centerline
capital group

Centerline Holding Company
2007
Annual Report

CONTENTS

Shareholder Letter 03
Strategy 08
Assets Under Management 10
Revenue Composition 11
Competitive Strengths 12
10-K

Year ended December 31 (dollars in thousands, except per share amounts)	2007	2006	2005
Total Revenues [1]	$394,786	$365,324	$320,520
CAD [2]	$ 94,894 [5]	$ 111,030	$ 114,710
CAD per share (diluted) [2][3]	$ 1.64 [5]	$ 1.89	$ 1.97
Net income (loss)	$ (1,772) [6]	$ 41,294	$ 59,014
Net income (loss) available to shareholders	$ (6,529) [6]	$ 36,542	$ 56,994
Net income (loss) per share (diluted) [3]	$ (0.11) [6]	$ 0.62	$ 0.98
Dividends per share [3]	$ 1.68	$ 1.68	$ 1.65
Weighted average shares outstanding for net income calculation (dilutive) [3][4]	57,175	58,711	58,291
Weighted average shares outstanding for CAD calculations (dilutive) [3][4]	58,000	58,711	58,291

(1) Adjusted to exclude Consolidated Partnerships.

(2) Centerline believes Cash Available for Distribution ("CAD") is helpful to investors in measuring the performance of our Company. CAD represents net income (computed in accordance with GAAP), adjusted for certain items as illustrated in Note 24 to the consolidated financial statements. There is no generally accepted methodology for computing CAD, and the Company's computation of CAD may not be comparable to CAD reported by other companies. CAD does not represent net cash provided by operating activities (determined in accordance with GAAP) and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of the Company's performance, as an alternative to net cash provided from operating activities (determined in accordance with GAAP), as a measure of our liquidity, or as an indication of our ability to make cash distributions.

(3) Includes common and Convertible Community Reinvestment Act ("CRA") Preferred shares, excluding 4.4% Convertible CRA Preferred shares.

(4) Dilutive securities include share options and restricted common shares granted to employees. In accordance with accounting rules, no common share equivalents are included in the 2007 weighted average shares when there is a net loss after dividends for the 4.4% Convertible CRA Preferred Shares and subsidiary equity units are not included in any calculations, as the effect is anti-dilutive.

(5) Excluding expenses from the December 2007 bond re-securitization.

(6) Excluding the loss from the December 2007 bond re-securitization.

Cautionary Statement for Purposes of The "Safe Harbor" Provisions of The Private Securities Litigation Reform Act of 1995

This Annual Report on Form 10-K contains forward-looking statements. These forward-looking statements are not historical facts, but rather our beliefs and expectations that are based on our current expectations, estimates, projections, beliefs and assumptions about our Company and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Some of these risks include, among other things:

- *adverse changes in real estate markets, general economic and business conditions;*
- *adverse changes in credit markets and risks related to the form and structure of our financing arrangements;*
- *our ability to generate new income sources, raise capital for investment funds and maintain business relationships with providers and users of capital;*
- *changes in applicable laws and regulations;*
- *our tax treatment, the tax treatment of our subsidiaries and the tax treatment of our investments;*
- *competition with other companies;*
- *risk of loss from direct and indirect investments in commercial mortgage-backed securities ("CMBS") and collateralized debt obligations ("CDOs");*
- *risk of loss under mortgage banking loss sharing agreements; and*
- *risks associated with providing credit intermediation.*

We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this annual report.

Our focus is to deliver value for our shareholders and clients. That has never changed and will never change. But we have transformed to an alternative asset manager. In the truest sense of the word, it's a qualitative change. In hindsight, we're prescient. In truth, we're practical. [illegible]

[illegible] We have worked tirelessly since then to position our company to take advantage of the altered state of the capital markets so we can do what we do best: buy, watch, fix.

MARC D. SCHNITZER
CHIEF EXECUTIVE OFFICER
AND PRESIDENT
(RIGHT)

LEONARD W. COTTON
VICE CHAIRMAN
(LEFT)



DEAR FELLOW SHAREHOLDER:

Last year we launched our new brand, with the theme: Pragmatic Entrepreneur. If ever there was a year for pragmatism, it was 2007. In the midst of one of the most volatile credit markets in history, Centerline produced solid financial results and achieved several key milestones.

While our stock performance suffered, as was the case for virtually all participants in the real estate finance and investment sector, we are proud of our achievements for the year. We also laid the groundwork for how we will continue to navigate the choppy waters we expect in the year ahead. As we move forward, positioned as an alternative asset manager focused on real estate funds and financing, we are prepared to address the continuing storm in the credit markets.

Centerline's business today is based on fees generated by sponsoring, raising and managing real estate debt and equity vehicles. While some areas of our business had magnified exposure to the credit crisis, other areas performed extremely well in 2007. Our performance in the midst of a market downturn demonstrates the value of our diverse operating platform. We ended the year with over $11.9 billion of assets under management, a 20 percent increase over 2006.

A TRANSFORMATIVE YEAR

2007 was a year of change. It began with our name change and branding initiative—to Centerline Capital Group from CharterMac—meant to simplify our story and establish a unified identity and message for our company. We restructured our business lines into four interdependent business groups: Affordable Housing, Commercial Real Estate, Credit Risk Products and Portfolio Management.

At the end of the year, we completed the strategic transformation of our business. For the past several years we have been moving closer to becoming an alternative asset management firm—a business model we believe is inherently more stable than the spread investing undertaken by our bond business.

This transformation became a higher priority as it became increasingly clear the bifurcation of our business model between our interest-rate sensitive bond business and our asset management business complicated our story and made us difficult to be understood by the investment community. With $2.8 billion of affordable housing bonds on our balance sheet, the market viewed us largely as a mortgage company.

Recognizing that real growth lies in increasing our assets under management, we analyzed ways to monetize our bond portfolio in the most efficient and effective manner. On December 28, 2007, we completed a $2.8 billion re-securitization of our bond portfolio with Freddie Mac. Under the terms of the transaction, we retained a high-yielding subordinate position in the bond portfolio, providing us with ongoing cash flow. With completion of the bond securitization, the structure of our remaining bond business is closely aligned with the asset management structure we utilize in our other businesses because we remain the primary and special servicer for the bonds.

A TRANSFORMATIVE YEAR (CONTINUED)

The Freddie Mac transaction materially improved our risk profile by reducing the funding and interest rate risk inherent in our liability structure. Centerline has a leaner balance sheet, improved credit metrics and an increased percentage of revenues derived from asset management services. We are now a low-leveraged company. In connection with the Freddie Mac transaction, we restructured our corporate debt facilities, resulting in a net reduction of corporate debt of $120 million, including liabilities associated with the transaction.

Our timing could not have been more opportune. Since we completed the Freddie Mac transaction, the Tender Option Bond (TOB) market in which we financed our tax-exempt bonds has essentially shut down. Funding costs have increased significantly and there is little, if any, liquidity. Had we not completed the transaction with Freddie Mac when we did, our Company would be facing a very difficult, expensive environment to fund our bond portfolio, with little, if any, spread income.

AFFORDABLE HOUSING

Affordable housing remains an integral part of who we are and what we do at Centerline. Throughout market cycles, affordable housing continues to be a stable, proven asset class. And Centerline continues to be a proven market leader. 2007 was another solid year for Centerline's Affordable Housing Group, which raised nearly $1.2 billion for various low-income housing tax credit funds.

Since the beginning of 2008, we have seen a changeover in the affordable housing investor base, driven by reduced investments on the part of traditional players such as Fannie Mae, Freddie Mac and some commercial banks. We are experiencing greater interest from insurance companies and other investors as yields rise and become increasingly attractive in light of current interest rates. Our deal pipeline is growing as developers align their expectations of what they can earn with higher investor-yield requirements. As our experience has proven, market disruption generates a flight to quality that inspires investors and developers alike to deal with industry leaders such as Centerline. Consistent with our strategy, and unlike many other market participants, we ended 2007 with very little unsold deal inventory, which will enable us to build our book of business this year based on current market pricing.

COMMERCIAL REAL ESTATE

Business in our Commercial Real Estate Group has been impacted by market forces beyond our control or the control of any other participants in the real estate financing and investment industry. The CMBS market is stalled and has been since August. Nevertheless, we cannot over-emphasize our belief that the disruption in the CMBS market is a technical and fear-driven reaction rather than instability in commercial real estate fundamentals—and does not reflect credit quality in our portfolio or the commercial real estate market in general.

COMMERCIAL REAL ESTATE (CONTINUED)

Across market cycles, our CMBS strategy has always been: buy and hold. Currently, we have three CMBS funds under management, with nearly $1.5 billion of committed investor equity. Our first fund has surpassed its return hurdle, returned all of its capital to its investors and should continue providing a yield to investors until it liquidates. Our second fund has been fully invested and permanent, matched-term financing has been put in place. The second fund is generating incentive income to the Company and its asset quality remains stable. Our third fund, which we raised in August of last year, experienced some issues in the beginning of 2008 resulting from interim market valuations on its assets. In accordance with our longstanding strategy, we utilized a modest level of repurchase financing to accumulate assets in this fund. However, due to lack of trading in the secondary CMBS market, credit spreads widened dramatically and comparable market data evaporated, causing the current market value of the assets in the fund to decline temporarily. This confluence of events resulted in margin calls by our financing providers. We arranged two-year bridge financing that allowed us to repay the fund's repurchase financing in full and now protects the fund's assets from mark-to-market volatility. Our swift actions enabled us to preserve the value of our investors' capital.

Our Commercial Real Estate Group experienced the greatest opportunity in the latter half of 2007 with its agency lending platform. Because the conduit market slowed down last summer, agencies have been among the few reliable executions for multifamily financing. We originated $961 million of multifamily mortgage loans on behalf of Fannie Mae and Freddie Mac in 2007, a seven percent increase over 2006 agency volume. We were the first lender to receive fully delegated lending status from Freddie Mac as a targeted affordable housing lender, which accelerates our ability to deliver loans to Freddie Mac without prior approval. Our agency servicing portfolio totaled $8.5 billion at year end, providing us stable and ongoing revenue.

Our agency business continues to be strong as we move into 2008. In the first quarter, we closed an $80 million loan on behalf of Fannie Mae, our biggest loan for Fannie Mae to date. We expect our agency volume to be steady and we expect to expand our agency lending capabilities as 2008 progresses.

CREDIT RISK PRODUCTS

Centerline Financial LLC, part of our Credit Risk Products Group, received AAA-counterparty rating as a credit-derivative products company from Standard & Poor's at the end of 2007. A counterparty rating allows us to provide credit default swaps directly to third parties, without paying additional fees. We also can employ our AAA-rating to credit-enhance affordable housing debt for third parties. Given the current unrest wit monoline insurers, we anticipate ample opportunity to pursue third-party business, on a selective basis, at very attractive pricing throughout 2008.

PORTFOLIO MANAGEMENT

Centerline's success this year would not have been possible without our Portfolio Management Group. Our core strategy is: Buy. Watch. Fix. We invest diligently, monitor performance vigilantly and rectify problems quickly. Our Portfolio Management Group is the foundation of our *watch* and *fix* capabilities. The ability to raise our next investment fund is contingent upon our prior performance and our Portfolio Management Group seeks to ensure our assets perform on par with our investors' expectations. When an investment undergoes difficulty, we have the proven ability to develop and implement effective timely solutions. Our special servicing platform carries the industry's highest ratings from Fitch and Standard and Poor's.

Throughout 2007, delinquencies within our CMBS portfolio stayed at all time lows. As of December 31, 2007, Centerline was the named special servicer on a portfolio of over $116.9 billion. Only $334.7 million was delinquent, representing 0.30 percent of the entire portfolio, as compared to the industry average of 0.39 percent as reported by Trepp, LLC at December 31, 2007.

Our agency (Fannie/Freddie) loan servicing portfolio maintained strong credit performance as well. As of December 31, 2007, two loans, with an outstanding balance of $14.1 million, were delinquent, representing only 0.16 percent of our $8.5 billion loan servicing portfolio.

SECURING THE FUTURE

In today's world, our competitive financial advantages lie in asset management. Increasing our assets under management will remain the main focus of our growth strategy as we move forward.

2007 has been a year of tremendous challenges and achievements. We are grateful to our employees, shareholders and clients for staying the course, though we acknowledge it's been a bumpy ride at times. We believe in our future as a premier alternative asset management company and the ability of our board and management team to guide us there. On behalf of everyone at Centerline, thank you for your continued support.

ANNUAL MEETING

Centerline invites you to join our annual shareholders' meeting on Thursday, June 12, 2008, at 10:00 a.m. The meeting will be held at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York.

Respectfully,

Marc D. Schnitzer
CEO and President
Centerline Capital Group

Leonard W. Cotton
Vice Chairman
Centerline Capital Group

EXECUTIVE COMMITTEE
(L TO R)

J. LARRY DUGGINS
EXECUTIVE MANAGING DIRECTOR
COMMERCIAL REAL ESTATE

ANDREW J. WEIL
EXECUTIVE MANAGING DIRECTOR
AFFORDABLE HOUSING

ROBERT L. LEVY
CHIEF FINANCIAL OFFICER

DONALD J. MEYER
CHIEF INVESTMENT OFFICER

JOHN E. D'AMICO
GENERAL COUNSEL

NICHOLAS A. C. MUMFORD
EXECUTIVE MANAGING DIRECTOR
CREDIT RISK PRODUCTS

JUSTIN E. GINSBERG
SENIOR MANAGING DIRECTOR
AFFORDABLE HOUSING

PAUL G. SMYTH
SENIOR MANAGING DIRECTOR
PORTFOLIO MANAGEMENT
(NOT PICTURED)



BUY.

We invest prudently

Because we know how to assess and manage credit risk, our investment decisions are informed, astute and designed to provide returns—in any capital market environment. Our success is proven in our track record of delivering results.

WATCH.

We monitor performance vigilantly

Our investments are long term; we buy and hold. We watch our investments carefully. We perform our due diligence before we invest and remain unwavering in our vigilance throughout the term of the investment.

Our attention remains steadfast to ensure our core businesses — affordable housing and commercial real estate — and our platform of services and assets under management continue to perform well. Truth is, we never waiver from our operating principles of buy, watch, fix. Times like these test the mettle of even the most experienced commercial real estate professionals. We have the right leadership and a strategic vision grounded in reality to carry us forward in 2008.

FIX.

We rectify problems quickly

Things can go wrong on the loan side or the property side. That's when our special servicers, with the highest rating in our industry, remedy faltering debt obligations and return properties to operational efficiency. We research every possible solution until a problem is solved.

Assets Under Management

- LIHTC Funds
- CMBS Funds
- High Yield Debt Funds
- [illegible] Equity Funds

[illegible]

[illegible]



12
10
8
6
4
2
0
2003
2004
2005
2006
2007

Revenue Composition[1]

(1) Revenues adjusted to exclude the impact of consolidated partnerships. Also includes equity income.


Transac-
tional
6%
Full Year 2007
Investment
Management
39%
Investment
Income
55%

Our revenue and equity income are derived primarily from three sources: investment management fees, transactional fees and investment income. As our evolution into an alternative asset manager continues, we expect more of our revenues and equity income will be from investment management fees.

Investment management fees include fees we receive from affordable housing fund sponsorship, asset management and loan servicing as well as performance based fees for managing our commercial real estate funds. Transactional fees include fees from credit intermediation activities and loan originations. Investment income includes interest income received from our balance sheet investments as well as income from our co-investments in our commercial real estate funds.

2007 Revenue Composition Per Business Group


Transactional 2%
Investment Management 35%
Investment Income 63%
Affordable Housing
Investment Management 61%
Investment Income 29%
Transac-
tional 10%
Commercial Real Estate
Investment Management 40%
Investment Income 60%
Portfolio Management
Investment Income 23%
Transactional 75%
Credit Risk Products
Investment Management 2%

Centerline's competitive strengths can be summarized as: action, leadership, longevity, vision, perseverance, market savvy, adaptability, stability and superior products and service. Our leaders have survived many market cycles and know how to guide through tough times. We have confidence in our strategic vision, the dedicated people at every level of our company and our operational platforms.

1

Qualitative Change

Our bond securitization with Freddie Mac at the end of the year was a major milestone in our transformation from a spread investor to an alternative asset management company focused on real estate funds and financing.

2

Progressive Strategies

The tender-option bond market in which we financed tax-exempt bonds is at a standstill. With bonds off our balance sheet and fixed-rate long-term financing in place, we're better insulated from ever-increasing funding risks and decreasing liquidity in the bond markets.

3

Credible Progress

Real estate investors and lenders require assurance—and proof—their assets are in supremely capable hands. Credibility remains paramount but is meaningful only when distilled to performance. Our special servicing platform is the highest-rated in our industry. Real estate is cyclical and we have managed through many cycles. We understand how critical timing is to maintaining asset value and remedying problem loans. In other words, our special servicers seek to ensure asset performance, but when things break, we fix them quickly.

4

Diversified Platform

Affordable Housing Centerline has been a market leader since inception of the low-income housing tax credit (LIHTC) in 1986. We continue to set the benchmark for the affordable housing industry in the 47 states where we finance properties.

Commercial Real Estate We offer financing at every level of a property's capital structure. Our broad spectrum of financing and investment products are tailored to meet specific project and client requirements for multifamily, office, retail, industrial and mixed use.

Portfolio Management We monitor every loan we originate or acquire. Our special servicers detect issues early and develop solutions to preserve investments throughout their life cycles. Our special servicing platform has earned the industry's highest rating.

Credit Risk Products Centerline Financial, a subsidiary of Centerline, provides credit intermediation in the form of credit default swaps (CDS) to the affordable multifamily housing industry. Centerline Financial received a AAA-counterparty rating from Standard & Poor's in December, 2007.

5

Pragmatic Results

At December 31, 2007, we had $11.9 billion of assets under management.

Centerline Holding Company

financial results

page 2 Selected Financial Data

page 3 Consolidated Balance Sheet

page 4 Consolidated Statements of Operations

page 6 Consolidated Statements of Cash Flows

page 8 Notes to Consolidated Financial Statements

page 57 Management's Report on the Effectiveness of Internal Control over Financial Reporting

page 57 Reports of Independent Registered Public Accounting Firm

page 59 Management's Discussion and Analysis

(in thousands, except per share amounts)

The information set forth below presents our selected financial data. Additional financial information is set forth in the consolidated financial statements and notes thereto.

	Year Ended December 31,				
	2007 [1]	2006 [2]	2005 [3]	2004 [4]	2003 [5]
Revenues	$ 572,927	$ 387,259	$ 295,097	$ 232,432	$ 152,240
Expenses	$ 632,303	$ 460,647	$ 351,658	$ 234,214	$ 87,995
(Loss) income before income taxes	$ (55,621)	$ 47,786	$ 30,437	$ 48,120	$ 60,514
Net (loss) income	$ (60,128)	$ 41,294	$ 59,014	$ 65,363	$ 66,586
Net (loss) income available to shareholders [6]	$ (64,885)	$ 36,542	$ 56,994	$ 65,363	$ 61,248
Net (loss) income per share [6]					
Basic	$ (1.19)	$ 0.63	$ 0.98	$ 1.19	$ 1.31
Diluted	$ (1.19)	$ 0.62	$ 0.98	$ 1.19	$ 1.31
FINANCIAL POSITION					
Total assets	$ 9,491,588	$ 9,687,971	$ 6,968,757	$ 5,737,221	$ 2,581,169
Notes payable	$ 505,888	$ 591,165	$ 304,888	$ 174,454	$ 153,350
Financing arrangements and secured financing	$ 562,502	$ 1,801,170	$ 1,429,692	$ 1,068,428	$ 900,008
Preferred shares of subsidiary:					
Subject to mandatory repurchase	$ 273,500	$ 273,500	$ 273,500	$ 273,500	$ 273,500
Not subject to mandatory repurchase	$ 104,000	$ 104,000	$ 104,000	$ 104,000	$ --
DIVIDENDS					
Dividends declared per share [7]	$ 1.68	$ 1.68	$ 1.65	$ 1.57	$ 1.37

(1) In December 2007, the re-securitization of our mortgage revenue bonds resulted in a loss of $77.9 million before minority interest allocations (see Note 4 to the consolidated financial statements).

(2) Includes Centerline Investors beginning in August 2006, and includes $29.2 million of expense (or $0.50 per basic and diluted share) related to a valuation allowance recorded against deferred tax assets (see Note 20 to the consolidated financial statements).

(3) Includes a $22.6 million non-cash pre-tax charge ($12.3 million after tax, or $0.21 per basic and diluted share) related to the write-off of the "Related Capital Company" trade-name intangible asset (see Note 9 to the consolidated financial statements).

(4) Reflects adoption of FASB Interpretation 46(R), Consolidation of Variable Interest Entities ("FIN 46(R)"), as of March 31, 2004 (See Note 1 to the consolidated financial statements).

(5) Includes CAHA beginning in November 2003.

(6) Includes common shareholders and Convertible CRA shareholders.

(7) Distributions per share are the same for both common shares and Convertible CRA shares.

(in thousands, except per share amounts)

	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents	$ 137,111	$ 178,813
Restricted cash	32,54	14,937
Investments:		
Available-for-sale (Note 6)	938,378	2,501,560
Equity method (Note 7)	38,760	40,546
Other (Note 8)	184,200	191,486
Investments in and loans to affiliates (Note 22)	107,175	65,181
Goodwill and intangible assets, net (Note 9)	504,273	541,050
Deferred costs and other assets, net (Note 10)	140,902	107,969
Consolidated partnerships (Note 23):		
Investments		
Available-for-sale	1,782,543	1,317,136
Equity method	4,178,206	3,598,009
Other	414,377	176,502
Land, buildings and improvements	661,380	617,914
Other assets	371,735	336,868
Total assets	$ 9,491,588	$ 9,687,971
LIABILITIES AND EQUITY		
Liabilities:		
Notes payable (Note 11)	$ 505,888	$ 591,165
Financing arrangements and secured financing (Note 12)	562,502	1,801,170
Accounts payable, accrued expenses and other liabilities (Note 13)	313,252	213,799
Preferred shares of subsidiary (subject to mandatory repurchase) (Note 15)	273,500	273,500
Consolidated partnerships (Note 23):		
Financing arrangements	1,128,376	687,719
Notes payable	458,367	615,977
Repurchase agreements	410,589	243,955
Due to property partnerships	970,602	971,864
Other liabilities	193,020	180,639
Total liabilities	4,816,096	5,579,788
Minority interests in subsidiaries, net of tax (Note 15)	176,716	247,390
Preferred shares of subsidiary (not subject to mandatory repurchase) (Note 15)	104,000	104,000
Redeemable securities (Note 16)	69,888	--
Limited partners' interests in consolidated partnerships (Note 23)	3,782,912	2,806,661
Commitments and contingencies (Note 25)		
Shareholders' equity (Note 17):		
Beneficial owners equity:		
4.4% Convertible CRA preferred shares; no par value; 1,060 shares issued and outstanding in 2007 and 2,160 shares issued and outstanding in 2006	51,281	104,498
Convertible CRA shares; no par value; 5,306 shares issued and outstanding in 2007 and 6,552 shares issued and outstanding in 2006	66,879	98,603
Special preferred voting shares; no par value; 14,298 shares issued and outstanding in 2007 and 14,825 shares issued and outstanding in 2006	143	148
Common shares; no par value; 160,000 shares authorized; 53,943 issued and 50,567 outstanding in 2007 and 52,746 issued and 51,343 outstanding in 2006	592,505	708,038
Treasury shares of beneficial interest – common, at cost; 3,376 shares in 2007 and 1,403 shares in 2006	(64,312)	(28,018)
Accumulated other comprehensive income	(104,520)	66,863
Total shareholders' equity	541,976	950,132
Total liabilities and shareholders' equity	$ 9,491,588	$ 9,687,971

See accompanying notes to consolidated financial statements

(in thousands except per share amounts)

	Year ended December 31,		
	2007	2006	2005
Revenues:			
Mortgage revenue bond interest income	$ 150,609	$ 156,500	$ 146,024
Other interest income	58,988	34,159	16,162
Fee income	94,290	90,946	90,047
Other	11,019	15,998	14,908
Consolidated partnerships (Note 23):			
Interest income	195,203	51,728	5,129
Fee income	738	100	--
Rental income	55,541	30,701	18,824
Other	6,539	7,127	4,003
Total revenues	572,927	387,259	295,097
Expenses:			
Interest	145,236	97,853	57,098
Interest – consolidated partnerships (Note 23)	100,321	47,926	26,322
Interest – distributions to preferred shareholders of subsidiary	18,898	18,898	18,898
General and administrative (Note 18)	182,484	160,786	125,39
Depreciation and amortization	45,099	45,395	43,795
Write-off of goodwill and intangible assets	7,226	2,644	22,567
Impairment of mortgage revenue bonds and other assets	20,008	5,003	4,555
Other expenses of consolidated partnerships (Note 23)	113,031	82,142	53,028
Total expenses	632,303	460,647	351,658
Loss before other income	(59,376)	(73,388)	(56,561)
Other income (loss):			
Equity and other income (loss)	(5,165)	1,978	7,037
Repayment of mortgage revenue bonds and sales of other assets	11,151	18,370	8,062
Loss on re-securitization of mortgage revenue bonds (Note 4)	(77,903)	--	--
Investments held by consolidated partnerships, net (Note 23)	(341,107)	(278,232)	(247,986)
Loss before allocations	(472,400)	(331,272)	(289,448)
(Income)/Loss allocations:			
Preferred shares of subsidiary	(6,225)	(6,225)	(6,225)
Minority interests in subsidiaries, net of tax (Note 15)	24,111	(16,094)	(23,421)
Limited partners of consolidated partnerships, net (Note 23)	398,893	401,377	349,531
(Loss) income before income taxes	(55,621)	47,786	30,437
Income tax (provision) benefit (Note 20)	(4,507)	(6,492)	28,577
Net (loss) income	(60,128)	41,294	59,014
Preferred dividend requirements	(4,757)	(4,752)	(2,020)
Net (loss) income available to Common/CRA shareholders	$ (64,885)	$ 36,542	$ 56,994
Net (loss) income per share (Note 21):			
Basic	$ (1.19)	$ 0.63	$ 0.98
Diluted	$ (1.19)	$ 0.62	$ 0.98
Weighted average shares outstanding (Note 21):			
Basic	57,175	58,154	58,018
Diluted	57,175	58,711	58,291
Dividends declared per share	$ 1.68	$ 1.68	$ 1.65

See accompanying notes to consolidated financial statements

(In thousands)

	4.4% Convertible CRA Preferred	Convertible CRA Shares	Special Preferred Voting Shares	Common Shares		Treasury Shares	Accumulated Other Comprehensive Income (loss)	Total	Comprehensive Income (loss)
				Shares					
January 1, 2005	$ --	$109,849	$152	51,229	$ 764,139	$ (2,970)	$ 11,552	$882,722	--
Net income	2,020	6,436	--		50,558	--	--	59,014	59,014
Unrealized gains	--	--	--	--	--	--	88,552	88,552	88,552
Share based compensation	--	--	--	659	12,949	--	--	12,949	--
Conversions or redemptions	--	--	(2)	287	4,818	--	--	4,816	--
Issuance	104,498	--	--	--	--	--	--	104,498	--
Treasury shares	--	--	--	(187)	--	(4,165)	--	(4,165)	--
Distributions	(2,020)	(10,812)	--	--	(85,719)	--	--	(98,551)	--
December 31, 2005	104,498	105,473	150	51,988	746,745	(7,135)	100,104	1,049,835	$147,566
Net income	4,752	4,137	--		32,405	--	--	41,294	$41,294
Unrealized losses	--	--	--	--	--	--	(33,241)	(33,241)	(33,241)
Share based compensation	--	--	--	417	15,848	--	--	15,848	--
Conversions or redemptions	--	--	(2)	20	1,954	--	--	1,952	--
Treasury shares	--	--	--	(1,082)	--	(20,883)	--	(20,883)	--
Distributions	(4,752)	(11,007)	--	--	(88,914)	--	--	(104,673)	--
December 31, 2006	104,498	98,603	148	51,343	708,038	(28,018)	66,863	950,132	$8,053
Net income (loss)	4,757	(7,436)	--	--	(57,449)	--	--	(60,128)	$(60,128)
Unrealized losses	--	--	--	--	--	--	(171,383)	(171,383)	(171,383)
Share based compensation	--	--	--	918	29,999	--	--	29,999	--
Adoption of FIN 48	--	--	--	--	(1,161)	--	--	(1,161)	--
Conversions or redemptions	--	--	(5)	278	5,139	--	--	5,134	--
Reclassification to redeemable securities	(53,217)	(13,281)	--	--	(3,390)	--	--	(69,888)	--
Treasury shares	--	--	--	(1,972)	--	(36,294)	--	(36,294)	--
Distributions	(4,757)	(11,007)	--	--	(88,671)	--	--	(104,435)	--
December 31, 2007	$51,281	$ 66,879	$143	50,567	$592,505	$(64,312)	$(104,520)	$ 541,976	$(231,511)

See accompanying notes to consolidated financial statements

(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Cash Flows from Operating Activities:			
Net (loss) income	$(60,128)	$ 41,294	$ 59,014
Reconciling items:			
Gain on repayment of mortgage revenue bonds and other assets	(803)	(1,055)	(1,561)
Impairment of mortgage revenue bonds and other assets	20,008	5,003	4,555
Loss on re-securitization of mortgage revenue bonds	77,903	--	--
Depreciation and amortization	45,099	45,395	43,795
Equity in unconsolidated entities	5,165	(1,979)	(7,037)
Distributions received from equity investees	149	4,469	3,702
Write-off of goodwill and intangible assets	7,226	2,644	22,567
Income allocated to preferred shares of subsidiary	6,225	6,225	6,225
Income (loss) allocated to minority interests in subsidiaries	(24,111)	16,094	23,421
Non-cash compensation expense	29,019	15,425	8,751
Other non-cash expense	9,406	685	2,940
Deferred taxes	3,147	2,423	(28,178)
Reserves for bad debt	4,052	6,961	4,986
Change in fair value of interest rate derivatives	34,740	(203)	203
Changes in operating assets and liabilities, net of acquisitions:			
Mortgage servicing rights	(10,598)	(8,648)	(7,520)
Mortgage loans held for sale	29,002	31,288	(125,797)
Deferred revenues	8,046	24,167	10,210
Receivables	40,365	(72,659)	(43,279)
Other assets	4,659	(18,426)	(140)
Accounts payable, accrued expenses and other liabilities	31,313	4,206	19,590
Net cash flow from operating activities	259,884	103,309	(3,553)
Cash Flows from Investing Activities:			
Sale and repayments of mortgage revenue bonds	1,658,900	115,600	133,611
Acquisition and funding of mortgage revenue bonds	(226,393)	(419,940)	(443,517)
Acquisition of mortgage loans held for investment	(269,102)	(5,473)	(34,401)
Repayments of mortgage loans held for investment	299,892	48,939	3,039
Acquisitions, net of cash acquired	--	(262,659)	(290)
Advances to partnerships	(210,209)	(195,044)	(146,977)
Collection of advances to partnerships	221,895	188,711	138,981
Deferred investment acquisition costs	(2,040)	(1,474)	(2,897)
(Increase) decrease in restricted cash, escrows and other cash collateral	(135,144)	19,244	317
Return of capital from equity investees	90	16,667	--
Purchases of CMBS and other available-for-sale securities	(305,620)	(109)	--
Sale of CMBS and other securities	276,393	--	--
Loan to AMAC	(62,685)	(15,000)	4,600
Investment in AMAC shares	(12,285)	--	--
Equity investments and other investing activities	(15,338)	(30,045)	(21,221)
Net cash flow from investing activities	1,218,354	(540,583)	(368,755)

See accompanying notes to consolidated financial statements

Continued

(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Cash Flows from financing Activities:			
Repayments of financing arrangements	(2,000,273)	(1,028,533)	(185,369)
Proceeds from financing arrangements and secured financing	761,605	1,409,098	546,632
Distributions to shareholders	(104,436)	(104,168)	(96,581)
Distributions to preferred shareholders of subsidiary	(6,225)	(6,225)	(6,225)
Distributions to minority interests in consolidated subsidiaries	(37,617)	(35,589)	(34,677)
(Decrease) increase in notes payable	(85,277)	244,679	130,434
Minority interest contribution	3,100	5,250	--
Proceeds from stock options exercised	678	756	3,804
Retirement of minority interests and special preferred voting shares	(3,111)	(724)	(2)
Treasury stock purchases	(36,294)	(20,447)	--
Issuance of preferred shares	--	--	108,000
Accounts payable, accrued expenses and other liabilities	31,313	4,206	19,590
Deferred financing costs	(12,090)	(9,305)	(3,700)
Net cash flow from financing activities	(1,519,940)	454,792	462,316
Net (decrease) increase in cash and cash equivalents	(41,702)	17,518	90,008
Cash and cash equivalents at the beginning of the year	178,813	161,295	71,287
Cash and cash equivalents at the end of the year	$ 137,111	$ 178,813	$ 161,295
Supplemental information:			
Interest paid	$ 22,843	$ 94,713	$ 55,771
Taxes paid	$ 2,924	$ 1,204	$ 768
Non-cash investing and financing activities:			
Exchange of mortgage revenue bonds for Freddie Mac certificates	$ 442,140	$ --	$ --
Share grants issued	$ 28,445	$ 41,767	$ 3,706
Conversion of minority interests to common shares	$ 5,161	$ 1,954	$ 4,818
Treasury stock purchases via employee withholding	$ 2,953	$ 436	$ 4,165
Cancellation of acquisition – related SMUs	$ --	$ (4,076)	$ --
Issuance of SMUs in exchange for investment or acquisition	$ --	$ --	$ 11,576
Acquisition activity:			
Conversion of existing assets	$ --	$ 14,221	$ 70,000
Issuance of subsidiary equity	--	4,859	7,500
Decrease in minority interest	--	--	(4,200)
Assets acquired	--	(341,248)	(90,530)
Liabilities assumed	--	59,509	16,940
Net cash paid for acquisitions	$ --	$ (262,659)	$ (290)

See accompanying notes to consolidated financial statements

Centerline Holding Company

notes to consolidated financial statements

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

A. Description of Business

Centerline Holding Company, together with its subsidiaries, is an alternative asset manager with a core focus on real estate and more than $11.9 billion of assets under management as of December 31, 2007. We conduct substantially all of our business through our subsidiaries, generally under the designation Centerline Capital Group. For ease of readership the term "we" (as well as "us", "our" or "the Company") as used throughout this document may mean a subsidiary or the business as a whole, while the term "parent trust" refers only to Centerline Holding Company as a stand-alone entity.

We manage our operations through six reportable operating segments including two segments not involved in direct operations. Our four operating segments include:

→ *Affordable Housing*, which brings together the users and providers of debt and equity capital to the affordable multifamily rental housing industry;

→ *Commercial Real Estate*, which provides a broad spectrum of financing and investment products for multifamily, office, retail, industrial mixed-use and other properties;

→ *Portfolio Management*, which comprises activities for monitoring, managing and servicing the Affordable Housing and Commercial Real Estate assets we own, for funds we manage and for third parties; and

→ *Credit Risk Products*, which provides credit intermediation, through our subsidiaries, to affordable housing debt and equity products. Through this segment, we also invest in syndicated corporate debt.

We consolidate certain funds we control (see *Basis of Presentation*), notwithstanding the fact that we may only have a minority economic interest in such entities. For segment purposes, these Consolidated Partnerships include the investment fund partnerships we originate and manage through the Affordable Housing and Commercial Real Estate segments and certain property partnerships, all of which we are required to consolidate in accordance with various accounting pronouncements. The fund partnerships invest in low income housing tax credit ("LIHTC") properties, high-yield commercial mortgage backed securities ("CMBS") and high-yield debt. In addition to these five segments, we separately show our Corporate Group, which includes our central administrative, financing and acquisition related functions.

B. Basis of Presentation

Our consolidated financial statements are prepared on a basis consistent with generally accepted accounting principles of the United States of America ("GAAP") and pursuant to the rules of the Securities and Exchange Commission ("SEC"). The consolidated financial statements of Centerline Holding Company include the parent trust and its wholly owned and majority owned subsidiary statutory trusts, corporations and limited liability companies which we control; and the Consolidated Partnerships which are those entities in which we have a substantive controlling general partner or managing member interest or in which we have concluded we are the primary beneficiary of a variable interest entity ("VIE") in accordance with the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46 (as revised) *Consolidation of Variable Interest Entities* ("FIN 46(R)").

We eliminate from our financial results all intercompany transactions, including intercompany transactions between our operating segments and our Consolidated Partnerships.

We adopted our current segment presentation as of January 1, 2007, and have reclassified our segment results and other certain amounts in prior periods to conform to the current year presentation. In addition, we reclassified all balances ($41.7 million of assets as of December 31, 2006) and income statement activity ($5.9 million of revenues in 2006 and $3.9 million in 2005 as well as associated expenses) related to Real Estate owned to our Consolidated Partnerships segment.

Accounting Changes

Statement No. 156. As of January 1, 2007, we adopted Statement of Financial Accounting Standards ("SFAS") No. 156, *Accounting for Servicing of Financial Assets* ("SFAS 156"). SFAS 156 amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* ("SFAS 140"), stipulating the accounting for mortgage servicing rights ("MSRs") and requiring that such rights be recorded initially at fair value. SFAS 156 also permits, but does not require, that we may subsequently record MSRs at fair value with changes in fair value recognized in the statement of operations. Alternatively, we may continue to amortize the MSRs over their projected service periods. We elected to continue amortization of our MSRs and, therefore, there was no impact on our consolidated financial statements upon adoption.

FIN No. 48. As of January 1, 2007, we adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 sets a standard for recognizing tax benefits in a company's statement of operations based on a determination whether it is more likely than not that the position would withstand audit, without regard for the likelihood of an audit taking place. Assuming a position meets the "more-likely-than-not" threshold, FIN 48 also prescribes measurement standards requiring determination of how much of the tax position would ultimately be allowed if challenged (see Note 20 regarding the impact of adoption).

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

A. Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates that require difficult and subjective judgments inherent in the preparation of the accompanying consolidated financial statements include the determination of fair value for mortgage revenue bonds, Federal Home Loan Mortgage Corporation ("Freddie Mac") certificates, goodwill and intangible assets; accounting for income taxes, including the potential outcome of uncertain tax positions; and determination of consolidated entities. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

B. Cash and Cash Equivalents, Restricted Cash

Cash and cash equivalents include cash in banks and investments in short-term instruments with an original maturity date of three months or less. Restricted cash includes collateral for borrowings within our securitization programs and in accordance with Fannie Mae and Freddie Mac requirements.

C. Investments

Available-for-Sale

We account for investments designated as available-for-sale in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"), and report them at fair value, with unrealized gains and losses, net of tax where applicable, recorded in accumulated other comprehensive income. For certain classes, we accumulate available-for-sale investments first for our own account. Subsequently, after consideration of market conditions and investment strategies, among other factors, we either hold the investments or sell such investments into funds. Our available-for-sale investments, including those of Consolidated Partnerships, include:

→ *Mortgage Revenue Bonds* – For our Affordable Housing segment, we invest in mortgage revenue bonds that are principally tax-exempt. Although we can and may elect to hold mortgage revenue bonds until maturity, we have the ability to securitize or otherwise sell such bonds and, in most cases, have the ability to require redemption prior to maturity. We base the fair value of our mortgage revenue bonds on observable market transactions, which may indicate a fair value approximating the unpaid principal balance. Because mortgage revenue bonds typically have a limited market, in the absence of observable market transactions, we estimate fair value for each bond by utilizing the present value of the expected cash flows discounted at a rate for comparable tax-exempt investments and then comparing against any similar market transactions. Direct costs relating to unsuccessful acquisitions and all indirect costs relating to mortgage revenue bonds are charged to operations.

→ *Freddie Mac Certificates* – In connection with the re-securitization of our Affordable Housing mortgage revenue bond portfolio in December 2007, we retained interests in the form of Freddie Mac Taxable Multifamily Variable Rate Certificates ("Freddie Mac Certificates"). The Series A-1 Freddie Mac Certificates are fixed rate, credit enhanced certificates that have terms consistent with preferred shares of our Centerline Equity Issuer Trust I ("Equity Issuer") subsidiary (see Note 15). We determine fair value of the Series B Freddie Mac Certificates, which represent the residual interests of the re-securitized portfolio, based upon a discounted cash flow model that follows the contractual provisions of the certificates. The significant assumptions of the valuation include projecting the cash flows of the underlying mortgage revenue bonds and an appropriate discount rate.

→ *CMBS and Retained Interests* – For our Commercial Real Estate segment, we purchase real estate debt securities (principally high-yield CMBS securities) some of which are retained interests from previous securitization activities. In addition, our Consolidated Partnership segment may hold CMBS and retained interests. We classify these investments as available-for-sale as we may sell them or dispose of them prior to maturity. We generally estimate fair value of CMBS and similar retained interests based on market prices provided by certain dealers who make a market in these financial instruments.

The Company performs additional analysis on prices received based on broker quotes. This process includes analyzing the securities based on vintage year, rating and asset type and converting the price received to a spread. The calculated spread is then compared to market information available for securities of similar type, vintage year and rating (i.e. CMBX). This process is used by the Company to validate the prices received from brokers.

The market for these instruments may lack liquidity and have limited market volume. Accordingly, the fair values may reflect estimates and may not necessarily be indicative of the amounts we or a fund could realize in a current market exchange.

The yield to maturity on CMBS and retained interests depends on, among other things, the rate and timing of principal payments, the pass-through rate, and interest rate fluctuations. Our CMBS interests and retained interests are subordinated instruments. Cash flow from the mortgages underlying the CMBS interests and retained interests is allocated first to the senior interests and then among the other CMBS interests and retained interests in order of relative seniority. To the extent that there are defaults and unrecoverable losses on the underlying mortgages that result in reduced cash flows, the most subordinate interest bear the loss first, with excess losses borne by the remaining interests in order of relative subordination.

→ *Syndicated Corporate Debt* – Through our Credit Risks Products segment, we invest in syndicated corporate debt. We classify these investments as available-for-sale as we may sell or dispose of them prior to maturity. We estimate fair value based on readily available market prices.

→ *Marketable Securities* – From time to time, we may purchase other marketable securities, the fair value of which is based upon quoted market prices.

Available-for-sale securities are assessed for impairment quarterly. To determine if an impairment is other-than-temporary we generally consider the duration of the loss position, the strength of the underlying collateral, the term, management's intent and other similar information. We consider a mortgage revenue bond as impaired when we determine it is probable that not all required contractual payments will be made when due either from property operations or other sources of collection (such as sale under foreclosure and syndication of associated tax credits). Our primary tool to determine which bonds are likely to incur a loss is to evaluate the debt service coverage ratio based on our historical experience with similar properties, the frequency of such losses and current market conditions.

If we determine an available-for-sale security is other-than-temporarily impaired, we write it down to its estimated fair value and record a realized loss in the consolidated statements of operations. The fair value at that time is then considered the cost basis of the investment and subsequent increases in fair value over this new cost basis are included in other comprehensive income; subsequent decreases in fair value, if not other-than-temporary impairment, are also included in other comprehensive income.

For more information regarding available-for-sale investments see Note 6.

EQUITY INVESTMENTS

For investments in entities we do not control, but for which we have the ability to exercise significant influence over operating and financial policies, we use the equity method. Equity investments consist of:

→ *Partnership Interests* – Partnership interests related to the real estate equity investment funds we sponsor. Typically, we hold these investments for a short period until we establish a new fund.

→ *American Mortgage Acceptance Company* – American Mortgage Acceptance Company ("AMAC") is a publicly traded real estate investment trust ("REIT") for which we manage the operations.

→ *Centerline Urban Capital LLC* – Centerline Urban Capital LLC ("CUC") is a joint venture equity fund with the California Public Employees Retirement System ("CalPERS").

Under the equity method, we record our proportionate share of income or loss as a component of equity and other income (loss) in the consolidated statement of operations. Amounts recognized include equity allocations for management services and incentive income that we earn from co-investments in certain Consolidated Partnerships, although such amounts are eliminated in consolidation.

For more information regarding equity investments with respect to partnership interests see Note 7; for AMAC and CUC, see Note 22.

OTHER INVESTMENTS

Other investments consist of the following:

→ *Mortgage Loans Held for Sale* – Mortgage loans held for sale represent amounts due for mortgage loans sold under purchase agreements to permanent investors, but for which we are awaiting settlement of funds. We do not retain any interest in these loans except for MSRs and certain contingent liabilities pursuant to loss sharing agreements. We account for mortgage loans held for sale at the lower of cost or fair value in accordance with SFAS No. 65, *Accounting for Certain Mortgage Banking Activities*, ("SFAS 65"). The cost of the loans includes deferred loan commitment fee revenue net of direct costs associated with closing the related loan and we recognize these amounts in operations when the loans are sold in accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loan and Indirect Costs of Leases* ("SFAS 91").

→ *Stabilization Escrow* – As part of the re-securitization of our Affordable Housing mortgage revenue bond portfolio in December 2007, certain cash consideration was placed into escrow in connection with mortgage revenue bonds for which the underlying property was not considered stabilized. As these properties stabilize, subject to certain conditions, we are able to recoup amounts from escrow. The stabilization escrow is carried at fair value based upon an evaluation of the cash flows associated with the non-stabilized bonds, including an evaluation of the debt service coverage ratio ("DSCR") based on our historical experience with similar properties and the frequency of such losses.

→ *Mortgage Loans Held for Investment* – In accordance with SFAS 65, mortgage loans held for investment are carried at expected net realizable value. When we believe we will not collect all amounts due under the terms of the loan, we record a specific valuation allowance.

For investments in mortgage loans, we follow the provisions of SFAS No. 114, *Accounting by Creditors for Impairment of a Loan* ("SFAS 114"). Under SFAS 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires lenders to measure impaired loans based on:

- thepresentvalueofexpectedfuturecashflowsdiscountedattheloan's effective interest rate;
- the loan's observable market price; or
- the fair value of the collateral if the loan is collateral-dependent.

We periodically evaluate our portfolio of mortgage loans for possible impairment to establish appropriate loan loss reserves, if necessary. If, in our judgment, we determine that it is probable that we will not receive all contractually required payments when they are due, we deem the loan impaired and establish a loan loss reserve.

→ *Construction Loans to LIHTC Properties* – We invest in affiliated entities that co-develop properties. Development investments include amounts invested to fund pre-development and development costs. Investment funds we sponsor acquire the limited partnership interest in these properties (see also *C. Equity Investments - Partnership Interests* above). We expect to recapture these amounts from various sources attributable to the properties, including capital contributions of investments funds, cash flow from operations, and/or from co-development partners, who in turn have cash flow notes from the properties. In connection with our co-development agreements, affiliates of Centerline issue construction completion, development deficit guarantees and operating deficit guarantees to the lender and investment funds (for the underlying financing of the properties) on behalf of our subsidiary (see Note 25).

For more information regarding other investments see Note 8.

D. Goodwill and Intangible Assets, net

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets. We do not amortize the goodwill balance. The primary drivers that generate goodwill are the value of synergies, generally revenue synergies, between the acquired entities and the acquired assembled workforce.

We amortize other intangible assets on a straight-line basis over their estimated useful lives.

Goodwill and indefinite-lived intangible assets are tested annually during the fourth quarter and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of the unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow model. Should goodwill be deemed impaired, the useful lives of identified intangible assets may need to be reassessed and amortization accelerated, or such intangible assets could be deemed impaired as well.

Mortgage Servicing Rights

In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* ("SFAS 140"), as amended by SFAS 156, we recognize as assets the rights to service mortgage loans for others, whether the MSRs are acquired through a separate purchase or through loans originated and sold. We record purchased MSRs at cost, which approximates fair value. For originated loans, we allocate total proceeds from the sale of the loan (including the fair value of the MSR retained) and recognize a gain. In subsequent periods, we carry the assets at the amortized initial basis. In accordance with SFAS 140, all MSRs are amortized in proportion to, and over the period of, estimated net servicing income.

We assess MSRs for impairment based on the fair value of the assets as compared to carrying values. We estimate the fair value by obtaining market information from one of the primary mortgage servicing rights brokers. To determine impairment, the mortgage servicing portfolio is stratified by the risk characteristics of the underlying mortgage loans and we compare the estimated fair value of each stratum to its carrying value. When the carrying value of capitalized servicing assets exceeds fair value, we recognize impairment through a valuation allowance; fair value in excess of the amount capitalized is not recognized. For the servicing portfolio associated with our mortgage originating activities, we have determined that the predominant risk characteristic is the interest rate and loan type. For our other servicing portfolios we have determined that the predominant risk characteristic is the ability to generate a consistent income stream per loan due to the short-term nature of the loans being serviced or due to the fact that certain servicing revenues are not recurring.

In accordance with FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), we account for exposure to loss under our servicing contracts with Fannie Mae and Freddie Mac as guarantees through a provision for loan losses. The provision recorded is considered the fair value of the guarantees. As a portion of the servicing fees we receive represents compensation for our guarantee, we record the reserve as a contra-asset applied to the MSR balance. The exposure to loss results from guarantees made to Fannie Mae and Freddie Mac under the Designated Underwriting and Servicing ("DUS") and Delegated Underwriting Initiative ("DUI") programs to share the risk of loan losses (See Note 25 for more details). Our determination of the adequacy of the reserve for losses on loans serviced is based on an evaluation of the risk characteristics and exposure to loss associated with those loans, in accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS 5"). Our assessment is based on a number of factors including, but not limited to, general economic conditions, inability of the borrower to meet debt service requirements, or a substantial decline in the value of the collateral. For performing loans, we maintain a general reserve, which is based on the stratification of the loan servicing portfolio by DSCR. The probability of default and loss is higher for loans with lower DSCRs and therefore a higher reserve is maintained for such loans. For defaulted loans, we maintain a loan specific reserve based on an estimate of our share of the loss.

For more information regarding intangible assets, see Note 9.

E. Deferred Costs and Other Assets, net

Significant components of deferred costs and other assets, net include:

→ *Deferred Costs* – We capitalize costs incurred in connection with issuance of debt and equity issued by our subsidiaries and amortize them on a straight-line basis over the terms of the facilities, or in the case of our Equity Issuer subsidiary over the period to the expected repurchase date of the shares (which approximates the effective interest method).

→ *Land, Property and Buildings* – Our Consolidated Partnerships segment includes property partnerships with multifamily apartment properties. The property partnerships depreciate the costs over seven to 40 year periods.

→ *Deposits Receivable* - Principally consist of amounts deposited as collateral in connection with the December 2007 re-securitization of mortgage revenue bonds replacing bonds previously used as collateral (see Note 4).

→ *Furniture, Fixtures and Leasehold Improvements, net* – Furniture, fixtures and leasehold improvements are stated at cost. Depreciation is calculated using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with repairs and maintenance of property is expensed as incurred.

F. Asset Impairment of Long-lived Assets

Long-lived assets, including finite-lived intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining the extent of impairment, if any, typically requires various estimates and assumptions, including cash flows directly attributable to the asset, the useful life of the asset and residual value, if any. When necessary, we use internal cash flow estimates, quoted market prices and appraisals, as appropriate to determine fair value.

G. Shares of Subsidiaries

The effects of any changes in our ownership interests resulting from the issuance of equity capital by consolidated subsidiaries or equity investees to unaffiliated parties are accounted for as capital transactions pursuant to the SEC Staff Accounting Bulletin ("SAB") No. 51, *Accounting for the Sales of Stock of a Subsidiary* ("SAB 51"). For more information see Note 15.

H. Securitization Activities

We, and our Consolidated Partnerships, have engaged in securitization activities related to financial assets including mortgage revenue bonds and CMBS. In the future we may continue to engage in similar securitization transactions as well as securitizations of other assets including collateralized debt obligation ("CDO") securities and syndicated corporate debt investments. We may retain interests in the securitized financial assets that take several different forms including, but not limited to, one or more tranches of the securitization, undivided seller's interest and rights to excess cash flows after payments to investors with contractual rate of returns and administrative costs. The exposure to credit losses from securitized assets is limited to our retained interest, including any credit intermediation we may provide through our Credit Risks Products segment. Securitized transactions are accounted for in accordance with SFAS 140. Retained interests, which currently include certain CMBS and CDO investments held within our Commercial Real Estate and Consolidated Partnership segments and Freddie Mac Certificates held by our Affordable Housing segment, are accounted for in accordance with the nature and terms of the retained interests.

For more information see Notes 6 and 23.

I. Resale and Repurchase Agreements

We account for transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) as collateralized financing arrangements / agreements.

J. Credit Intermediation Transactions

For guarantees and other credit intermediation transactions issued since January 1, 2003, we record liabilities (included in deferred revenues) equal to the fair values of the obligations undertaken. For transactions for which we receive fees, we consider the fees received to be fair value, in accordance with FIN 45. For completion and other guarantees issued to lenders for the underlying financing of properties, as required by an investment fund, we generally recognize no liability upon inception of the guarantee as the exposure is considered minimal and no fee is received. We monitor our exposure under these agreements and, should we determine a loss is probable, accrue a liability in accordance with SFAS 5.

K. Financial Risk Management and Derivatives

Our primary objective for holding derivative instruments is to manage interest rate and certain equity market risks. We account for derivative financial instruments pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended and interpreted. We record derivatives at fair value, with changes in fair value of those that we classify as cash flow hedges recorded in accumulated other comprehensive income, to the extent they are effective. If deemed ineffective, we record the amount considered ineffective in the consolidated statement of operations if the ineffectiveness is within the limits allowed by SFAS 133. If the ineffectiveness exceeds the allowable limit, we would record the entire fair value (and subsequent changes) in our consolidated statement of operations. When we terminate a derivative that we have accounted for as a hedge (or determine that the hedged transaction is no longer likely to occur), we reclassify any unrealized gain or loss in accumulated other comprehensive income and recognize it in our consolidated statements of operations.

We have determined that we will not apply hedge accounting to fair value derivatives and we also may write free-standing derivatives. Any change in the fair value of these derivatives is included in current period net income.

L. Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, including restricted cash, approximates fair value due to the short period of time to maturity. Our investments in mortgage revenue bonds, Freddie Mac Certificates, CMBS, CDO, and syndicated corporate debt are carried at estimate fair values based on either quoted market prices or pricing models that utilize current market data and discount of expected cash flows. Derivatives are carried at estimated fair value. As described above, our MSRs are recorded initially at estimated fair values and amortized. We have determined that the fair value of our remaining financial instruments, including temporary investments, mortgage loans held for sale, mortgage loans held for investment and borrowings approximate their carrying values at December 31, 2007 and 2006, due primarily to their short term nature or variable rates of interest. For more information see Notes 6, 14 and 23.

M. Treasury Stock

We account for treasury stock purchases using the cost method.

N. Revenues

Mortgage Revenue Bond Interest Income

We recognize mortgage revenue bond interest income using the effective yield method based on the actual coupon rate and the outstanding principal amount of the underlying mortgages, taking into account differences in interest rate during the construction period as compared to balance of the term, premiums and discounts, any fees received in connection with bond originations and the effects of estimated prepayments in accordance with SFAS 91.

We place bonds on a non-accrual status when any portion of the principal or interest is 90 days past due or earlier when concern exists as to the ultimate collectability of principal or interest. Bonds return to accrual status when principal and interest become current. There were seven bonds on non-accrual status at December 31, 2007 and 2006, with a fair value of $45.8 million and $35.1 million, respectively.

Other Interest Income

We recognize income on temporary investments (such as cash in banks and short-term instruments) as well as longer term investments (e.g., promissory notes, mortgages receivable) and escrow accounts we manage, on the accrual basis as earned. We recognize income on retained interest certificates (including the Freddie Mac certificates) as it accrues, provided collectability of future amounts is reasonably assured. We adjust the amortized cost of securities for accretion of discounts to maturity. We compute accretion using the effective-interest method over the expected life of the securities based on our estimates regarding the timing and amount of cash flows from the underlying collateral.

The Credit Risk Products Group also earns interest on syndicated corporate debt investments. This income is computed using the effective-interest method over the expected life of the securities, including the amortization and accretion of premiums and discounts.

Fee Income

Fees related to our LIHTC Fund sponsorship activities, included in the Affordable Housing Segment, associated with sponsoring tax-credit equity investment funds, for assisting the funds in acquiring assets and for providing specified yields to investors of certain funds include:

(i.) Organization, offering and acquisition allowance fees are for reimbursement of costs we incur for organizing LIHTC investment funds and for providing assistance in acquiring the properties to be included in the funds. We recognize the organization, offering and acquisition allowance fee when the investment funds acquire properties. The related expenses are included in general and administrative expenses.

(ii.) Property acquisition fees are for services we perform for the LIHTC investment funds to acquire interests in property partnerships. We recognize these fees when the investor equity is invested and as the properties' limited partnership interests are acquired by the investment fund.

(iii.) Partnership management fees are for maintaining the books and records of LIHTC investment funds, including requisite investor reporting. We recognize these fees over the five year contractual service period following the initial closing of the fund.

(iv.) Construction service fees from borrowers for servicing mortgage revenue bonds during the construction period are deferred and amortized into other income over the estimated construction period.

(v.) Administration fees charged to the property partnerships or to other entities we manage are recorded as the payments are received due to the uncertainty of collectability.

(vi.) Asset management fees from LIHTC investment funds, based on a percentage of each investment fund's invested assets are earned for monitoring the acquired property interests and to ensure that their development, leasing and operations comply with LIHTC or other tax credit requirements.

(vii.) Bond acquisition fees are paid by borrowers when we acquire mortgage revenue bonds. These fees are recognized as yield adjustments in mortgage revenue bond interest income if we retain the bond or recognized immediately if we were to sell the bond

Mortgage origination fees, earned by our Commercial Real Estate Group, are recognized when we settle the sale of a loan to the purchaser.

Servicing fees related to mortgages are recognized on an accrual basis as the services are performed over the servicing period by our Commercial Real Estate segment. Our Portfolio Management segment also recognizes servicing fee income, including primary and special servicing. These fees are generally based on a percentage of the balance of loans serviced, and we record them as earned on an accrual basis provided that collection is reasonably assured.

Asset management fees are earned from LIHTC investment funds by our Affordable Housing segment and on high-yield debt investment entities (e.g., AMAC, CRESS) by our Commercial Real Estate segment. These fees are generally based on the assets or equity of the managed entity and we recognize them as earned provided collectability is assured.

Our Affordable Housing and Credit Risk Products Groups recognize fees related to credit intermediation activities. Fees for credit intermediation transactions to provide specified rates of return for an LIHTC fund, received in advance, are deferred and amortized over the applicable risk-weighted periods on a straight-line basis. For those pertaining to the construction and lease-up phase of a pool of properties, the periods are generally one to three years. For those pertaining to the operational phase of a pool of properties, the period is approximately 20 years. Fees for other credit intermediation transactions are received monthly and recognized as income when earned.

Other Revenues

Other revenues principally consist of prepayment penalties recognized at the time of prepayment of a mortgage revenue bond and expense reimbursements for amounts billed to investment funds and other affiliated entities for reimbursement of salaries and certain other ongoing operating expenditures, which we recognize as earned.

Rental Income

Rental income for property partnerships is accrued as earned based on underlying lease agreements.

O. Share Based Compensation

We record restricted share grants in beneficial owners' equity within shareholders' equity. The balance recorded equals the number of shares issued (and that we expect to vest) multiplied by the closing price of our common shares on the grant date. We recognize the value of the awards as expense in our consolidated statements of operations on a straight-line basis over the applicable service periods. For each separately vesting portion of an award, we record the expense as if the award was, in substance, multiple awards. We expense any shares granted with immediate vesting when granted.

Because share-based compensation is based on awards that we ultimately expect to vest, share-based compensation expense has been reduced to account for estimated forfeitures. SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)") requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In periods prior to 2006, we accounted for forfeitures as they occurred.

For share option grants, under SFAS 123(R), we are required to select a valuation technique or option pricing model that meets the criteria as stated in the standard. At present, we use the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's common stock price over the expected term ("volatility"), the risk free interest rate and the dividend yield.

For more information see Note 19.

P. Income Taxes

We provide for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We assess the recoverability of deferred tax assets through evaluation of carryback availability, projected taxable income and other factors as applicable. If we determine that deferred tax assets may not be recoverable, we record a valuation allowance as appropriate.

We provide for exposure in connection with uncertain tax positions in accordance with FIN 48 (see Note 1B).

For more information see Note 20.

Q. Earnings per Share

Basic net income per share represents net income allocated to Common and Convertible Community Reinvestment Act ("CRA") shareholders (see Note 16 and 17) by the weighted average number of Common and Convertible CRA shares outstanding during the period. Diluted net income per share includes the weighted average number of shares outstanding during the period and the dilutive effect of common share equivalents, calculated using the treasury stock method.

The Convertible CRA shares (excluding redeemable shares) are included in the calculation of shares outstanding as they share the same economic benefits as common shareholders. Special Common Units ("SCU"s), Special Member Units ("SMU"s), Special Common Interests ("SCI"s) and 4.4% Convertible CRA preferred shares (see Notes 15 and 17) are not included in the calculation as they are anti-dilutive.

R. Comprehensive Income (Loss)

Comprehensive income (loss) includes net income, gains or losses on certain derivative financial instruments, unrealized gains and losses on available-for-sale investments and our proportionate share of accumulated other comprehensive income of equity method investees. For more information see Consolidated Statements of Shareholders' Equity and Note 17.

NOTE 3 – RECENT ACCOUNTING STANDARDS

In December 2007, FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS 160 is effective for us on January 1, 2009. We are currently evaluating the impact of adopting SFAS 160 on our consolidated financial condition, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141(R) expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS 141(R) is effective for us on January 1, 2009. We do not expect the adoption of SFAS 141(R) to have a material effect on our financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement was issued with the intent to provide an alternative measurement treatment for certain financial assets and liabilities. The alternative measurement would permit fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings as those changes occur. We did not elect the fair value option for any of our existing financial statements on the effective date and have not determined whether or not we will elect this option for any eligible financial instruments we acquire in the future.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value with respect to GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for our financial assets and liabilities on January 1, 2008. The FASB has deferred the provisions of SFAS 157 relating to nonfinancial assets and liabilities to January 1, 2009. Due to the requirement to consider nonperformance factors in determining the fair value for liabilities, and based on our evaluation to date, we do not expect the adoption of SFAS 157 to have a material effect on our financial position and results of operations. This statement, however, will require additional disclosures.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings* ("SAB 109"). SAB 109 rescinds an existing prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB 109 also applies to any loan commitments for which fair value accounting is elected under SFAS 159. SAB 109 is effective as of our 2008 fiscal year. We are currently assessing the financial impact of adopting this pronouncement.

NOTE 4 – RE-SECURITIZATION OF OUR MORTGAGE REVENUE BOND PORTFOLIO

In December 2007, we completed the re-securitization of most of our mortgage revenue bond portfolio. This re-securitization transaction allowed us to obtain a higher level of liquidity of the bond portfolio, and provides us with long term fixed-rate financing matched to the duration of the portfolio. While we retained a high-yielding residual interest that generates a tax-exempt cash flow stream, we have eliminated the liquidity and interest rate risks inherent in our historical securitization programs. It also aligns the structure of this portion of our business more closely with the asset manager role we have in our other business lines as we remain the primary and special servicer of the bond portfolio.

This transaction (the "Freddie Mac Transaction") primarily involved the following components:

- Termination of existing securitization programs, with one exception, secured by mortgage revenue bond investments (see Note 12). Associated interest rate swap agreements were also terminated (see Note 14).

- Exchange of mortgage revenue bond investments for Freddie Mac Certificates classified as Series A, Series A-1, or Series A-2 (all "A" classes being fixed rate) and Series B (residual). The Series B Freddie Mac Certificates are entitled to all cash flows from the underlying pool of mortgage revenue bonds after payment of interest and principal on the other certificates and the payment of servicing and administration fees.

- Sale of all class Series A and Series A-2 Freddie Mac Certificates to Freddie Mac for cash and retention of the Series A-1 and Series B Freddie Mac Certificates (see Note 6). A portion of the cash received for the certificates sold was placed in escrow in connection with stabilization requirements for certain properties securing some of the bonds (see Note 8). Another portion was deposited as collateral to replace bonds previously used as collateral for other programs (See Note 10).

For accounting purposes, consummation of this transaction constituted a sale of the mortgage revenue bond investments, with the exception of those bonds for which our continuing involvement precluded sale treatment despite consideration received from Freddie Mac. For such assets, a secured financing liability was established (See Note 12).

As a result of the transaction and the resulting sale treatment for many of the bond investments, certain sources of revenue associated with the bond investments were treated as earned immediately as compared to the historic recognition as yield adjustments on the investments. In addition, we act as primary and special servicer for the mortgage revenue bonds, generating MSRs (see Note 9) and an ongoing revenue stream.

The components of the resulting net loss on the transaction are as follows:

(in thousands)	Accounted for as Sold	Accounted for as Financed	Total
Proceeds:			
Cash	$1,721,339	$541,767	$2,263,106
Retained Interests	442,140	148,261	590,401
MSRs	2,209	980	3,189
Total proceeds	2,165,688	691,008	2,856,696
Investment in mortgage revenue bonds	(2,131,645)	(651,653)	(2,783,298)
Gain on sale of bonds	34,043	39,355	73,398
Transaction costs	(89,030)	--	(89,030)
Realization of derivative losses	(19,506)	--	(19,506)
Other costs	(3,410)	--	(3,410)
Loss on Freddie Mac Transaction	$(77,903)	$39,355	$(38,548)

The consideration we received in the transaction was based on the outstanding principal balance of the mortgage revenue bonds. As our carrying cost of these bonds (exclusive of unrealized gains or losses based on fair value measurements) included deferred revenues associated with the acquisition of the bonds and reductions in the carrying cost due to impairment charges we had recorded, we realized an aggregate gain with respect to the transaction prior to transaction and other costs. With respect to bonds for which the re-securitization was not treated as a sale, we did not recognize a gain, but we may when sale treatment is ultimately obtained, which depends on the nature of the continuing involvement.

The gain described above was more than offset by other costs recognized in connection with the transaction, including costs of terminating the existing securitization programs, consent fees with respect to the Equity Issuer's preferred shares (see Note 15), advisory and other professional fees, some of which remained unpaid as of December 31, 2007 (see Note 13). In addition, we recognized the cumulative decrease in fair value of interest rate swap contracts that had historically been a component of determining the fair value of certain bonds. Upon the treatment of this transaction as a sale, these swap contracts are now accounted for as free-standing derivatives. Additionally, we terminated interest rate swaps that we had used to hedge the cash flows of the securitization programs we terminated (see Note 14).

In connection with the transaction, we repaid the terminated securitization programs ($1.9 billion) and our revolver and term loan facilities (aggregate of $770.0 million) and entered into new term loan and credit facilities (see Notes 11 and 12). We wrote off unamortized deferred financing costs associated with the terminated facilities and capitalized costs associated with the new financing (see Note 10). As we receive additional commitments for the new credit facilities, the incremental proceeds from the proceeds must be used to satisfy any shortfalls in the stabilization escrow described above (see Note 8) and to pay the accrued costs of the transaction (see Note 13). Also, in connection with the transaction, we entered into option agreements with certain shareholders that will permit them to redeem their shares at a fixed price and which also revised other terms of the shares (see Note 16).

NOTE 5 – ACQUISITIONS

A. CENTERLINE INVESTORS I LLC

In August 2006, we acquired all of the membership interests in Centerline Investors I LLC ("Centerline Investors"), formerly ARCap Investors, L.L.C, that we had not previously owned. We include the results of operations of Centerline Investors as of the date of acquisition. Centerline Investors is a fund manager specializing in the acquisition, management and servicing of high-yield CMBS. The total purchase price of $275.3 million included:

- cash of $263.3 million, including transaction costs;
- 268,000 Special Common Interests ("SCIs") of a subsidiary (see Note 15) with a value of $4.9 million; and
- the remaining basis of our prior investment in Centerline Investors ($7.1 million) which had been reduced by distributions accounted for as returns of capital.

Of the total purchase price, $22.5 million was placed into escrow, $18.0 million of which was released in 2007 based on the occurrence of certain events. The remaining balance of $4.5 million could revert to us, should certain other events not under our control occur in 2008.

The cash portion of the acquisition and associated acquisition costs were funded by a new credit facility. In connection with the acquisition, we also issued 1.7 million restricted common shares to Centerline Investors employees (see Note 19).

B. CHARTERMAC REAL ESTATE SECURITIES

In March 2006, we acquired CharterMac Real Estate Services, a manager of hedge funds and other funds, for $7.3 million. We accounted for the acquisition as a purchase and, accordingly, we included the results of operations in the consolidated financial statements from the acquisition date. We allocated our cost of the acquisition on the basis of the estimated fair values of the assets and liabilities assumed. The excess of the purchase price over the net of the amounts assigned to the assets acquired and liabilities assumed was recognized as goodwill of $6.1 million.

In October 2006, we decided to cease operations of this business. In connection with that decision, certain subsidiary equity units that we had issued (see Note 15) were returned or cancelled and the business' founder assumed its line of credit. We also recognized a goodwill impairment charge of $1.0 million to account for the portion of our total investment that we did not recover and wrote-off the $1.6 million unamortized balance of other intangible assets recognized at the time of the acquisition.

NOTE 6 – AVAILABLE-FOR-SALE INVESTMENTS

At December 31, available-for-sale investments consisted of:

(in thousands)	2007	2006
Freddie Mac Certificates:		
Series A-1	$ 288,672	$ --
Series B	153,468	--
Mortgage revenue bonds	376,432	2,397,738
Retained CMBS certificates	75,328	102,357
CMBS	13,361	--
Syndicated corporate debt	27,749	--
Marketable securities	3,368	1,465
	$ 938,378	$ 2,501,560

A. FREDDIE MAC CERTIFICATES

As previously discussed in Note 4, we retained Series A-1 and Series B Freddie Mac Certificates in connection with December 2007 re-securitization of the bond portfolio with Freddie Mac. The Series B Freddie Mac Certificates are residual interests. Key fair value assumptions used in measuring the Freddie Mac B Certificates at the date of the re-securitization were as follows:

Weighted average discount rate	11.0%
Constant prepayment rate	90.0%
Weighted average life	11.6 years
Constant default rate	2.00%

At December 31, 2007, the fair value and the sensitivity on the fair value of residual cash flows to immediate adverse changes in those assumptions are as follows:

(in thousands)	
Fair value of Freddie Mac B Certificates at December 31, 2007	$153,468
Constant prepayment rate:	
Fair value after impact of 5% increase	153,016
Fair value after impact of 10% increase	151,533
Discount rate:	
Fair value after impact of 1% increase	145,556
Fair value after impact of 2% increase	138,304
Constant default rate:	
Fair value after impact of 1% increase	143,470
Fair value after impact of 2% increase	134,200

These sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of the changes in assumption to the changes in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption, whereas change in one factor may result in changes to another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates.

As the re-securitization took place at the end of December 2007, the assumptions used to value the residual interest were the same on the transaction date as on December 31, 2007. There were no cash receipts from the securitization trust in 2007, nor any delinquencies or defaults in the managed portfolio.

B. MORTGAGE REVENUE BONDS

The following tables summarize our mortgage revenue bond portfolio at December 31, 2007:

(dollars in thousands)	Number of Bonds	Units		Face Amount of Bonds[1]		Fair Value at December 31, 2007		
		Number	% of Total	$ Amount	% of Total	$ Amount	% of Total	Current Stated Interest Rate
BY PROPERTY STATUS								
Stabilized	28	5,0173	2.1%	$ 236,775	29.6%	$ 221,198	28.6%	7.0%
Lease-up	42	6,760	43.2	378,816	47.3	367,935	47.6	6.7
Construction	7	1,600	10.2	80,380	10.0	80,061	10.4	6.5
Rehab	21	2,260	14.5	105,227	13.1	104,127	13.4	6.0
Subtotal	98	15,637	100.0%	801,198	100.0%	773,321	100.0%	6.7%
Eliminations[2]	(45)	(7,836)		(409,631)		(396,889)		
2007 Total	53	7,801		$ 391,567		$ 376,432		
2006 Total	333	48,434		$2,417,415		$2,397,738		
BY STATE[3]								
Texas	31	6,082	38.9%	$ 330,470	41.2%	$ 319,306	41.3%	7.0%
Georgia	12	3,366	21.5	194,600	24.3	192,690	24.9	6.4
Mississippi	4	720	4.6	34,605	4.3	34,392	4.4	6.6
Iowa	4	566	3.6	33,480	4.2	32,497	4.2	6.6
Arkansas	6	716	4.6	31,415	3.9	29,369	3.8	6.5
All Others	41	4,187	26.8	176,628	22.1	165,067	21.4	6.6
Subtotal	98	15,637	100.0%	801,198	100.0%	773,321	100.0%	6.7%
Eliminations[2]	(45)	(7,836)		(409,631)		(396,889)		
2007 Total	53	7,801		$ 391,567		$ 376,432		
2006 Total	333	48,434		$2,417,415		$2,397,738		
BY MATURITY DATE								
2008-2010	7	162	1.0%	$ 4,576	0.6%	$ 1,735	0.2%	7.8%
2011-2015	3	--[3]	--	1,410	0.2	1,410	0.2	6.2
2016-2020	8	343	2.2	9,440	1.2	8,205	1.1	8.1
2021-2025	2	--[3]	--	2,870	0.4	2,652	0.3	8.6
2026-2030	5	--[3]	--	7,681	1.0	7,681	1.0	5.7
2031-2035	2	518	3.3	23,625	2.9	23,352	3.0	6.5
2036-2040	15	2,601	16.6	120,390	15.0	113,778	14.7	7.0
2041-2045	41	9,003	57.6	475,171	59.3	458,552	59.3	6.8
2046 and After	15	3,010	19.3	156,035	19.4	155,956	20.2	6.2
Subtotal	98	15,637	100.0%	801,198	100.0%	773,321	100.0%	6.7%
Eliminations[2]	(45)	(7,836)		(409,631)		(396,889)		
2007 Total	53	7,801		$ 391,567		$ 376,432		
2006 Total	333	48,434		$2,417,415		$2,397,738		

(1) Original principal amount at issuance.
(2) Certain bonds are recorded as liabilities on the balance sheets of certain consolidated partnerships and therefore eliminated in consolidation.
(3) Certain properties collateralize multiple mortgage revenue bonds; only one bond is included to avoid duplication.

The amortized cost basis of our portfolio of mortgage revenue bonds and the related unrealized gains and losses were as follows at December 31:

(in thousands)	2007	2006
Amortized cost basis	$774,594	$2,727,372
Gross unrealized gains	2,351	101,364
Gross unrealized losses	(3,624)	(33,670)
Subtotal/fair value	773,321	2,795,066
Less: eliminations [1]	(396,889)	(397,328)
Total fair value per balance sheet	$376,432	$2,397,738

(1) Certain bonds are recorded as liabilities on the balance sheets of certain consolidated partnerships and therefore eliminated in consolidation.

The fair value and gross unrealized losses of our mortgage revenue bonds, aggregated by length of time that individual bonds have been in a continuous unrealized loss position, is summarized in the table below:

(dollars in thousands)	Less than 12 Months	12 Months or More	Total
DECEMBER 31, 2007			
Number	18	3	21
Fair value	$234,248	$ 36,559	$270,807
Gross unrealized loss	$3,244	$380	$3,624
DECEMBER 31, 2006			
Number	76	60	136
Fair value	$502,758	$356,543	$ 859,301
Gross unrealized loss	$ 22,355	$ 11,315	$ 33,670

The unrealized losses related to these mortgage revenue bonds are due primarily to unamortized yield adjustments related to the bonds and are not reflective of the operating performance on the assets. For discussion of other-than temporary impairments, see Impairment below.

As of December 31, 2007, one mortgage revenue bond with an aggregate fair value of $14.7 million was securitized (see Note 12). An additional six bonds with an aggregate fair value of $51.2 million were pledged as collateral under our new Term Loan agreement in December 2007 (see Note 11).

During 2007, we recognized $19.9 million of mortgage revenue bond impairment charges. Of this amount, $13.7 million, recognized in the first quarter of 2007, related to the change in our strategy in recovering investments associated with troubled developers (see discussion under PRS/CRG/ERC in Note 25) and resultant changes in cash flow assumptions. The other impairments resulted from substandard performance at the underlying properties.

During 2006, we recognized $4.7 million of mortgage revenue bond impairment charges in light of substandard performance at seven underlying properties. For one of the properties, we reached an agreement with the general partner whereby he relinquished control of the property, and for two others we revised the terms of the bonds to reduce the interest rates.

During 2005, we determined that construction should be halted on a property for which we had assumed the general partner interest (see Note 25), agreed in principle to revise the terms of another mortgage revenue bond and also determined that two bonds secured by a property would likely require term revisions to reduce the rate of interest. As a result, we recognized impairment losses of $4.6 million.

C. Retained CMBS Certificates

Retained CMBS certificates pertain to our retained investments in trusts that hold CMBS investments sponsored directly, or indirectly through other funds, of Centerline Investors. The retained CMBS certificates (not including certificates held at the fund level detailed in Note 23) were comprised of the following as of December 31, 2007:

(dollars in thousands)	Face Amount	Accreted Cost	Unrealized Gain	Unrealized Loss	Fair Value	Percentage of Fair Value
Security rating:						
AAA interest only	$ --	$ 12,610	$ 4,376	$ --	$ 16,986	22.5%
AA+	26,150	14,447	6,473	--	20,920	27.8
BBB-	12,536	5,313	2,208	--	7,521	10.0
BB+	8,784	5,504	--	(3,308)	2,196	2.9
BB	11,635	4,872	1,550	(737)	5,685	7.6
BB-	11,635	3,632	2,201	(686)	5,147	6.8
B+	3,871	1,752	--	(1,055)	697	0.9
B	17,754	2,868	4,079	(367)	6,580	8.7
B-	8,501	1,151	1,281	(284)	2,148	2.9
CCC+	9,402	704	1,176	--	1,880	2.5
CCC	9,402	393	641	--	1,034	1.4
CCC-	18,804	616	1,264	--	1,880	2.5
Non-rated	40,216	2,261	134	(384)	2,011	2.7
Non-rated interest only	--	408	275	(40)	643	0.8
Total	$178,690	$56,531	$25,658	$(6,861)	$75,328	100.0%

At December 31, 2007, the AAA interest only certificate had a notional amount of $536.5 million and the non-rated interest only certificates had a combined notional amount of $194.7 million.

The decreases in fair value are due to widening interest rate spreads resulting from market conditions and are not reflective of the credit quality of the underlying assets. We have the ability and intent to hold these investments until recovery; as such, we have determined that the decreases in fair value are temporary.

Fair value of the retained CMBS certificates is determined assuming no defaults on the underlying collateral loans and according to the payment terms of the underlying loans, which generally do not allow prepayment without yield maintenance except during the last three months of a loan.

At December 31, 2007, the remaining key assumptions used in measuring fair value and the sensitivity of the current fair value of the retained CMBS certificates to potential adverse changes are as follows:

(dollars in thousands)	Weighted Average Life (yrs)	Discount Rate applied to Cash Flows	Expected Credit Loss		Discount Rate Applied to Cash Flows	
			1% CDR [1]	2% CDR [1]	1.0% Adverse Change	2.0% Adverse Change
Security rating:						
AAA interest only	5.9	15.16%	(10.01)%	(10.41)%	(12.70)%	(14.54)%
AA+	8.9	8.93	(1.70)	(2.65)	(6.20)	(11.92)
BBB-	11.0	12.34	(1.61)	(8.79)	(6.51)	(12.44)
BB+	9.1	25.43	(9.67)	(20.27)	(4.84)	(9.35)
BB	11.0	14.75	(3.55)	(34.09)	(6.23)	(11.91)
BB-	11.1	16.21	(4.41)	(54.02)	(6.01)	(11.50)
B+	10.0	31.03	(5.88)	(37.39)	(4.25)	(8.20)
B	11.5	19.37	(8.86)	(59.16)	(5.51)	(10.56)
B-	12.0	25.66	(10.55)	(55.94)	(4.60)	(8.84)
CCC+	12.4	32.74	(23.47)	(51.75)	(3.45)	(6.67)
CCC	13.3	56.54	(17.74)	(38.53)	(1.71)	(3.36)
CCC-	15.7	62.08	(43.68)	(53.25)	(1.62)	(3.19)
Non-rated	--	80.27	(26.52)	(34.66)	(18.08)	(19.60)
Non-rated interest only	7.8	20.71	(77.12)	(77.15)	(4.7)	(9.06)

(1) Constant Default Rate

These sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of the changes in assumption to the changes in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption, whereas change in one factor may result in changes to another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates.

The interest rates on the principal classes range from 4.0% to 5.7% and range from 0.1% to 1.1% on the interest only classes. During the years ended December 31, 2007 and 2006, we received $16.0 million and $6.7 million, respectively, from retained CMBS certificates.

Delinquencies on the collateral loans underlying the retained CMBS certificates totaled 0.6% at December 31, 2007, compared to 0.4% at December 31, 2006. At December 31, 2007, actual losses to date were 7.1% of the underlying securitizations, and projected remaining losses are estimated at 13.5% of the underlying securitizations. At December 31, 2006, actual losses to date were 7.3% of the underlying securitizations, and projected remaining losses were estimated at 13.3% of the underlying securitizations.

D. CMBS

Purchased CMBS investments we hold (not including those held at the fund level detailed in Note 23) were comprised of the following as of December 31, 2007:

(dollars in thousands)	Face Amount	Accreted Cost	Unrealized Gain	Unrealized Loss	Fair Value	Percentage of Fair Value
Security rating:						
BB+	$ 3,898	$ 2,244	$ --	$ (217)	$2,027	15.2%
BB	3,898	2,097	--	(217)	1,880	14.0
BB-	3,898	1,959	--	(119)	1,840	13.8
B+	10,395	4,308	--	(121)	4,187	31.3
B	2,599	542	--	(15)	527	4.0
B-	3,898	813	--	(22)	791	5.9
Non-rated	10,395	2,167	--	(58)	2,109	15.8
Total	$38,981	$14,130	$ --	$(769)	$13,361	100.0%

The decreases in fair value are due to widening interest rate spreads and we believe are not reflective of the credit quality of the underlying assets. We have the ability and intent to hold these investments until recovery; as such, we have determined that the decreases in fair value are temporary.

E. Syndicated Corporate Debt

During 2007, our Credit Risk Products segment expanded its product lines to include acquisition of syndicated corporate debt. The investments at December 31, 2007 primarily represent term loans and have been funded through a new warehouse line (see Note 11).

Information regarding our syndicated corporate debt investments is as follows as of December 31:

(in thousands)	2007
Amortized cost basis	$27,839
Gross unrealized losses	(90)
Total fair value per balance sheet	$27,749

All of the unrealized losses have been for periods of less than twelve months. The unrealized losses relate to recent fluctuations in the market for these securities. We have the intent and ability to hold these investments until recovery and have therefore concluded that these declines in fair value are temporary. With respect to two assets in the portfolio, we recognized impairment of $0.1 million due to sale of the investments subsequent to December 31, 2007.

NOTE 7 – EQUITY METHOD INVESTMENTS

Equity method investments consisted of:

(in thousands)	2007	2006
Equity interests in LIHTC partnerships	$38,760	$40,546

Through a subsidiary, we acquire equity interests in entities that own LIHTC properties on a short-term basis for inclusion in future Affordable Housing segment investment fund offerings. We expect to recapture our costs in such investments from the proceeds when the investment fund has closed.

For further discussion regarding AMAC and CUC, for which our interest held is accounted for under the equity method, refer to Note 22.

NOTE 8 – OTHER INVESTMENTS

Other investments consisted of:

(in thousands)	2007	2006
Mortgage loans held for sale	$ 92,987	$121,989
Mortgage loans held for investment	15,687	46,478
Stabilization escrow	62,566	--
Construction loans to LIHTC properties	6,379	12,946
Miscellaneous investments	6,581	10,073
	$184,200	$191,486

A. Mortgage Loans Held for Sale

Mortgage loans held for sale include originated loans typically sold to government sponsored entities, such as Fannie Mae, Freddie Mac and GNMA within three months of origination.

B. Stabilization Escrow

A portion of the cash received from the mortgage revenue bonds re-securitized with Freddie Mac (See Note 4) was placed in escrow in connection with stabilization requirements for certain properties securing some of the mortgage revenue bonds. As the associated bonds complete those stabilization requirements, the funds will be released to us. The required balance of the escrow account depends upon the outstanding principal balances of the associated bonds and the property status of each. Of the amount required as of the transaction date ($126.0) million, we funded $76.0 million and are required to fund the balance as we receive additional commitments on a new credit facility that we entered into at the time of the transaction (see Note 11). We are required to pay a fee at an annual rate of 5.0% of any unfunded balance and the rate will increase to 8.0% in July 2008 and 11.0% in January 2009. As there is risk to the projected stabilization of the underlying properties, we recorded the escrow balance at its net present value assuming a 15.0% discount rate.

C. CONSTRUCTION LOANS TO LIHTC PROPERTIES

Through a subsidiary, we issue construction loans to LIHTC properties on a short-term basis until the properties are included in future Affordable Housing investment fund offerings. These loans are guaranteed by the developers of the LIHTC properties.

NOTE 9 – GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill and intangible assets, net consisted of the following at December 31:

(in thousands)	2007	2006
Goodwill	$342,667	$345,806
Other intangible assets, net	103,077	126,459
Mortgage servicing rights, net	58,529	68,785
Total	$504,273	$541,050

A. GOODWILL

The table provided below summarizes information regarding goodwill, which we include in our Corporate segment:

(in thousands)	Total
Balance at January 1, 2006	$235,684
Additions	116,774
Reductions	(6,652)
Balance at December 31, 2006	$345,806
Additions	432
Reductions	(3,571)
Balance at December 31, 2007	$342,667

The goodwill addition in 2007 was due to the adoption of FIN 48 (see Note 20) and a reserve for an uncertain tax position that existed at Centerline Investors at acquisition. The goodwill addition in 2006 relates to the acquisitions of CharterMac Real Estate Securities and Centerline Investors (see Note 5).

Reductions to goodwill in 2007 and 2006 pertain primarily to the redemption of SCUs (see Note 15). The deferred tax impact of such redemption effectively reduces the purchase price for the subsidiary they were issued to finance. In addition, we reduced goodwill in 2006 by $6.1 million in connection with the closure of CharterMac Real Estate Securities, $1.0 million of which we charged to expense while the remainder pertained to consideration returned to us. Other reductions in 2007 relate to the final allocations of our purchase price of Centerline Investors.

Although partially contingent upon subsidiary equity conversions, all of our goodwill is tax-deductible.

B. Other Intangible Assets

The components of other intangible assets, net are as follows as of December 31:

(dollars in thousands)	Estimated Useful Life (in years)	Gross Carrying Amount		Accumulated Amortization		Net	
		2007	2006	2007	2006	2007	2006
Amortized intangible assets:							
Transactional relationships	16.7	$103,000	$103,000	$ 34,721	$25,590	$ 68,279	$ 77,410
Partnership service contracts	9.4	47,300	47,300	28,057	16,604	19,243	30,696
General partner interests	8.5	6,016	6,016	2,547	1,774	3,469	4,242
Joint venture developer relationships	5.0	4,800	4,800	3,955	2,915	845	1,885
Mortgage banking broker relationships	5.0	1,080	1,080	612	396	468	684
Other identified intangibles (1)	--	--	4,427	--	3,658	--	769
Weighted average life/subtotal	13.8	162,196	166,623	69,892	50,937	92,304	115,686
Unamortized intangible assets:							
Mortgage banking licenses and approvals with no expiration		10,773	10,773	--	--	10,773	10,773
Total other intangible assets, net		$172,969	$177,396	$69,892	$50,937	$103,077	$126,459

(in thousands)	2007	2006	2005
Amortization expense (1)	$15,387	$15,534	$14,332

(1) Other identified intangibles pertained to the acquisition of mortgage revenue bond investments, for which the amortization ($0.5 million per year) reduced mortgage revenue bond interest income. This asset was written off at the time of the re-securitization of the mortgage revenue bond portfolio. Expense for the year ended December 31, 2007, excludes the AMAC impairment charge as described below.

In light of declining performance at AMAC in the fourth quarter of 2007 resulting from the disruption in mortgage and credit markets, we recorded a pre-tax impairment charge of $7.2 million with respect to the partnership service contract asset as a result of our management of AMAC. In 2006, we wrote off $1.6 million of unamortized transactional relationship assets associated with the closure of CharterMac Real Estate Securities (see Note 5). In 2005, management decided to change the name of the subsidiary that conducts our fund sponsorship business and we wrote off an intangible asset attributed to the trade name, resulting in a charge of $22.6 million. These charges are included within "write-off of goodwill and intangible assets" in the consolidated statements of operations.

The estimated amortization expense for other intangible assets for the next five years is as follows:

	(in thousands)
2008	$ 15,272
2009	$ 13,838
2010	$ 9,314
2011	$ 9,278
2012	$ 8,727

C. Mortgage Servicing Rights

The components of the change in MSRs and related reserves were as follows:

	(in thousands)
Balance at January 1, 2006	$ 62,190
MSRs and other servicing assets acquired in Centerline Investors acquisition	17,607
MSRs capitalized	8,798
Amortization	(19,660)
Increase in reserves	(150)
Balance at December 31, 2006	68,785
MSRs capitalized	10,815
Amortization	(21,071)
Increase in reserves	--
Balance at December 31, 2007	$ 58,529

Reserve for Loan Losses:

Balance at January 1, 2006	$ 12,966
Net additions	150
Balance at December 31, 2006	13,116
Net additions	--
Balance at December 31, 2007	$ 13,116

MSRs capitalized in 2007 include $2.2 million associated with our ongoing servicing for the bonds included in the re-securitization of the mortgage revenue bond portfolio which we accounted for as sold (see Note 4).

The estimated amortization expense for the MSRs for the next five years is as follows:

	(in thousands)
2008	$ 12,838
2009	$ 10,400
2010	$ 7,636
2011	$ 6,849
2012	$ 5,606

The estimated fair values of the MSRs, based upon third-party and internal valuations, were $85.8 million at December 31, 2007 and $99.0 million at December 31, 2006. The significant assumptions used in estimating the fair values at December 31, were as follows:

	2007	2006
Weighted average discount rate	17.54 %	16.04 %
Weighted average pre-pay speed	9.98 %	10.94 %
Weighted average lockout period	4.0 years	4.7 years
Weighted average default rate	.50%	.27 %
Cost to service loans	$2,215	$2,286
Acquisition cost (per loan)	$1,464	$1,457

The table below illustrates hypothetical fair values of MSRs at December 31, 2007, caused by assumed immediate changes to key assumptions which are used to determine fair value.

(in thousands)	2007	2006
Fair value of MSRs at December 31, 2007	$85,762	$98,956
Prepayment speed:		
Fair value after impact of 10% adverse change	84,989	98,095
Fair value after impact of 20% adverse change	84,281	97,335
Discount rate:		
Fair value after impact of 10% adverse change	81,013	94,381
Fair value after impact of 20% adverse change	76,915	90,219
Default rate:		
Fair value after impact of 10% adverse change	85,683	98,813
Fair value after impact of 20% adverse change	85,613	98,709

These sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of the changes in assumption to the changes in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption, whereas change in one factor may result in changes to another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates.

NOTE 10 – DEFERRED COSTS AND OTHER ASSETS, NET

The components of deferred costs and other assets, net are presented in the table below:

(in thousands)	December 31, 2007	December 31, 2006
Deferred financing and other costs	$ 39,599	$ 32,472
Less: Accumulated amortization	(5,176)	(6,718)
Net deferred costs	34,423	25,754
Deposits receivable	59,957	13,251
Interest receivable	10,550	30,275
Fees receivable, net of reserves	14,057	19,842
Furniture, fixtures and leasehold improvements, net	8,366	9,748
Income taxes receivable	2,271	714
Interest rate swaps at fair value	--	2,236
Other	11,278	6,149
Total	$140,902	$107,969

A. DEFERRED FINANCING AND OTHER COSTS

During 2007, in connection with the Freddie Mac Transaction (see Note 4), we terminated the previous credit facilities and replaced them with new facilities (see Note 11). This resulted in a write-off of $5.2 million of deferred financing and other costs related to the old facilities and the capitalization of $13.2 million of costs related to the new facilities.

During 2006, in connection with the restructuring of our securitization programs (see Note 12) we wrote off the unamortized balance of deferred financing costs pertaining to the terminated programs. As a result, we recorded incremental amortization expense of $3.4 million during 2006. In connection with refinancing our lines of credit at the time of the Centerline Investors acquisition (see Notes 5 and 11) we wrote off the unamortized balance of deferred financing costs pertaining to the terminated lines ($0.1 million) and recorded deferred costs of $9.3 million related to the new facilities.

B. DEPOSITS RECEIVABLE

Deposits receivable consists primarily of collateral deposits related to credit intermediation agreements to provide specified investment yields to investors (see Note 25). As the primary credit intermediator in these transactions is a third-party, we have been required to post collateral in connection with our contingent obligation. Prior to the re-securitization of our mortgage revenue bond portfolio (see Note 4), we posted certain bond investments to fulfill this requirement. Upon completion of the transaction, we were required to deposit $55.0 million in cash as substitute collateral.

NOTE 11 – NOTES PAYABLE

Notes payable included the following at December 31:

(in thousands)	2007	2006
Term loan	$140,000	$249,375
Revolving credit facility	210,000	177,500
CMC warehouse line	32,302	122,459
Multifamily ASAP plus facility	58,413	--
Commercial Real Estate repurchase lines	56,912	41,598
Syndicated corporate debt warehouse line	5,423	--
Other	2,838	233
Total notes payable	$505,888	$591,165

A. Term Loan and Revolving Credit Facility

In August 2006, in connection with our acquisition of Centerline Investors (see Note 5), we entered into a syndicated loan commitment with various lenders and Bank of America, N.A. ("Bank of America) As agent. The commitment provided a $250.0 million term loan (the "Term Loan") and a $250.0 million revolving credit facility (the "Credit Facility").

The Credit Facility and the Term Loan bore interest at the London Interbank Offered Rate ("LIBOR") plus 2.5% for the Term Loan, or a margin ranging from 1.625% to 1.875% depending on the ratio of "funded debt to adjusted CAD", as defined in the credit agreement, for the Credit Facility. In June 2007, we increased the borrowing capacity to $320.0 million.

In December 2007, in connection with the Freddie Mac Transaction (see Note 4), we terminated the Term Loan and Credit Facility and entered into a new credit facility agreement. The new agreement provides us with a $140.0 million term loan (subject to an increase of up to $10.0 million upon an increase in lenders' commitments), which matures in December 2008 (the "New Term Loan", and a $225.0 million revolving credit facility (subject to an increase of up to $75.0 million upon an increase in commitments and subject to a step-down to $275.0 million on March 30, 2009) (the "Revolving Credit Facility"), which matures in June 2009, subject to a six-month extension.

As we receive additional commitments under these facilities, incremental borrowings will be required to fund the stabilization escrow associated with the re-securitization of our mortgage revenue bond portfolio (see Notes 4 and 8) and to pay costs associated with the transaction (see Note 13).

All or a portion of the new Revolving Credit Facility and New Term Loan bear interest at LIBOR plus a margin of 3.00% through March 31, 2009, and a margin of 2.75% thereafter, to the termination of the new agreement.

As provided for in the new agreement, we are also able to receive "Swingline Loans" (borrowings of up to $25.0 million that we may request under the Revolving Credit Facility), with each loan bearing interest at the prime rate set by Bank of America.

We may prepay the New Term Loan and the Revolving Credit Facility plus accrued interest, in whole or in part and without premium or penalty, subject to certain restrictions. The New Term loan is also subject to mandatory prepayment under certain circumstances.

The outstanding principal of the New Term Loan is required to be reduced by:

(i) $15.0 million on or before March 31, 2008, from the maximum New Term Loan principal balance permitted under the new agreement;

(ii) an additional $15.0 million on or before June 30, 2008;

(iii) an additional $45.0 million on or before August 31, 2008; and

(iv) an additional $25.0 million on or before October 31, 2008.

The entire outstanding principal balance of the New Term Loan will be due and payable on December 26, 2008.

Stock of certain of our subsidiaries is pledged as collateral under the New Term Loan and the Revolving Credit Facility. The weighted average net interest rate was 7.16% as of December 31, 2007.

The New Term Loan and the Revolving Credit Facility require us to satisfy certain financial and other covenants including (as defined in the agreement):

- a minimum level of consolidated net worth;
- a minimum ratio of consolidated EBITDA to fixed charges;
- a minimum ratio of funded debt to consolidated EBITDA; and
- certain limitations on distributions (including distributions to minority interest holders).

The terms of the New Term Loan and the Revolving Credit Facility also required us to obtain permanent equity financing. In connection with that requirement, we issued convertible preferred shares in January 2008 (see Note 28).

B. CMC Warehouse Line

In May 2007, we entered into a warehouse facility which replaced the $100.0 million warehouse facility previously used by Centerline Mortgage Capital Inc. ("CMC"), our Commercial Real Estate mortgage banking facility. The facility (whose lenders are now represented by Bank of America, N.A, as agent) had a total capacity of $150.0 million as of December 31, 2007, matures in May 2008 and bears interest at LIBOR plus 0.7%. Mortgages financed by advances from this facility as well as the related servicing and other rights (see Notes 8 and 9) are pledged as security under the facility. Borrowing under the CMC warehouse line relates to the level of mortgage loans held for sale (see Note 8). As of December 31, 2007, the interest rate was 5.56%.

C. Multifamily ASAP Plus Facility

Under this program with Fannie Mae, mortgage loans are initially funded using the CMC warehouse line described above. Subsequently, Fannie Mae funds approximately 99% of the loan and CMC funds the remaining 1%. CMC is later reimbursed by Fannie Mae. As of December 31, 2007, the interest rate was 4.71%.

D. Commercial Real Estate Repurchase Lines

At December 31, 2007, we were a party to two repurchase agreements with two counterparties that provide total commitments of $205.0 million, although the maximum amount available to borrow under each facility is limited by the value of the pledged collateral. As of December 31, 2007, we owed $56.9 million (based on retained CMBS certificate collateral with a fair value of $68.2 million) under these agreements which is the maximum amount without pledging additional collateral. Interest rates range from 5.2% to 5.8%. The borrowings have no specified maturity date, although they may be called upon six months' notice by the counterparty. As of December 31, 2007, no such notice had been received from the counterparties.

E. Centerline Financial Facilities

Upon its launch in June 2006, our Centerline Financial LLC subsidiary ("Centerline Financial") entered into a $30.0 million senior debt facility and a $125.0 million mezzanine debt facility, maturing in June 2036. The senior debt facility is provided by Citibank, N.A. ("Citibank"), Natixis Capital Markets Inc. ("Natixis") and one of our subsidiary companies and it generally bears interest, at our election, at:

(1) 1.40% plus the higher of

a. the Prime Rate, or
b. the federal funds effective rate, as defined, plus ½%; or

(2) LIBOR plus 0.40%.

The mezzanine debt facility is provided by Citibank and generally bears interest, at our discretion, at:

(1) 2.25% plus the higher of

a. the Prime Rate, or
b. the federal funds effective rate, as defined, plus ½%, or

(2) LIBOR plus 1.25%.

As of December 31, 2007, no amounts were outstanding under these facilities.

F. Syndicated Corporate Debt Warehouse Line

In November 2007, we closed a warehouse facility with Morgan Stanley Altabridge Ltd. ("Morgan Stanley") to fund syndicated corporate debt investments (see Note 6). The facility has a total capacity of $100.0 million, matures in August 2008, and bears interest at LIBOR plus 1.00%. Investments financed by the facility as well as certain other assets of our subsidiary serve as collateral under the facility. As of December 31, 2007, the interest rate was 5.70%.

G. Covenants

We are subject to customary covenants with respect to our various notes payable, including the covenants described under *Term Loan and Revolving Credit Facility* above. As of December 31, 2007, we were in compliance with all such covenants.

NOTE 12 – FINANCING ARRANGEMENTS AND SECURED FINANCING

Following are the components of financing arrangements and secured financing at December 31:

(in thousands)	2007	2006
Freddie Mac secured financing	$548,227	$ --
P-FLOATs/RITES	14,275	403,381
Floats/Residuals	--	944,799
Fixed-rate securitization	--	452,990
Total	$562,502	$1,801,170

In December 2007, we completed the re-securitization of most of our mortgage revenue bond portfolio (see Note 4). As a result, we terminated almost all existing financing arrangements except for the financing of one mortgage revenue bond not re-securitized through the Freddie Mac Transaction.

For certain bonds included in the December 2007 re-securitization, we had continuing involvement principally in the form of performance guarantees on payment of principal and interest for defined periods of time, which precluded sale treatment despite consideration received from Freddie Mac. For such assets, a secured financing liability was established in accordance with SFAS 140, representing senior certificates outstanding related to those assets we did not recognize as sold. The certificates bear interest at a weighted average rate of 5.2% and mature in relation to the underlying mortgage revenue bond pools, which can extend to 2049. The mortgage revenue bonds that secure this financing are summarized in Note 6.B.

The remaining P-FLOATs/RITES arrangement effectively allows us to borrow against the fair value of the related mortgage revenue bond. A senior certificate is sold to a third party investor while we retain subordinated residual certificated interests. The net effect of this program is that a portion of the interest we receive from the mortgage revenue bond is distributed to holders of the senior certificates while we receive any remaining interest via the residual certificate after related expenses are deducted.

In June 2006, we restructured several of our securitization programs in place at that time, whereby Centerline Financial became the provider of credit intermediation, as supported by Natixis. As a result, we terminated a prior securitization relationship and created a "Floats/Residuals" program through Goldman Sachs with a structure similar to the P-FLOATs/RITES program. In connection with the termination of the program through which we previously obtained credit intermediation, we paid $1.4 million in termination fees (included in general and administrative expense) and $2.6 million of other costs (recorded in interest expense) in 2006.

In August 2006, we entered into a $455.0 million securitization whereby we sold fixed rate certificates secured by a pool of our mortgage revenue bonds. In connection with the Freddie Mac transaction, the fixed-rate securitization was repaid in December 2007.

COST OF FUNDS

Our annualized cost of funds relating to financing arrangements and the related amount of interest expense were as follows:

	2007	2006	2005
Cost of funds (1)	4.79 %	4.17 %	3.65 %
Interest expense (in millions) (1)	$80.4	$68.7	$44.8
Rate at December 31, excluding fees:			
P-FLOATs/RITES	5.00 %	4.02 %	3.33 %
Floats/Residuals	--	4.03 %	3.29 %
Fixed rate	--	4.61 %	--
Freddie Mac secured financing	5.20 %	--	--

(1) Includes effect of our swaps and, in 2006, incremental costs related to restructuring of our securitization programs.

NOTE 13 – ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities consisted of the following at December 31:

(in thousands)	2007	2006
Deferred revenues	$100,610	$92,564
Transaction costs payable	35,314	--
Interest rate swaps at fair value (Note 14)	50,445	1,997
Distributions payable	41,016	41,554
Accounts payable	15,976	15,006
Salaries and benefits	30,513	29,551
Accrued fund organization and offering expenses	8,484	11,860
Escrow/deposits payable	5,641	6,844
Accrued interest payable	1,334	8,900
Restructuring accrual	80	1,128
Unsettled investments	15,000	--
Income tax reserves (Note 20)	2,442	--
Other	6,397	4,395
Total	$313,252	$213,799

A. DEFERRED REVENUES

In connection with our Affordable Housing LIHTC fund origination and management businesses, we receive revenues at the time a fund closes associated with origination, property acquisitions, partnership management services and credit intermediation. These fees are deferred and recognized over various periods as described in Note 2.

B. UNFUNDED ESCROW LIABILITY AND TRANSACTION COSTS PAYABLE

In connection with the re-securitization transaction with Freddie Mac (see Note 4) and the establishment of our new credit facility (see Note 11) we incurred transaction costs that were not paid at the time of closing. The transaction fees will be paid upon receiving additional commitments for the new credit facility, after any additional required funding of a stabilization escrow (see Note 8).

C. RESTRUCTURING ACCRUAL

Accrued restructuring costs pertain to integration actions with respect to the acquisition of Centerline Investors (see Note 5). We recorded these costs in general and administrative expenses in the second quarter of 2006. A roll forward of the restructuring costs (included within our Portfolio Management and Commercial Real Estate segments) is as follows:

(in thousands)	Employee termination costs	Lease termination costs	Total
Balance at January 1, 2006	$ --	$ --	$ --
Additions	1,831	164	1,995
Payments	(318)	--	(318)
Adjustments	(549)	--	(549)
Balance at December 31, 2006	$ 964	$ 164	$1,128
Additions	165	--	165
Payments	(1,129)	(84)	(1,213)
Balance at December 31, 2007	$ --	$ 80	$ 80

Adjustments in 2006 represent the reversal of amounts due to employee attrition in advance of severance dates or amounts reclassified as retention bonuses. The restructuring with respect to employee terminations was completed in April 2007. The accrual for lease termination costs will be paid over the remaining lease term (2.5 years).

NOTE 14 – FINANCIAL RISK MANAGEMENT AND DERIVATIVES

Our derivative instruments are comprised of cash flow hedges of debt and free-standing derivatives related to investments. While we carry derivative instruments in both categories at their estimated fair values on our consolidated balance sheets, the changes in those fair values are recorded differently. To the extent that the cash flow hedges are effectively hedging the associated debt, we record changes in their fair values as a component of other comprehensive income within shareholders' equity. If a cash flow hedge is ineffective, we include such ineffectiveness in our consolidated statement of operations. With respect to the free-standing derivatives, we include the change in their fair value in our consolidated statements of operations.

A. CASH FLOW HEDGES OF DEBT

Our New Term Loan and the Revolving Credit Facility (see Note 11) incur interest expense at a variable rate, exposing us to interest rate risk. We have established a policy for risk management and our objectives and strategies for the use of derivative instruments to potentially mitigate such risk. We currently manage a portion of our interest rate risk resulting from the exposure to variable rates (benchmark rate) on our credit facility through the use of an interest rate swap indexed to, or to LIBOR. Under the swap agreement, for a specified period of time we are required to pay a fixed rate of interest on a specified notional amount to the transaction counterparty and we receive a floating rate of interest equivalent to the LIBOR index. The swap outstanding at December 31, 2007, had a notional amount of $275.0 million, expires in August 2009 and has a fixed rate of 5.25%. The average LIBOR rate was 5.25% in 2007, 5.13% in 2006 and 3.46% in 2005.

Prior to terminating our financing arrangements upon the re-securitization of our mortgage revenue bonds, we also had interest rate swaps indexed to the Securities Industry and Financial Markets Association Municipal Swap Index ("SIFMA") rate, the most widely used tax-exempt floating rate index. The average SIFMA rate was 3.62% in 2007, 3.45% in 2006 and 2.45% in 2005. We terminated these swaps when we terminated the financing arrangements and recognized $1.0 million of expense related to the terminations. Previously unrealized gains and losses associated with these swaps were reclassified from accumulated other comprehensive income when we recorded the termination charge in our consolidated statement of operations.

At inception, we designate these swaps as cash flow hedging instruments, with the hedged item being the variable interest payments on our floating rate debt. At the inception of the hedge and on an ongoing basis, we assess whether the swap agreements are effective in offsetting changes in the cash flows of the hedged financing. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. Since we are hedging the variable interest payments in our floating rate debt, the forecasted transactions are the interest payments. An inherent risk of these swap agreements is the credit risk related to the counterparty's ability to meet terms of the contracts with us.

We evaluate our interest rate risk on an ongoing basis to determine whether it would be advantageous to engage in any further hedging transactions.

Certain of our consolidated partnerships also had interest rate swaps accounted for as hedges as of December 31, 2007 (see Note 23).

B. Free Standing Derivatives

In 2006, we had an interest rate swap with a notional amount of $26.0 million that hedged the change in fair value of a $26.0 million investment. This swap was assigned to AMAC when we sold AMAC the related investment in 2006.

One of our businesses within our Commercial Real Estate segment entered into eleven interest rate swap agreements in connection with a CMBS fund that closed in the third quarter of 2007 (see Note 23). For the year ended December 31, 2007, expense of $13.5 million associated with these swaps is included within the change in fair value of free-standing derivatives.

We are a party to 25 interest rate swap agreements with the developers of properties relating to certain mortgage revenue bonds we owned. Under the terms of these agreements, we pay a variable rate of interest and receive interest at a fixed rate equal to the related bonds. Due to the re-securitization of the related mortgage revenue bonds in connection with the Freddie Mac Transaction (see Note 4), these swaps are now deemed to be free-standing derivates. At December 31, 2007, these swaps had an aggregate notional amount of $281.9 million, a weighted average interest rate of 6.27% and a weighted average remaining term of 14.9 years.

For the above described free standing swaps, we do not apply hedge accounting to them and, therefore, any changes in the fair values from the date of the Freddie Mac Transaction are included in interest expense as detailed below.

C. Financial Statement Impact

Presented below are amounts included in Interest expense on the Consolidated Statements of Operations related to the swaps described above:

(in thousands)	Year Ended December 31, 2007	2006	2005
Interest payments – cash flow hedges	$204	$448	$2,963
Interest receipts – cash flow hedges	(3,010)	(2,299)	(219)
Change in fair value of free standing derivatives	17,183	(203)	203
Ineffectiveness	1,390	799	399
Net	$15,767	$(1,255)	$3,346

In addition to the amounts included in interest expense, as noted above we recognized a $1.0 million loss in connection with terminating cash flow hedges and a $19.5 million loss for the fair value of swap contracts associated with the mortgage revenue bonds we re-securitized. Both amounts are included in "Loss on re-securitization of mortgage revenue bonds" in our consolidated statement of operations. We estimate that $3.3 million of the net unrealized loss included in accumulated other comprehensive income will be reclassified into interest expense within the next twelve months.

Interest rate swaps in a net liability position ("out of the money") are recorded in accounts payable, accrued expenses and other liabilities and those in a net asset position ("in the money") are recorded in deferred costs and other assets. The amounts recorded were as follows:

(in thousands)	December 31, 2007	December 31, 2006
Net liability position	$50,445	$1,997
Net asset position	$ --	$2,236

NOTE 15 – SUBSIDIARY EQUITY

A. Preferred Shares of a Subsidiary – Subject to Mandatory Repurchase

Since June 1999, we have issued multiple series of Cumulative Preferred Shares, which are subject to mandatory repurchase, through Equity Issuer.

Preferred Series	Date of Issuance	Mandatory Tender	Mandatory Repurchase	Number of Shares	Liquidation Preference per Share	Total Face Amount	Dividend Rate
				(in thousands)			
Series A	June 1999	July 2009	July 2049	45	$2,000	$90,000	6.625%
Series A-1	July 2000	July 2009	July 2049	48	500	24,000	7.100%
Series A-2	October 2001	July 2009	July 2049	62	500	31,000	6.300%
Series A-3	June 2002	November 2014	November 2052	60	500	30,000	6.800%
Series B	July 2000	December 2010	December 2050	110	500	55,000	7.600%
Series B-1	October 2001	December 2010	December 2050	37	500	18,500	6.800%
Series B-2	June 2002	November 2014	November 2052	50	500	25,000	7.200%
Total						$273,500	

We collectively refer to the Series A Cumulative Preferred Shares, Series A-1 Cumulative Preferred Shares, Series A-2 Cumulative Preferred Shares and Series A-3 Cumulative Preferred Shares as the "Series A Shares." We collectively refer to the Series B Subordinate Cumulative Preferred Shares, Series B-1 Subordinate Cumulative Preferred Shares and Series B-2 Subordinate Cumulative Preferred Shares as the "Series B Shares." We also collectively refer to the Series A Shares and the Series B Shares as the "Preferred Shares."

The Series A Shares all have identical terms except as to the distribution commencement date and other terms listed in the table above. Likewise, the Series B Shares all have identical terms, except as to the distribution commencement date and other terms listed in the table above. The Preferred Shares are subject to mandatory tender for remarketing and purchase on such dates and each remarketing date thereafter at their respective liquidation amounts plus all distributions accrued but unpaid. Each holder of the Preferred Shares will be required to tender its shares on the dates listed above, unless Equity Issuer decides to remarket them. Unless Equity Issuer has determined to redeem them, holders of the Preferred Shares may elect to retain their shares upon remarketing, with a new distribution rate to be determined at that time by the remarketing agent. After the mandatory tender date for a series, Equity Issuer may redeem the Preferred Shares of that series, subject to certain conditions. The Preferred Shares are not convertible into our common shares.

If any series of Preferred Shares remains outstanding on or after May 15, 2019, the Preferred Shareholders of such series may direct Equity Issuer to sell the Class A-1 certificates (retained in connection with the re-securitization of our mortgage revenue bonds as discussed in Note 4) to Freddie Mac in return for the retirement of the subject series of Preferred Shares.

The Preferred Shares have annual preferred dividends payable quarterly in arrears upon declaration by our Board of Trustees, but only to the extent of tax-exempt net income for the particular quarter. With respect to payment of distributions and amounts upon liquidation, dissolution or winding-up of our Company, the Series A Shares rank, senior to:

- all classes or series of Convertible CRA Shares (see Notes 16 and 17);
- all Series B shares; and
- our common shares.

With respect to payment of distributions and amounts upon liquidation, dissolution or winding-up of our Company, the Series B Shares rank senior to our Convertible CRA Shares and common shares.

Equity Issuer may not pay any distributions to the parent trust until it has either paid all Preferred Share distributions, or in the case of the next following distribution payment date, set aside funds sufficient for payment. Since issuance of the Preferred Shares, all quarterly distributions have been declared at each stated annualized dividend rate for each respective series and all distributions due have been paid.

Equity Issuer is subject to, among others, the following covenants with respect to the Preferred Shares:

Tax-Exempt Interest and Distribution

Equity Issuer may only acquire investments, other than investments acquired pursuant to a certain preferred trust contribution agreement, that it reasonably believes will generate interest and distributions excludable from gross income for federal income tax purposes. As soon as commercially practicable, Equity Issuer will dispose of any investment if its interest becomes includable in gross income for federal income tax purposes, for any reason. Equity Issuer may not dispose of the Class A-1 certificates except in connection with a redemption of the Preferred Shares or if directed by the Preferred Shareholders after May 15, 2019 as discussed above.

Leverage

Equity Issuer will not, and will not permit any of its subsidiaries to, directly or indirectly, incur any obligation.

FAILURE TO PAY DISTRIBUTIONS

If Equity Issuer has not paid, in full, six consecutive quarterly distributions on the Preferred Shares, it is required to reconstitute its board of trustees so that a majority of the board of trustees consists of trustees who are independent with respect to Equity Issuer, Centerline and Centerline Affordable Housing Advisors LLC ("CAHA").

ALLOCATION OF TAXABLE INTEREST INCOME AND MARKET DISCOUNT

Equity Issuer will specifically allocate taxable interest income and market discount that is taxable as ordinary income to us. Market discount, if any, may arise where Equity Issuer acquires a bond other than upon its original issuance for less than its stated redemption price at maturity and the difference is greater than a minor amount (generally ¼ of 1% of a bond's stated redemption price at maturity multiplied by the number of complete years to maturity).

LIMITATION ON ISSUANCE OF PREFERRED EQUITY INTERESTS

Pursuant to a consent solicitation agreement with the preferred shareholders at the time of the Freddie Mac transaction (see Note 4), Equity Issuer may not issue any additional preferred equity interests.

In accordance with SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("SFAS 150") we classify the Preferred Shares as liabilities in our balance sheet and include the dividends paid for those share as interest expense in our consolidated statements of operations.

B. PREFERRED SHARES OF A SUBSIDIARY – NOT SUBJECT TO MANDATORY REPURCHASE

In May 2004, Equity Issuer issued the following Cumulative Preferred Shares, which are not subject to mandatory repurchase:

Preferred Series	Date of Issuance	Mandatory Tender	Number of Shares	Liquidation Preference per Share	Total Face Amount (dollars in thousands)	Dividend Rate
Series A-4-1	May 2004	May 2015	60	$500	$ 30,000	5.75%
Series A-4-2	May 2004	May 2019	58	500	29,000	6.00%
Series B-3-1	May 2004	May 2015	50	500	25,000	6.00%
Series B-3-2	May 2004	May 2019	40	500	20,000	6.30%
Total					$104,000	

Shareholders are required to tender their shares for remarketing. Equity Issuer may (but is not required to) redeem these shares at any time after the mandatory tender dates.

Except for the absence of a mandatory repurchase feature (and for specific terms enumerated in the table above),

- the Series A-4-1and Series A-4-2 shares have the same characteristics as the Series A Shares described above; and
- the Series B-3-1 and Series B-3-2 shares have the same characteristics as the Series B shares described above.

In accordance with SFAS 150, as these shares are not subject to mandatory repurchase, we classify them as mezzanine equity and the associated dividends are classified outside of interest expense in the consolidated statements of operations.

C. Minority Interests

Minority interests in consolidated subsidiaries consisted of the following at December 31:

(in thousands)	2007	2006
Convertible SCUs of a subsidiary	$165,717	$231,262
Convertible SCIs of a subsidiary	3,984	4,758
Convertible SMUs of a subsidiary	--	5,110
Other	7,015	6,260
Total	$176,716	$247,390

Income (loss) allocated to minority interests, net of tax, was as follows for the years ended December 31:

(in thousands)	2007	2006	2005
SCUs	$(23,852)	$16,131	$23,091
SCIs	(313)	80	--
SMUs	(296)	102	330
Other	350	(219)	--
Total	$(24,111)	$16,094	$23,421

SCUs

In connection with our acquisition of CAHA, our subsidiary issued membership interests in the form of 16.1 million SCUs. SCU holders are entitled to distributions at the same time as, and only if, we pay distributions on our common shares. SCU distributions are calculated as the amount of common share distributions divided by 0.72, to adjust for the taxable nature of the income comprising the SCU distributions. SCU distributions are payable only to the extent of the subsidiary's cash flow, supplemented by a loan of all but $5.0 million from the parent trust in the event of a shortfall. Any remaining shortfall will accrue interest at a market rate and will only be payable at the time the subsidiary has sufficient cash flow.

Each holder of SCUs has the right to:

- exchange all or a portion of their SCUs for cash; and
- receive cash for any accrued but unpaid distributions with respect to SCUs exchanged (not including accrued and unpaid distributions for the quarterly period in which the exchange occurs).

Instead of cash, we may, at our discretion, exchange the SCUs (and any accrued but unpaid distributions) for common shares on a one-for-one basis, subject to anti-dilution adjustments. We would issue the common shares at a price equal to the average closing market price of our common shares for the five consecutive trading days prior to the date when we receive notice of intent to convert. Our subsidiary may not pay any distributions to the parent trust until it has paid all SCU distributions. Through December 31, 2007, all SCU distributions have been paid.

As of December 31, 2007, there were 14.3 million SCUs outstanding and 14.8 million were outstanding at December 31, 2006.

SCIs

In connection with our acquisition of Centerline Investors (see Note 5), our subsidiary issued membership interests in the form of approximately 268,000 SCIs. SCI holders are entitled to distributions at the same time as, and only if, we pay distributions on our common shares. SCI distributions are initially $1.72 per year, subject to an adjustment in the amount of 95% of the percentage increases or decreases in the dividends paid by us on our common shares.

Each holder of SCIs has the right to:

- exchange all or a portion of their SCIs for cash; and
- receive cash for any accrued but unpaid distributions with respect to SCIs exchanged (not including accrued and unpaid distributions for the quarterly period in which the exchange occurs).

Instead of cash, we may, at our discretion, exchange the SCIs (and any accrued but unpaid distributions) for common shares on a one-for-one basis, subject to anti-dilution adjustments. We would issue the common shares at a price equal to the average closing market price of our common shares for the five consecutive trading days prior to the date when we receive notice of intent to convert.

As of December 31, 2007 and 2006, there were 268,000 SCIs outstanding.

SMUs

SMUs were issued in connection with Commercial Real Estate acquisitions in 2005 and 2006. They had similar features to SCUs and SCIs except that SMU distributions were initially $1.69 per year, subject to adjustment in the amount of 95% of the percentage increases or decreases in the dividends paid by us on the common shares.

As of December 31, 2006, there were 278,000 SMUs outstanding. During 2007, these SMUs were converted to common shares and no SMUs remain outstanding at December 31, 2007.

Conversions

Holders of subsidiary equity units converted holdings as follows:

Year		Number Converted	Common shares Issued	Cash Paid
				(in thousands)
2005	SCUs	287,000	287,000	--
2006	SCUs	60,000	20,000	$723
	SMUs	75,000	75,000	--
2007	SCUs	528,000	--	$7,066
	SMUs	278,000	278,000	--

Additionally, in 2006, in connection with the closure of CharterMac Real Estate Securities (see Note 5), we cancelled 114,000 SMUs and 72,000 others were returned to us. We reversed the aggregate amount of $4.1 million from minority interests to goodwill.

Other

"Other" minority interests at December 31, 2007 and 2006, primarily represent the 10% interest in Centerline Financial owned by Natixis. Natixis has been issued warrants which, generally, may be exercised beginning June 2009, and if exercised, would increase Natixis's ownership percentage to 19%.

NOTE 16 – REDEEMABLE SECURITIES

We previously issued Convertible CRA Preferred Shares ("Convertible CRA shares") and 4.4% Cumulative Perpetual Convertible CRA Preferred Shares ("CRA Preferred Shares") (See Note 17). In December 2007, we entered into option agreements with certain holders of these shares.

The option agreements provide that:

- we have the option to repurchase the shares for the original gross issuance price per share (plus accumulated and unpaid distributions) at any time from the date of the agreement; and

- if we do not repurchase the shares by certain dates, the shareholders have the option to require us to purchase the shares for the original gross issuance price per share (plus accumulated and unpaid distributions).

In addition, the ability of certain shareholders to convert the shares to common shares is eliminated and in the case of the CRA Preferred Shares, the agreements also increase the dividend rate on the shares from 4.4% to 5.2% (now "Redeemable CRA Shares" and "Redeemable CRA Preferred Shares"). The shares for which the conversion was not eliminated are referred to as "Convertible Redeemable CRA Shares".

A summary of the total number of redeemable securities are as follows as of December 31, 2007:

Series	Shares
	(in thousands)
Convertible Redeemable CRA Shares	708
Redeemable CRA Shares	538
Redeemable CRA Preferred Shares	1,100

The three classes are convertible into 0.9 million common shares.

Although not mandatorily redeemable, the shareholders now have the option to require us to purchase these shares in the future. As such, these shares are excluded from the Shareholders' equity section of the balance sheet and presented in the mezzanine section as of December 31, 2007. The amounts reclassified represent the fair value of the associated shares as of the date of the agreements. The difference between the fair values of the shares and the carrying amounts as of the option dates ($3.4 million) was recorded as a charge to beneficial owners' equity. The difference between the fair values of the shares as of the option dates and the exercise prices of the options is accreted as a charge to beneficial owners equity over the period from the option date until the put options are exercisable. These amounts affect earnings per share as illustrated in Note 21.

In 2008, options were exercised leading to an additional 0.4 million Convertible Redeemable CRA Shares and 80,000 additional Redeemable CRA Preferred Shares with similar terms as described above (see Note 27).

NOTE 17 – SHAREHOLDERS' EQUITY

A. Special Preferred Voting Shares

Each holder of SCUs (see Note 15) also holds one special preferred voting share (at a par value of $0.01 per share) for each SCU. The special preferred voting shares have no economic interest, but entitle the holder to vote, on a one-for-one basis, on all matters subject to a vote of our common shareholders. We have the right to require that each special preferred voting share be redeemed at par and cancelled simultaneously upon the exchange of an SCU by its holder into cash or a common share. Other than the payment of $0.01 per share upon redemption of the special preferred voting shares or the liquidation of our Company, the special preferred voting shares are not entitled to any distributions or other economic rights.

As selling principals of CAHA, Stephen M. Ross (our chairman) and Marc D. Schnitzer (our Chief Executive Officer and President) entered into a voting agreement which governs the voting of all of their:

- special preferred voting shares,
- common shares issuable upon exchange of their SCUs, and
- any other common shares currently owned or which may be acquired by them in the future.

The voting agreement provides that the selling principals of CAHA will:

- vote their common shares or special preferred voting shares in favor of the election of any independent trustee approved by our board of trustees or in the same proportion as the unaffiliated holders of our common shares vote in such election; and
- not exercise any right as shareholder of our Company to nominate any independent trustee.

Similar voting agreements with other selling principals of CAHA expired when their employment with us ended. Mr. Schnitzer's agreement will terminate at the time he is no longer an employee, officer, or trustee of our Company. The voting agreement with respect to Mr. Ross will remain in effect as long as he owns any of our special preferred voting shares or common shares. As of January 31, 2008, (inclusive of shares acquired by an affiliate of Mr. Ross in January 2008) 23.3 million voting shares were subject to this agreement.

B. Convertible CRA Shares

Our Convertible Community Reinvestment Act Preferred Shares ("Convertible CRA Shares") initially were intended to enable financial institutions to receive certain regulatory benefits in connection with their investment. We developed a proprietary method for allocating these regulatory benefits to specific financial institutions that invest in the Convertible CRA Shares. As a result of the re-securitization transaction with Freddie Mac in December 2007 (see Note 4), we do not believe that these shares will continue to qualify for credits under the Community Reinvestment Act. Other than the preferred allocation of regulatory benefits, the preferred investors receive the same economic benefits as our common shareholders including:

- receipt of the same dividends per share;
- pro rata allocation of earnings between the two classes of shares; and
- equal ranking with the common shares with respect to rights upon liquidation, dissolution or winding up of our Company.

The Convertible CRA Shares have no voting rights, except on matters relating to the terms of the Convertible CRA Shares or to amendments to our Trust Agreement that would adversely affect the Convertible CRA Shares.

For Convertible CRA shares issued prior to 2002, the investors have the option to convert their shares into common shares at predetermined conversion rates. For Convertible CRA Shares issued in 2002 and later, conversion into common shares is on a one-for-one basis Upon conversion, the investors would no longer be entitled to a special allocation of the regulatory benefit.

In December 2007, we entered into option agreements with certain of the Convertible CRA shareholders (see Note 16) and reclassified the shares as mezzanine equity at an aggregate fair value of $18.4 million. Option agreements regarding additional shares were executed in 2008 (see Note 27).

At December 31, we had the following Convertible CRA Shares outstanding:

(in thousands)	2007	2006
Convertible CRA Shares issued prior to 2002	291	998
Convertible CRA Shares issued 2002 and later	5,015	5,554
Total outstanding	5,306	6,552
Common shares issuable upon conversion	5,297	6,487

C. 4.4% Convertible CRA Preferred Shares

Our 4.4% Cumulative Perpetual Convertible CRA Preferred Shares ("4.4% Convertible CRA Preferred Shares") have the same CRA related benefits of the Convertible CRA Shares and likewise have no voting rights except on certain matters relating to the terms of the 4.4% Convertible CRA Preferred Shares or to amendments to our Trust Agreement which would adversely affect the 4.4% Convertible CRA Preferred Shares.

The shares rank senior to our common shares and the Convertible CRA Shares with respect to rights upon liquidation, dissolution or winding up of our Company. They rank senior to our common shares and the Convertible CRA Shares with respect to distributions, which are cumulative and fixed at 4.4% of the liquidation amount of $50 per share. The shares have no stated maturity.

In December 2007, we entered into option agreements with certain of the Convertible CRA shareholders (see Note 16) and reclassified the shares as mezzanine equity at an aggregate fair value of $51.5 million. Option agreements regarding additional shares were executed in 2008 (see Note 27).

Beginning July 2008, the 4.4% Convertible CRA Preferred Shares will be convertible into our common shares at the option of their holders at a conversion rate of approximately 1.81 common shares each (a total of 1.9 million common shares), subject to conversion adjustment conditions. Also beginning July 2008, we may redeem the shares at a price equal to their liquidation amount plus any accrued and unpaid distributions. The shares are also subject to remarketing provisions beginning in July 2015. All distributions have been paid through December 2007.

D. 11.0% Cumulative Convertible Preferred Shares and Rights Offering

In January 2008, we issued convertible preferred shares to an affiliate of Related Companies (a company controlled by Mr. Ross) for net proceeds of $131.2 million. In February 2008, we announced a rights offering to allow shareholders to participate in this share issuance by purchasing shares from the affiliate of Related Companies (see Note 27).

E. DIVIDEND REINVESTMENT PLAN

In May 2000, we implemented a dividend reinvestment and common share purchase plan. Under this plan, common shareholders may elect to have their distributions automatically reinvested in additional common shares at a price equal to the average of the high and low market price from the previous day's trading, and make cash payments for further investment. As of December 31, 2007, there were 149,000 shares participating in the plan, which represented 333 investors.

F. REPURCHASES

The Board of Trustees has authorized the implementation of a common share repurchase plan, enabling us to repurchase, from time to time, up to 3.0 million common shares. This plan has no expiration date. The repurchases are made in the open market and the timing is dependent on the availability of common shares and other market conditions. During 2006, we entered into a 10b5-1 trading plan to facilitate the purchases of shares under this program. In connection with our Revolving Credit Facility and New Term Loan (see Note 11), we are restricted from repurchasing our shares during the term of such facilities.

In addition to the repurchase plan, we may repurchase shares from employees in connection with tax withholding requirements upon vesting of restricted share grants. We account for repurchased common shares as treasury shares of beneficial interest. These repurchases are not subject to the Revolving Credit Facility and New Term Loan restrictions described above.

During the years ended December 31, we repurchased shares as follows, including shares we purchased through the 10b5-1 plan, shares purchased in 2006 prior to implementing that plan, and via employee withholdings:

(in thousands)	2007	2006	2005
Number of shares	1,973	1,082	187
Cost, including commissions and service charges	$36,294	$20,883	$4,165

All repurchases during 2005 were in connection with employee withholdings and there were no repurchases made under the repurchase plan during those years.

Although additional shares may be repurchased in 2008 in connection with tax withholding requirements upon vesting of restricted share grants, we are unable to estimate how many. Additionally, as part of the rights offering noted in 11.0% Cumulative Convertible Preferred Shares and Rights Offering above, we will repurchase some of the newly issued preferred shares and resell them to the extent shareholders participate in the rights offering.

G. Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income were as follows:

(in thousands)	Net Unrealized Gain/(Loss) on Mortgage Revenue Bonds Net of Tax	Net Unrealized Gain/(Loss) on Derivatives, Net of Tax	Net Unrealized Gain/(Loss) of Equity Investees	Net Unrealized Gain/(Loss) of Marketable Securities	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2005	$ 15,589	$(4,037)	$--	$--	$11,552
Unrealized gains (losses), net	87,224	4,517	--	35	91,776
Tax effect	--	1,331	--	--	1,331
Reclassification to net income	(4,555)	--	--	--	(4,555)
Balance at December 31, 2005	98,258	1,811	--	35	100,104
Unrealized gains (losses), net	(26,285)	(3,690)	1,452	286	(28,237)
Tax effect	(1,247)	1,246	--	--	(1)
Reclassification to net income	(5,003)	--	--	--	(5,003)
Balance at December 31, 2006	65,723	(633)	1,452	321	66,863
Unrealized gains (losses), net	(24,219)	(6,137)	(90,948)	(22,554)	(143,858)
Tax effect	11,462	(18,979)	--	--	(7,517)
Reclassification to net income	(19,933)	--	--	(75)	(20,008)
Balance at December 31, 2007	$33,033	$(25,749)	$(89,496)	$(22,308)	$(104,520)

NOTE 18 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consisted of the following for the years ended December 31:

(in thousands)	2007	2006	2005
Salaries and benefits	$116,764	$94,916	$68,983
Professional fees	13,510	14,403	11,357
LIHTC Fund origination and property acquisition	8,370	12,338	15,704
Other general and administrative	43,840	39,129	29,351
Total	$182,484	$160,786	$125,395

NOTE 19 – SHARE BASED COMPENSATION

A. The Plan

In June 2007, our shareholders approved the 2007 Incentive Share Plan (the "Plan"), which replaced our then existing Amended and Restated Incentive Share Plan.

The purpose of the Plan is designed to attract, retain and motivate eligible persons and to provide incentives and rewards for superior performance.

The Plan allows for the issuance of share options, share appreciation rights, restricted shares, restricted share units, unrestricted shares, deferred share units, and performance awards (collectively, the "Awards") to eligible persons.

The Compensation Committee (the "Committee") of our Board of Trustees administers the Plan. Pursuant to the Plan, the maximum number of common shares that may be awarded is the lesser of:

- 10% of the number of total shares outstanding (as defined in the Plan) as of December 31 preceding issuances of such awards; or
- the limits prescribed by the national security exchange or national quotation system on which the shares may then be listed.

The Committee will grant Awards under the Plan at its discretion, and it has established the 2007 Outperformance Program ("2007 OPP"), and two Annual Incentive Bonus Programs (denominated as "A" and "B") that provide for future Awards on terms the Committee has established. At this time, we can not determine the amount or dollar value of Awards to be provided under any of these programs because they depend on our future performance, and because individual allocations are discretionary for each program.

B. Outperformance Program

Under the 2007 OPP, Award recipients will share in a performance pool if our total return to shareholders over the three-year period from January 1, 2007 through December 31, 2009 exceeds 37.5%. The size of the pool will be 11% of the outperformance return amount in excess of the 37.5% benchmark, subject to a maximum pool of $25.0 million. The outperformance pool will be paid to participants in the form of restricted share awards which will vest 50% on each of December 31, 2010 and 2011, subject to the participant's continued employment, except as otherwise provided in the 2007 OPP. We are accounting for OPP Awards as equity awards pursuant to SFAS 123 (R), Share Based Payment. Grants under this program in 2007 had a grant date value of $0.7 million. We recognized expense of $0.1 million during 2007 in connection with these grants.

C. Annual Incentive Bonus Programs

The Annual Incentive Bonus Programs establish cash bonus pools for the payment of annual bonuses of cash and restricted shares to eligible persons. Under the programs, we expect to issue awards equal to 4.07% of our cash available for distribution to shareholders ("CAD"). See Note 24 for a definition of CAD.

D. Share Options

All options granted have an exercise price equal to or greater than the market price of our common shares on the grant date. The maximum option term is ten years from the date of grant and options granted pursuant to the Plan may vest immediately upon issuance or over a period determined by our compensation committee.

We granted the following options:

Year	Number	Weighted Average Exercise Price	Weighted Average Term	Weighted Average Vesting Period
2007	984,349	$19.06	10.0 years	1.3 years
2006	544,000	$21.78	7.4 years	2.1 years
2005	656,515	$24.35	10.0 years	3.0 years

We used the following weighted average assumptions in the Black-Scholes option pricing model to determine fair values of options granted:

	2007	2006	2005
Risk free interest rate	4.75%	4.42%	3.01%
Expected years until exercise	1.11	1.71	2.00
Expected stock volatility	23.01%	23.14%	20.38%
Dividend yield	8.81%	8.11%	6.71%

The following table summarizes activity in our share option plans for the years ended December 31:

	2007		2006		2005	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,018,741	$20.77	1,510,341	$20.42	1,075,313	$17.36
Granted [1]	984,349	19.06	544,000	21.78	656,515	24.35
Forfeited	(91,910)	21.18	--	--	--	--
Exercised	(32,000)	21.18	(35,600)	21.18	(221,487)	17.18
Outstanding at end of year	2,879,180	$20.17	2,018,741	$20.77	1,510,341	$20.42
Fair value of options granted during the year (in thousands)		$1,325		$852		$1,196

(1) Excludes options cancelled and reissued. See Re-issuance of Share Options *below.*

	As of December 31, 2007			
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(in years)*	Average Intrinsic Value *(in thousands)*
Vested and expected to vest at end of period	2,879,180	$20.17	7.5	$ --
Exercisable at end of year	1,486,413	$20.84	6.6	$ --

There was no aggregate intrinsic value at December 31, 2007, due to the exercise price of the outstanding options being greater than the closing share price on the last trading day of the year. This amount will change based on the fair market value of our common shares.

The following table summarizes information about share options outstanding and exercisable at December 31, 2007:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life *(in years)*	Number Exercisable
$ 11.56	51,576	2.3	51,576
$ 17.56	2,250	4.7	2,250
$ 17.78	800,000	5.9	600,000
$ 19.06	984,349	9.2	--
$ 21.61	20,000	7.4	20,000
$ 22.03	384,490	8.0	256,327
$ 24.44	636,515	7.0	556,260
	2,879,180	7.5	1,486,413

E. NON-VESTED SHARES AND SCUS

We issue restricted share grants primarily in connection with acquisitions or employee bonuses. In conjunction with the CAHA acquisition in 2003, we issued restricted common shares to various individuals who are either employees of CAHA or are one of the selling principals, most of which vested over periods ranging from three months to four years. During 2006, in connection with the Centerline Investors acquisition, we issued 1.7 million restricted common shares to Centerline Investors employees (see Note 5), of which 56,000 shares vested immediately, with the remaining vesting over a period of one to four years.

Also, in conjunction with the CAHA acquisition, our subsidiary issued SCUs to employees other than the selling principals. These SCUs vested over periods ranging from three to four years.

Activity with respect to non-vested shares and SCUs was as follows for the years ended December 31:

	Non-vested shares	Weighted Average Grant Date Fair Value	Non-vested SCUs	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2005	494,691	$19.37	310,400	$17.92
Granted	119,592	22.37	--	--
Vested	(365,022)	19.78	--	--
Forfeited	(8,067)	19.46	--	--
Non-vested at December 31, 2005	241,194	20.25	310,400	17.92
Granted	2,170,371	19.73	--	--
Vested	(300,483)	20.06	(148,087)	17.92
Forfeited	(22,511)	20.56	--	--
Non-vested at December 31, 2006	2,088,571	19.74	162,313	17.92
Granted	914,841	15.58	--	--
Vested	(856,102)	19.76	(162,313)	17.92
Forfeited	(70,821)	19.82	--	--
Non-vested at December 31, 2007	2,076,489	$18.61	--	$ --

F. UNAMORTIZED COSTS AND SHARES AVAILABLE FOR GRANT

As of December 31, 2007, there was $20.0 million of total unrecognized compensation cost related to share options and non-vested share-based compensation grants. We expect to recognize this compensation cost over a weighted-average period of 2.2 years.

As of December 31, 2007, there were 7.1 million options or share grants available for issuance under the Plan. In addition, 0.7 million options or share grants remain available for issuance under the prior plan.

G. TRUSTEE GRANTS

Our independent trustees receive a portion of their annual compensation in common shares. We granted the following common shares as part of trustee compensation:

Year	Number
2007	51,542 (1)
2006	11,625
2005	14,466

(1) Of the 2007 shares issued, 10,077 were issued in January 2007 in connection with 2006 services.

H. RE-ISSUANCE OF STOCK OPTIONS

In July 2007, our Compensation and Nominating and Governance Committees approved the cancellation of outstanding options to purchase our common shares issued to Stephen M. Ross, our Chairman, and the substitution of the cancelled options with new ones on substantially similar terms.

The Committees took this action because Mr. Ross otherwise likely would have been subject to adverse tax consequences under Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended, that were unforeseen at the time we granted the original options. The cancelled option was issued to Mr. Ross in consideration of his service as the Chairman of the Board of Trustees in connection with our acquisition of CAHA. The cancelled options had an exercise price ($17.78 per share) that was below the market value of our common shares ("in-the-money") on November 17, 2003, the effective date of the cancelled options, because the parties previously had agreed that the exercise price would equal the average of the closing price of our common shares for the 30 calendar days immediately preceding the public announcement of the acquisition. For purposes of Section 409A, the holder of a share option that has been granted "in-the-money", to the extent not vested as of January 1, 2005, is subject to adverse tax consequences.

The new options, which were granted with an exercise price above the market price of our common shares on the grant date:

- contain the identical exercise price ($17.78 per common share) as the cancelled options;
- expire on the same date (November 17, 2013) as the cancelled options;
- grant an option to purchase the same number of common shares (800,000) that remained unexercised under the cancelled option; and
- provide for the same vesting schedules with respect to the remaining unvested shares under the cancelled option (400,000 of which are vested immediately, 200,000 of which are due to vest on November 17, 2007 and 200,000 of which are due to vest on November 17, 2008).

Because the terms of the cancelled options and the new options are substantially similar, the cancellation and re-grant had no effect on share-based compensation expenses reported in our consolidated financial statements.

I. Income Statement Impact

Expense related to our share based compensation was as follows:

	Year Ended December 31,		
(in thousands)	2007	2006	2005
Outperformance program	$ 74	$ --	$ --
Share options	1,402	937	895
Non-vested shares and SCUs (net of forfeitures)	26,969	14,209	7,543
Trustee grants	574	279	313
Net	$29,019	$15,425	$8,751

NOTE 20 – INCOME TAXES

A large majority of our pre-tax income was derived from our Affordable Housing bond investing business and the CMBS fund origination and management businesses we acquired with Centerline Investors, which are structured as flow-through entities; as such, the income from those investments does not subject us to income taxes. Our other businesses are conducted in corporations and are subject to income taxes.

The components of our pre-tax (loss) income were as follows:

(in thousands)	2007	2006	2005
Not subject to tax	$(36,337)	$79,341	$79,309
Subject to tax	(19,284)	(31,555)	(48,872)
Total (loss) income before income taxes	$(55,621)	$47,786	$30,437

The income tax (benefit) provision consisted of the following components:

(in thousands)	2007	2006	2005
Current:			
Federal	$ 268	$ 1,107	$ (1,783)
State and local	1,091	3,230	1,384
Total current	1,359	4,337	(399)
Deferred:			
Federal	(14,574)	(17,560)	(18,012)
State and local	(1,979)	(9,436)	(10,166)
Total deferred	(16,553)	(26,996)	(28,178)
Valuation allowance	19,701	29,151	--
Total tax provision (benefit)	$ 4,507	$ 6,492	$(28,577)

The tax provision (benefit) does not include:

(1) the current tax benefit related to additional tax deductions for share based compensation which was credited to beneficial owners' equity; or

(2) the deferred tax benefit and related valuation allowance resulting from unrealized losses on derivative contracts which was credited to other comprehensive income.

Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement and income tax bases of assets and liabilities that existed at the balance sheet date.

A reconciliation of the statutory federal tax rate to our effective tax rate is as follows:

	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
Valuation allowance	(37.5)	61.1	--
State and local taxes, net of federal benefit	1.4	(8.6)	(19.0)
Partnership income not subject to tax	(36.1)	(54.2)	(89.6)
SCUs/SMUs (see Note 15)	28.0	(13.0)	(13.2)
Tax-exempt interest	2.6	(5.3)	(6.1)
Share based compensation	--	(0.5)	(0.7)
Other	(1.5)	(0.9)	(0.3)
Effective tax rate	(8.1)%	13.6%	(93.9)%

The components of the deferred tax assets and (liabilities) are as follows:

(in thousands)	2007	2006
DEFERRED TAX ASSETS:		
Deferred revenue	$35,425	$42,720
Share based compensation	7,234	4,599
Unrealized loss on derivatives	1,006	5,273
Purchased servicing rights	500	1,632
Bad debt reserves	5,417	3,518
Partnerships and depreciation	4,708	2,996
Tax credits and state operating loss carry forwards	17,261	2,654
Other, net	610	396
Total deferred tax assets	72,161	63,788
DEFERRED TAX LIABILITIES:		
Intangible assets	(13,242)	(20,250)
Deferred costs	(748)	(1,119)
Originated mortgage service rights	(10,651)	(9,329)
Total deferred tax liabilities	(24,641)	(30,698)
Valuation allowance	(47,520)	(33,090)
Net deferred tax asset	$ --	$ --

At December 31, 2007, our corporate subsidiaries had the following carry forwards:

	(in thousands)
Low income housing credits (expiring starting in 2024)	$ 1,508
Alternative minimum tax credits (do not expire)	$ 999

Beginning in 2006, we determined that, in light of projected taxable losses in the corporate subsidiaries for the foreseeable future, all of our deferred tax assets will likely not be realized and therefore we have provided a full valuation allowance.

The Internal Revenue Service is examining the consolidated corporate federal income tax return for our subsidiaries subject to taxes for the tax periods ended June 30, 2003, December 31, 2003 and December

31, 2004. The New York City taxing authority is examining the partnership tax returns of one of our subsidiaries for the years ended December 31, 2003 and December 31, 2004. These examinations are ongoing and no significant issues have yet been raised.

We adopted the provisions of FIN 48 on January 1, 2007. As a result of adoption, we recognized a charge of $1.2 million to the January 1, 2007, balance of beneficial owners' equity and $0.4 million to the January 1, 2007, goodwill balance (see Note 9). As of the adoption date, we had gross unrecognized tax benefits of $2.0 million and accrued interest and penalties of $0.8 million. Of this total, $2.5 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. We do not anticipate that these unrecognized tax benefits will significantly change due to the settlement of audits and the expiration of statute of limitations prior to June 30, 2008. We recognize interest and penalties related to uncertain tax positions within our income tax provision or benefit, which amount was $0.5 million for the year ended December 31, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$2,543
Additions based on tax positions related to the current year	--
Additions for tax positions of prior years	535
Reductions for tax positions of prior years	--
Settlements	--
Balance at December 31, 2007	$3,078

NOTE 21 – EARNINGS PER SHARE, PROFIT AND LOSS ALLOCATIONS AND DISTRIBUTIONS

We allocate the income of certain subsidiaries first to holders of minority interests (see Note 15). We then allocate the remaining profits to shareholders in accordance with their percentage interests. In accordance with SFAS No. 128, Earnings Per Share, 0.8 million common share equivalents have been excluded in the Diluted EPS calculation for the year ended December 31, 2007, as we reported a net loss after dividends for the 4.4% Convertible CRA Preferred Shares. In addition, the difference between the carrying amounts of redeemable securities and the exercise price of put options for those shares (see Note 16) is deducted from net income to calculate net income allocable to shareholders.

(in thousands, except per share amounts)	Income	Shares*	Per Share
2007			
Net loss	$(60,128)		
Preferred dividends	(4,757)		
Effect of redeemable shares (see Note 16)	(3,390)		
Net loss allocable to shareholders (Basic EPS)	(68,275)	57,175	$(1.19)
Effect of dilutive securities	--	--	
Diluted EPS	$(68,275)	57,175	$(1.19)
2006			
Net income	$ 41,294		
Preferred dividends	(4,752)		
Net income allocable to shareholders (Basic EPS)	36,542	58,154	$ 0.63
Effect of dilutive securities	--	557	
Diluted EPS	$ 36,542	58,711	$ 0.62
2005			
Net income	$ 59,014		
Preferred dividends	(2,020)		
Net income allocable to shareholders (Basic EPS)	56,994	58,018	$ 0.98
Effect of dilutive securities	--	273	
Diluted EPS	$ 56,994	58,291	$ 0.98

**Includes common and Convertible CRA Shares (see Note 17).*

NOTE 22 – RELATED PARTY TRANSACTIONS

Investments In and Loans to Affiliates

The components of investments in and loans to affiliates are presented in the table below:

(in thousands)	December 31, 2007	December 31, 2006
Loan to AMAC	$ 77,685	$15,000
Interest receivable on AMAC loan	529	264
Investment in AMAC common and preferred shares	6,910	--
Co-investment in CUC	4,184	3,066
Due from partnerships, net	8,300	44,701
Fees receivable, net	9,567	2,150
	$107,175	$65,181

Note: The above table does not include our co-investments in the consolidated CMBS and High-Yield Debt Fund Partnerships as the amounts are eliminated in consolidation. These co-investments totaled $36.1 million as of December 31, 2007, and $56.5 million as of December 31, 2006,

Income Statement Impact

Our Consolidated Statements of Operations included the following amounts pertaining to related party transactions:

(in thousands)	2007	2006	2005
AMAC asset management and incentive management fees and expense reimbursements	$ 3,526	$ 3,630	$ 4,926
AMAC credit facility interest income	$ 2,970	$ 1,461	$ 87
AMAC servicing fee income	$ 655	$ 66	$ --
Equity in loss of AMAC	$ (4,012)	$ --	$ --
TRCLP shared service fee expense	$ 243	$ 620	$ 507
TRCLP property management services expense	$ 4,354	$ 4,277	$ 3,158

A. AMAC

Through one of our subsidiaries, we manage the operations of AMAC. In addition, in March 2007, we entered into a share purchase plan under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, whereby we may purchase up to 9.8% of the outstanding common shares of AMAC in open-market purchases based on predetermined parameters. Through December 31, 2007, we purchased 0.6 million common shares (for $5.3 million) under this plan, or 6.9% of its outstanding common shares of beneficial interest. Furthermore, in July 2007, we purchased 0.3 million shares of 7.25% Series A Cumulative Convertible Preferred Shares issued by AMAC for $7.0 million in connection with AMAC's public offering of such shares. We account for these investments on the equity method as we can exercise significant influence over AMAC's financial and operating policies via our advisory agreement.

In April 2007, we increased the capacity of the revolving credit facility to AMAC from $50.0 million to $80.0 million and extended the term to June 2008 with a one year optional extension. This facility, bearing interest at LIBOR plus 3.0%, is used by AMAC to purchase new investments and for general corporate purposes. Income we earn from this facility is included in "Other interest income" in the Consolidated Statements of Operations. In the opinion of management, the terms of this facility are consistent with similar transactions with independent third parties.

During 2007, AMAC suspended investment activity due to volatility in credit markets that led to significant margin calls on its debt facilities and interest rate swaps. As a result, it sold certain assets, recorded impairment charges on others and recorded a substantial net loss. In addition, AMAC has recorded unrealized losses on some of its remaining assets and interest rate derivatives. As we account for our investments in AMAC on the equity method, we have recorded $4.0 million of losses in connection with our investment and recorded dividends received as returns of capital. Due to the equity losses we have recorded our allocable share of AMAC's unrealized losses, the carrying value of our investment in its common shares was reduced to zero and the carrying value of our preferred investment was reduced to $6.9 million. Although AMAC has notified us that it is in default under the covenants of the line of credit, interest payments for the line of credit are current and we have not exercised our rights to demand repayment as we believe the advances are recoverable.

We earn asset management fees, incentive management fees and expense reimbursements from AMAC pursuant to an advisory agreement. These fees and reimbursements are included in "Fee income" in the Consolidated Statements of Operations. Effective March 2007, we entered into a new advisory agreement whereby the basis of certain of the fees we earn has changed.

During 2007 and 2006, our Commercial Real Estate subsidiaries originated loans on behalf of AMAC of $255.1 million and $531.8 million, respectively. Pursuant to the advisory agreement, we received mortgage banking fees from the borrowers of $1.1 million and $2.8 million in 2007 and 2006, respectively. We record these fees in "Fee income" in the Consolidated Statements of Operations. In December 2007, we purchased four loans from AMAC for a total of $32.8 million. These loans were funded by the ASAP plus facility and will be sold to Fannie Mae in 2008.

We serve as the collateral manager for AMAC's $400.0 million CDO and service all of the loans in AMAC's investment portfolio, performing all primary and special servicing functions. Pursuant to the servicing agreement, we receive fees from AMAC based on the dollar amount of loans we service and record these fees in "Fee income" in the Consolidated Statements of Operations.

During 2006, Centerline Real Estate Special Situations Mortgage Fund LLC ("CRESS") entered into a co-investment agreement with AMAC whereby both participate in investment opportunities that are originated by our subsidiaries and meet mutual investment criteria. A portion of CRESS' 2007 and 2006 investments were made pursuant to this agreement. In addition, during March 2007, AMAC sold its economic interest in a group of properties to CRESS for $12.0 million. During December 2007, CRESS purchased investments from AMAC for $7.9 million. In January and February 2008, CRESS purchased additional investments from AMAC for $55.0 million (see Note 27).

B. The Related Companies L.P.

General and administrative expenses include shared service fees paid or payable to The Related Companies, L.P. ("TRCLP"), a company controlled by our Chairman.

In addition, a subsidiary of TRCLP earned fees for performing property management services for various properties held in LIHTC Fund Partnerships we manage and are included in "Other expenses of consolidated partnerships" in the Consolidated Statements of Operations.

During the year ended December 31, 2007, we acquired five mortgage revenue bonds secured by properties developed by a subsidiary of TRCLP. LIHTC Fund Partnerships that we consolidate also provided equity financing to these properties. CRESS also acquired participation interests with AMAC in two loans secured by properties developed by TRCLP.

In January 2008, we issued $131.2 million of our convertible preferred shares to a company affiliated with TRCLP (see Notes 17 and 27).

C. Co-Investment in CUC

CUC is an investment fund with the California Public Employees Retirement System ("CalPERS") as majority investor, focusing on investments in multifamily properties in major urban markets. Our membership interest includes a co-investment obligation amounting to 2.5% of capital invested (see Note 25 regarding future funding commitments).

D. Due from Partnerships, Net

Due from partnerships represents monies advanced to investment funds that we sponsor. The decline in the balance from December 31, 2006, relates to temporary loans made to investment funds during the fourth quarter of 2006, a substantial portion of which were repaid in the first quarter of 2007.

A portion of these advances relate to the financial difficulties of three developers and our subsequent actions to protect our investments in the properties that were under development and for which we assumed the general partner interests (see Note 25). As we consolidate those property partnerships, the above balances are net of eliminations of $26.7 million at December 31, 2007, and $24.3 million at December 31, 2006.

E. Other

Substantially all fund origination revenues in the Affordable Housing segment are received from LIHTC Fund Partnerships we have originated and manage, many of which comprise the partnerships that we consolidate. While affiliates of our Company hold equity interests in the investment funds' general partner and/or managing member/advisor, we have no direct investments in these entities and we do not guarantee their obligations. We have agreements with these entities to provide ongoing services on behalf of the general partners and/or managing members/advisors and we receive all fee income to which these entities are entitled.

In connection with the 2002 refinancing of a property partly owned by our Chairman, we entered into an agreement which allows the revenue bond to be put to us should the owner of the underlying property default on the bond. We, in turn, entered into agreements which allow us to put the bond to the general partners of the owner who are affiliates of the Company. This right is secured by collateral assignments of the general partners' partnership interests in the limited partnership which owns the underlying property.

NOTE 23 – CONSOLIDATED PARTNERSHIPS

Financial information for the LIHTC Fund and Property Partnerships are as of September 30, 2007, the most recent reliable date. Information with respect to the CMBS Fund and High-Yield Debt Fund Partnerships is as of December 31, 2007.

Assets and liabilities of consolidated partnerships consisted of the following:

	December 31, 2007			December 31, 2006		
(in thousands)	LIHTC Fund and Property Partnerships	CMBS and High-Yield Debt Fund Partnerships	Total	LIHTC Fund and Property Partnerships	CMBS and High-Yield Debt Fund Partnerships	Total
AVAILABLE-FOR-SALE, AT FAIR VALUE						
CMBS	$ --	$ 1,235,059	$ 1,235,059	$ --	$ 719,645	$ 719,645
Retained CMBS certificates	--	482,424	482,424	--	597,491	597,491
Other	--	65,060	65,060	--	--	--
	--	1,782,543	1,782,543	--	1,317,136	1,317,136
EQUITY METHOD						
Equity interests in LIHTC properties	4,178,206	--	4,178,206	3,598,009	--	3,598,009
OTHER						
Mortgage loans held for investment	--	336,322	336,322	--	101,156	101,156
Other investments	78,055	--	78,055	73,939	1,407	75,346
	78,055	336,322	414,377	73,939	102,563	176,502
Investments held by consolidated partnerships	4,256,261	2,118,865	6,375,126	3,671,948	1,419,699	5,091,647
Land, buildings and improvements, net	661,380	--	661,380	617,914	--	617,914
Other assets	290,076	81,659	371,735	276,010	60,858	336,868
Other assets of consolidated partnerships	951,456	81,659	1,033,115	893,924	60,858	954,782
Total assets	$ 5,207,717	$ 2,200,524	$ 7,408,241	$4,565,872	$ 1,480,557	$6,046,429
Financing arrangements	$ --	$ 1,128,376	$ 1,128,376	$ --	$ 687,719	$ 687,719
Notes payable	422,904	35,463	458,367	594,477	21,500	615,977
Repurchase agreements	--	410,589	410,589	--	243,955	243,955
Due to property partnerships	970,602	--	970,602	971,864	--	971,864
Other liabilities	177,979	15,041	193,020	169,065	11,574	180,639
Total liabilities of consolidated partnerships	$ 1,571,485	$ 1,589,469	$ 3,160,954	$1,735,406	$ 964,748	$2,700,154

A. CMBS

The CMBS Fund Partnerships invest in and hold CMBS investments. In August 2007, Centerline Investors closed on an additional CMBS Fund Partnership, consisting of total accepted capital commitments of $585.3 million. We participate as a co-investor in the fund, and have committed $29.3 million of the total capital commitments of this fund. CMBS investments held by these partnerships comprised the amounts noted below as of December 31, 2007:

(dollars in thousands)	Face Amount	Accreted Cost	Unrealized Gain	Unrealized Loss	Fair Value	Percentage of Fair Value
Security rating:						
BBB+	$ 17,000	$ 17,000	$ --	$ (5,100)	$ 11,900	1.0%
BBB	64,105	55,185	--	(14,438)	40,747	3.3
BBB-	347,032	300,119	--	(83,523)	216,596	17.5
BB+	269,706	252,286	--	(82,372)	169,914	13.7
BB	242,268	222,640	--	(77,060)	145,580	11.8
BB-	288,470	227,849	--	(67,687)	160,162	13.0
B+	202,753	159,347	--	(43,506)	115,841	9.4
B	159,821	102,068	419	(34,302)	68,185	5.5
B-	199,830	98,413	2,693	(29,842)	71,264	5.8
CCC-	6,000	4,338	--	(931)	3,407	0.3
Non-rated	814,602	294,464	2,919	(65,920)	231,463	18.7
Total	$ 2,611,587	$ 1,733,709	$ 6,031	$ (504,681)	$ 1,235,059	100.0%

The decreases in fair value are due to widening interest rate spreads as a result of market conditions and we believe are not reflective of the credit quality of the underlying assets. The CMBS Fund Partnerships have the ability and intent to hold these investments until recovery; as such, we have determined that the decreases in fair value are temporary.

B. Retained CMBS Certificates

The CMBS Fund Partnerships retain interests in certain securitized assets that they have sold, as well as others purchased in market transactions. Investments in retained certificates held by these partnerships comprised the amounts noted below as of December 31, 2007:

(dollars in thousands)	Face Amount	Accreted Cost	Unrealized Gain	Unrealized Loss	Fair Value	Percentage of Fair Value
Security rating:						
AAA	$ 147,900	$ 144,258	$ --	$ (1,614)	$ 142,644	29.6%
AA+	51,100	49,066	--	(674)	48,392	10.0
AA	15,400	16,252	--	(1,365)	14,887	3.1
A+	62,600	62,699	--	(4,120)	58,579	12.1
A	66,500	71,667	--	(6,967)	64,700	13.4
A-	30,700	28,526	--	(1,252)	27,274	5.7
BBB+	84,138	75,095	--	(16,188)	58,907	12.2
BBB	28,781	24,163	--	(12,650)	11,513	2.4
BBB-	40,294	31,672	--	(17,569)	14,103	2.9
BB+	47,820	22,770	--	(10,815)	11,955	2.5
BB	12,158	5,152	--	(2,356)	2,796	0.6
BB-	12,157	4,652	--	(2,220)	2,432	0.5
B+	21,073	7,161	--	(3,368)	3,793	0.8
B	11,348	2,745	--	(1,043)	1,702	0.3
B-	12,158	2,206	--	(747)	1,459	0.3
Non-rated	171,173	8,041	909	(393)	8,557	1.8
Non-rated interest only	--	4,749	3,982	--	8,731	1.8
Total	$ 815,300	$ 560,874	$ 4,891	$ (83,341)	$ 482,424	100.0%

At December 31, 2007, the non-rated interest only certificates had a combined notional amount of $1.4 billion.

The decreases in fair value are due to widening interest rate spreads as a result of market conditions and we believe are not reflective of the credit quality of the underlying assets. The CMBS Fund Partnerships have the ability and intent to hold these investments until recovery; as such, we have determined that the decreases in fair value are temporary.

Unrealized losses presented above do not include $20.9 million of unrealized losses that a fund recognized as an impairment charge in 2007 as the fund is scheduled to liquidate in the next two years and may not hold the assets until recovery.

Fair value of the retained certificates is determined assuming no defaults on the underlying collateral loans and according to the payment terms of the underlying loans, which generally do not allow prepayment without yield maintenance except during the last three months of a loan. At December 31, 2007, the remaining key assumptions used in measuring fair value and the sensitivity of the current fair value of the retained certificates to potential adverse changes, were as follows:

			Expected Credit Loss		Discount Rate Applied to Cash Flows	
(dollars in thousands)	Weighted Average Life (yrs)	Discount Rate applied to Cash Flows	1% CDR [1]	2% CDR [1]	1% Adverse Change	2% Adverse Change
Security rating:						
AAA	3.3	6.18%	(0.06)%	(0.14)%	(2.92)%	(5.73)%
AA+	3.9	6.98	(0.11)	(0.33)	(3.34)	(6.55)
AA	4.4	7.46	(0.03)	(0.08)	(3.60)	(7.05)
A+	4.4	8.14	(0.24)	(0.53)	(3.64)	(7.12)
A	4.9	8.86	(0.03)	(0.10)	(3.81)	(7.44)
A-	5.4	9.12	(0.83)	(1.85)	(4.22)	(8.22)
BBB+	6.9	12.78	(3.78)	(7.06)	(4.79)	(9.28)
BBB	7.7	21.57	(10.82)	(17.94)	(4.71)	(9.12)
BBB-	8.3	23.25	(9.45)	(15.46)	(4.84)	(9.11)
BB+	9.1	26.05	(9.60)	(19.85)	(4.71)	(9.35)
BB	9.5	26.93	(7.55)	(22.96)	(4.78)	(9.22)
BB-	9.6	29.62	(6.82)	(27.55)	(4.47)	(8.62)
B+	10.0	31.35	(5.78)	(36.22)	(4.25)	(8.20)
B	10.3	35.26	(6.10)	(38.78)	(3.76)	(7.28)
B-	10.4	41.30	(6.11)	(31.85)	(3.12)	(6.04)
Non-rated	12.0	89.15	(7.08)	(17.40)	(1.04)	(2.05)
Non-rated interest only	6.6	32.67	(19.68)	(27.93)	(2.50)	(4.85)

(1) Constant Default Rate

These sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of the changes in assumption to the changes in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption, whereas change in one factor may result in changes to another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates.

The interest rate on the principal classes is 4.0% and 0.2% on the interest only class. During the years ended December 31, 2007 and 2006, consolidated partnerships received $50.0 million and $15.5 million, respectively, from retained certificates.

Delinquencies on the collateral loans underlying the retained certificates totaled 0.6% at December 31, 2007. At December 31, 2007, actual losses to date were 2.4% of the underlying securitizations, and projected remaining losses are estimated at 23.4% of the underlying securitizations. At December 31, 2006, actual losses to date were 0.4% of the underlying securitizations, and projected remaining losses were estimated at 25.4% of the underlying securitizations.

C. EQUITY INTERESTS IN LIHTC PROPERTIES AND DUE TO PROPERTY PARTNERSHIPS

The LIHTC Fund Partnerships invest in property level partnerships that neither we nor the LIHTC Fund Partnerships control and which, therefore, we do not consolidate. "Equity interests in LIHTC properties" represents the limited partner equity investments in those property level partnerships. "Due to property partnerships" represents the unfunded capital commitments of the LIHTC Fund Partnerships in those property partnerships. As those commitments are funded, the "Equity interests in LIHTC properties" balance increases and the "due to property partnerships" balance decreases.

D. MORTGAGE LOANS HELD FOR INVESTMENT

The High-Yield Debt Fund Partnership invests in various types of loans. The aggregate carrying values, allocated by product type and weighted average coupons, of mortgage loans held for investment held by that Partnership as of December 31, 2007 and 2006 are presented in the table below:

(dollars in thousands)	Total Commitment	Carrying Value	Allocation by Product Type	Fixed Rate Average Yield	Variable Rate Average Yield
2007					
PRODUCT TYPE:					
Bridge loans, variable rate	$ 15,000	$ 12,472	3.7%	-- %	7.70%
Bridge loans, fixed rate	46,626	43,764	11.6	7.12	--
Subordinated notes, variable rate	34,825	21,666	8.7	--	7.98
Subordinated notes, fixed rate	27,985	25,807	7.0	7.93	--
Mezzanine loans, variable rate	185,841	147,136	46.4	--	8.93
Mezzanine loans, fixed rate	90,474	85,477	22.6	9.79	--
2007 Total/Average	$ 400,751	$ 336,322	100.0%	8.28%	8.20%
2006					
PRODUCT TYPE:					
Bridge loans, variable rate	$ 15,000	$ 1,178	9.30%	-- %	8.35%
Bridge loans, fixed rate	22,496	22,496	13.94	7.29	--
Subordinated notes, variable rate	40,000	34,157	24.79	--	9.64
Subordinated notes, fixed rate	17,125	12,781	10.61	8.17	--
Mezzanine loans, variable rate	36,500	27,982	22.62	--	9.22
Mezzanine loans, fixed rate	30,246	2,562	18.74	15.00	--
2006 Total/Average	$ 161,367	$ 101,156	100.0%	10.15%	9.07%

Mortgage loans held for investment had the following scheduled maturities as of December 31, 2007:

Year of Maturity	Number of Loans Maturing	Current Carrying Value (in thousands)
2008	3	$39,144
2009	11	116,277
2010	8	50,964
2011	4	48,494
2012	2	16,508
Thereafter	6	64,935
Total	34	$336,322

E. FINANCING ARRANGEMENTS

The financing arrangements of the CMBS Fund Partnerships consist of four separate collateralized debt obligation offerings, with weighted average interest rates ranging from 4.7% to 8.7% and weighted average remaining maturities of 4 to 10 years. All of this debt is recourse to the specific collateral and non-recourse to the CMBS funds.

In August 2007, two of our CMBS Fund Partnerships re-securitized $985.9 million in face amount of CMBS certificates, having a fair value of $593.6 million, into a collateralized debt obligation offering and issued $435.0 million in face amount of notes with fixed rate coupons with a weighted average of 6.38%. The proceeds were utilized to repay $295.5 million of variable rate repurchase agreements and the balance was returned to the investors in the partnerships.

F. NOTES PAYABLE

Of the LIHTC Fund Partnerships notes payable at December 31, 2007, $256.0 million are collateralized by equity subscriptions of certain equity partners of the investment funds. Under the partnership agreements, the equity partners are also obligated to pay the principal and interest on the notes. Of the remaining balance, $167.0 million is collateralized with the underlying properties of the consolidated operating partnerships. All of this debt is non-recourse to us.

As of December 31, 2007, the CMBS Fund Partnerships had borrowed $35.5 million under a subscription line facility and did not have the ability to make any additional borrowings. The subscription line facility, which was amended in January 2008, expires in 2010 and has an interest rate of 5.23% at December 31, 2007. There were no corresponding borrowings as of December 31, 2006.

At December 31, 2007, the High-Yield Debt Fund Partnership had no borrowings outstanding under a subscription line facility and had the ability to borrow $25.0 million. The subscription line facility, which was amended in February 2008, expires in 2010 and has an interest rate of 5.30% at December 31, 2007. As of December 31, 2006, $21.5 million was outstanding.

G. Repurchase Agreements

Repurchase facilities of the Consolidated Partnerships consisted of the following as of December 31:

	2007			2006		
(dollars in thousands)	Total Commmitments	Outstanding Balance	Fair Value of Collateral	Total Commmitments	Outstanding Balance	Fair Value of Collateral
CMBS Fund Partnerships	$ 784,100	$ 313,159	$ 622,449	$495,000	$ 214,224	$ 298,700
Weighted average interest rate		5.4% to 6.3%			5.3% to 6.1%	
High-Yield Debt Fund Partnership	350,000	97,430	194,600	350,000	29,731	40,700
Weighted average interest rate		6.0% to 6.4%			6.1% to 6.6%	
Total borrowings	$ 1,134,100	$ 410,589	$ 817,049	$845,000	$ 243,955	$ 339,400

The CMBS Fund Partnerships have six repurchase agreement facilities with four counterparties. Borrowings as of December 31, 2007, had an average maturity of 26 days and the partnerships did not have the ability to make any additional borrowings without pledging additional collateral.

The High-Yield Debt Fund Partnership has commitments from three separate repurchase agreement facilities with three counterparties. Borrowings as of December 31, 2007, had weighted average remaining maturities of 28 days and the partnership did not have the ability to make any additional borrowings without pledging additional collateral.

H. Other Assets and Other Liabilities

Assets other than those discussed above include cash, fees and interest receivable, prepaid expenses and operating receivables of the funds. Liabilities other than debt include interest, distributions, operating accruals and the fair value of interest rate derivatives.

I. Financial Risk Management and Derivatives

The CMBS Fund Partnerships have entered into amortizing forward-starting swap agreements with Bear Stearns Capital Markets Inc. ("Bear Stearns") and Morgan Stanley Capital Services Inc. to mitigate their proportionate share of the risk of changes in the interest-related cash outflows on the next contemplated long-term debt issuance. Some of these swaps are designated as hedges under SFAS 133, while others are not. The High-Yield Debt Fund Partnership has entered into spot-starting swap agreements with Bear Stearns to mitigate its risk of changes in the interest-related cash outflows on its financing of its fixed rate investments. These swaps are designated as hedges under SFAS 133. As of December 31, 2007, we recognized $1.5 million of expense through the statement of operations which was previously recognized as part of other comprehensive income due to change in cash flows of forecasted transactions.

A summary of the swaps at the CMBS Fund and High-Yield Debt Fund Partnerships is as follows:

	2007				2006			
(dollars in thousands)	Hedge Designated Notional Amount	Non-Hedge Designated Notional Amount	Unrealized Loss Included in Other Comprehensive Income	Unrealized Loss Included in Net Income	Hedge Designated Notional Amount	Non-Hedge Designated Notional Amount	Unrealized Loss Included in Other Comprehensive Amount	Unrealized Loss Included in Net Income
CMBS Fund Partnerships	$ 334,936	$ 27,655	$ 11,656	$ 1,961	$ 165,855	$ 180,670	$ 1,001	$ 1,187
Interest Rates	4.63% to 5.69%	5.23% to 5.77%			4.91% to 5.75%	4.91% to 5.75%		
Maturity Dates	Jan 2017 to Oct 2018	Jan 2017			Jan 2017	Jan 2017		
High-Yield Debt Fund Partnership	$ 73,006	$ --	$ 3,407	$ --	$ 9,914	$ --	$ 29	$ --
Interest Rates	4.89% to 5.17%				4.89% to 5.14%			
Maturity Dates	Dec 2009 to May 2017				Dec 2009 to Jun 2016			

J. Revenues and Expenses

Revenues and expenses of consolidated partnerships consisted of the following:

	Years Ended December 31,						
	2007			2006			2005
(in thousands)	LIHTC Fund and Property Partnerships	CMBS Fund and Direct Loan Fund Partnerships	Total	LIHTC Fund and Property Partnerships	CMBS Fund and Direct Loan Fund Partnerships[(1)]	Total	LIHTC Fund and Property Partnerships
Interest income	$ 14,565	$ 180,638	$ 195,203	$ 10,510	$ 41,218	$ 51,728	$ 5,129
Fee income	--	738	738	--	100	100	--
Rental income	55,541	--	55,541	30,701	--	30,701	18,824
Other revenues	6,539	--	6,539	7,127	--	7,127	4,003
Total revenues	$ 76,645	$ 181,376	$ 258,021	$ 48,338	$ 41,318	$ 89,656	$ 27,956
Interest expense	$ 19,245	$ 81,076	$ 100,321	$ 25,989	$ 21,937	$ 47,926	$ 26,322
Asset management fees	24,611	--	24,611	20,960	--	20,960	21,600
Property operating expenses	26,395	--	26,395	20,825	--	20,825	12,307
General and administrative expenses	21,324	3,028	24,352	14,447	438	14,885	6,858
Depreciation and amortization	29,451	3,643	33,094	22,515	--	22,515	10,416
Other expenses	4,579	--	4,579	2,957	--	2,957	1,847
Subtotal	106,360	6,671	113,031	81,704	438	82,142	53,028
Total expenses	$ 125,605	$ 87,747	$ 213,352	$ 107,693	$ 22,375	$ 130,068	$ 79,350

(1) Represents the period from date of Investor's acquisition in August 2006.

NOTE 24 – BUSINESS SEGMENTS

We manage our operations through four reportable segments and two not involved in direct operations as described in Note 1. Segment results include all direct and contractual revenues and expenses of each segment and allocations of indirect expenses based on specific methodologies. These reportable segments are strategic business units that primarily generate revenue streams that are distinctly different and are generally managed separately. Unallocated corporate costs are reported separately.

The table below includes CAD, and a reconciliation from CAD to net income, as CAD was the performance measure used by our chief decision-maker to allocate resources among the segments and determination of bonuses through December 31, 2007. There is no generally accepted methodology for computing CAD, and the Company's computation of CAD may not be comparable to CAD reported by other companies. CAD does not represent net cash provided by operating activities determined in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's performance, as an alternative to net cash provided from operating activities (determined in accordance with GAAP) as a measure of our liquidity, or as an indication of our ability to make cash distributions.

(in thousands)	2007	2006	2005
REVENUES			
Affordable Housing	$ 282,956	$ 287,686	$ 263,127
Commercial Real Estate [1]	65,893	55,062	46,513
Portfolio Management[1]	61,402	35,372	22,203
Credit Risk Products	15,748	3,644	--
Corporate Group	28,314	23,940	11,345
Consolidated Partnerships [2]	258,021	89,656	27,956
Elimination of intersegment transactions	(139,407)	(108,101)	(76,047)
Consolidated Revenues	$ 572,927	$ 387,259	$ 295,097
CAD			
Affordable Housing [3]	$ 118,289	$ 150,327	$ 182,221
Commercial Real Estate [1]	23,906	19,704	9,001
Portfolio Management [1]	32,145	17,149	12,646
Credit Risk Products	14,857	(5,822)	--
Unallocated corporate costs	(94,303)	(70,328)	(89,158)
Consolidated CAD excluding costs of re-securitization transaction	94,894	111,030	114,710
Cash costs of re-securitization transaction	(89,030)	--	--
Consolidated CAD including cash costs of re-securitization transaction	5,864	111,030	114,710
Reconciliation of CAD to net (loss) income:			
Fees deferred for GAAP [4]	(13,036)	(30,426)	(25,106)
Depreciation and amortization expense	(45,099)	(45,395)	(43,795)
Interest income yield adjustments [5]	(8,991)	(4,137)	1,772
Non-cash impact of re-securitization of mortgage revenue bonds	11,127	--	--
Gain on sale of investments [6]	5,553	10,855	11,140
Loss on impairment of assets	(20,008	(5,003)	(4,555)
Write-off of intangible assets	(7,226)	(2,644)	(22,567)
Tax adjustment [7]	(3,147)	(2,180)	27,866
Non-cash compensation [8]	(21,169)	(19,348)	(8,541)
Difference between subsidiary equity distributions and income allocated to minority interests [9]	59,543	19,243	11,245
Non-cash equity income [10]	(5,555)	6,253	(358)
Preferred dividends	4,757	4,752	2,020
Loss on fair value of derivatives	(18,526)	(208)	(203)
Other, net	(4,215)	(1,498)	(4,614)
Consolidated Net (Loss) Income	$ (60,128)	$ 41,294	$ 59,014
DEPRECIATION AND AMORTIZATION			
Affordable Housing	$ 1,312	$ 6,438	$ 5,225
Commercial Real Estate [1]	15,468	18,058	19,618
Portfolio Management [1]	6,819	107	79
Credit Risk Products	85	--	--
Corporate Group	21,415	20,792	18,873
Consolidated Depreciation and Amortization	$ 45,099	$ 45,395	$ 43,795
Depreciation and Amortization of Consolidated Partnerships	$ 33,094	$ 22,515	$ 10,416

	December 31, 2007	December 31, 2006
IDENTIFIABLE ASSETS		
Affordable Housing	$ 1,385,902	$2,866,346
Commercial Real Estate [1]	410,440	390,886
Portfolio Management [1]	12,136	13,754
Credit Risk Products	102,044	52,337
Consolidated partnerships [2]	7,408,241	6,046,429
Corporate Group	672,589	794,074
Elimination of intersegment balances	(499,764)	(475,855)
Consolidated Identifiable Assets	$ 9,491,588	$9,687,971

(1) *Includes Centerline Investors as of August 2006.*
(2) *Includes funds sponsored by Centerline Investors as of August 2006.*
(3) *2007 includes $92.4 million of costs related to the re-securitization of our mortgage revenue bonds to Freddie Mac.*
(4) *Represents the net difference between fees received at the time of a transaction that are recognized immediately for CAD but are deferred and recognized over time for GAAP accounting (i.e.: fund sponsorship fees recognized over the relevant service periods) or upon a later event (such as mortgage origination fees recognized upon settlement of a loan sale).*
(5) *Represents the adjustment for amortization of bond discounts or premiums that are recognized immediately for CAD but are deferred and recognized over time for GAAP accounting, as well as the difference between actual interest income received and income recognized under the effective yield method.*
(6) *Represents non-cash gain recognized on sale of mortgage loans when MSRs are retained and gains on sales of mortgage revenue bonds. This does not include the costs associated with the re-securitization of our mortgage revenue bonds to Freddie Mac as described in (3) above.*
(7) *Represents the difference between the tax benefit recorded and the net cash amount we expect to pay or receive in relation to the current period.*
(8) *Represents the add-back of amortization of costs recognized for share-based compensation and non-cash compensation related to fund earnings.*
(9) *Represents the difference between actual distributions to SCU, SMU and SCI holders (which is based on the common share distribution rate) and accounting allocation of earnings, which is based on the represented portion of combined common, CRA and subsidiary equity in allocating GAAP net income.*
(10) *Represents the difference between equity income recorded in accordance with GAAP and cash dividends received.*

NOTE 25 – COMMITMENTS AND CONTINGENCIES

PRS/CRG/ERC

PRS/ CRG

PRS Companies ("PRS") and Capital Realty Group ("CRG") were sponsors of certain property partnerships for which we held mortgage revenue bonds and/or to which investment funds we sponsor have contributed equity. A construction affiliate of PRS served as general contractor for most of these partnerships. Due to financial difficulties experienced by PRS and its construction affiliate, we ceased our business dealings with PRS and acquired the general partner interest in certain partnerships sponsored by PRS as part of agreements reached in April 2005 (the "PRS Partnerships"). There were two additional projects for which the PRS construction affiliate was general contractor (the "GCG Partnerships") for which the general partner interest owned by PRS or an affiliate were transferred to us at the same time.

Likewise, we entered into agreements in April of 2005 with CRG with respect to certain partnerships in which CRG served as sponsor (the "CRG Partnerships"). The PRS financial difficulties created construction finance shortfalls that created liquidity problems for these partnerships as well. In December of 2006, we entered into an additional agreement with CRG to transfer to us the general partner interests held by CRG in four additional properties. This agreement included the termination of certain rights retained by CRG with respect to the CRG Partnerships in the 2005 Agreements and we have ceased our business dealings with CRG.

The PRS Partnerships, GCG Partnerships, and CRG Partnerships are set out in the table below.

In August 2007, we entered into a letter of intent for a developer to acquire the general partnership interests in nine of the PRS partnerships located in Atlanta, Georgia. Under the proposed arrangement, the acquirer will manage the projects, and we will fund a fixed amount of advances, after which we will jointly fund any required advances with the acquirer. We will also jointly share fees and cash flow payable to the general partners of the projects. We anticipate that the general partner interests in the projects will be sold in the first quarter of 2008.

ERC

To protect our interests in properties for which we had provided debt or equity financing, in October 2006 we reached an agreement with ERC, Inc. (a developer) to acquire its general partner interests in partnerships it had sponsored. Those partnerships are also summarized in the table below.

We have advanced funds to the partnerships after the takeover to cover operating costs until the properties achieve stabilization. Future equity payments, and proceeds from the sale of the general partner interests due from these partnerships will help offset the advances.

In October 2007, we entered into letters of intent to sell the general partner interests in 17 of the ERC partnerships to a developer. If the transactions close, the developer will acquire six of the general partner interests for $3.4 million and the remaining 11 general partner interests for a specified multiple of cash flow as the properties stabilize during a three-year period. We will jointly fund property deficits with the acquirer up to specified maximum amounts.

Summary of Impact

In the first quarter of 2007, we reassessed our strategy with respect to the ultimate recovery of our investments in these properties. We have undertaken an initiative to determine the most advantageous strategy for recovery on the mortgage revenue bonds. The strategies to be followed for individual bonds may involve a change in our planned holding period of the asset or the level of additional funding we may provide, if any. The initial assessment of four of the mortgage revenue bonds caused us to recognize an impairment charge of $13.7 million in the first quarter of 2007 (see Note 6) due in part to the revision of the estimated level and timing of cash flows for the valuation of the properties. In connection with that determination, management concluded that advances made to our sponsored funds in connection with those underlying properties may not be fully recoverable and we recorded a reserve of $5.6 million in 2007.

The partnerships are summarized as follows:

	Number	Centerline Capital Sponsored Fund is Equity Partner	Included in Credit Intermediated Funds	Centerline Holds GP Interest	Third Parties Provided Equity
PRS PARTNERSHIPS					
Lease-Up	11	6	4	6	5
Stabilized	2	--	--	--	2
Subtotal	13	6	4	6	7
CRG PARTNERSHIPS					
Stabilized	3	3	3	--	--
Lease-Up	4	4	2	3	--
Rehab	1	1	1	1	--
Construction	1	1	--	--	--
Subtotal	9	9	6	4	--
GCG PARTNERSHIPS					
Lease-Up	2	2	1	--	--
Subtotal	2	2	1	--	--
ERC PARTNERSHIP					
Construction	1	1	1	1	--
Lease-Up	13	13	12	13	--
Stabilized	4	4	3	4	--
Subtotal	18	18	16	18	--
Total	42	35	27	28	7

Our potential exposure falls into three categories as follows:

Cash required to bring the properties to break-even operation – As of December 31, 2007, advances outstanding totaled $36.0 million, net of the reserve described above. These advances, and additional loans, are assessed periodically for collectability. At present, we do not anticipate that any of the remaining advances would require a charge to expense, although as the strategy with respect to any property is implemented, circumstances may require a change in that outlook.

The current marketing plan is to sell the general partner interests in the above referenced assets over the course of the next twelve months. The assets continue to be actively managed to minimize the necessary cash flow outlays and maximize the performance of each asset. Letters of intent for the purchase of most of the general partner interests are in place and it is anticipated that the properties will, in the aggregate, require $10.6 million of additional cash over the next 24 months to fund deficit cash flow at the property level. The 24 month funding horizon includes up to 12 months of marketing through the ultimate sale date and an additional 12 months of required funding with the future general partners as part of the agreement to bring the properties toward stabilization.

Potential cost to provide specified yields – As noted in the table above, 27 of the partnerships are included in credit intermediated funds for which we are obligated to provide specified yields. As construction delays are likely to reduce the expected yields of the properties themselves, performance of the funds is likely to be impacted as well. The obligations, however, provide for expected yields on pools of properties, some of which are performing above expected levels and the funds themselves often provide for adjustors that may mitigate the negative impact that would arise from the construction delays over the guarantee period covered by the agreements. Our current estimate given these factors, and assuming that the property level partnerships meet their obligations under existing partnership agreements, is that no exposure under these agreements is probable at this time.

There can be no assurance that a bankruptcy by or against PRS or its affiliates or against ERC may not give rise to additional claims concerning these partnerships.

Forward Transactions

At December 31, 2007, our Commercial Real Estate subsidiaries had forward commitments under Fannie Mae and Freddie Mac programs of $279.1 million for mortgages to be funded through October 2010, and each lending commitment has an associated sale commitment. In addition, those subsidiaries had commitments to sell mortgages totaling $103.9 million. Of this amount, $90.7 million was funded as of December 31, 2007, and is included in "Investments - Other" as "Mortgage loans held for sale" on the Consolidated Balance Sheet. The balance of $13.2 million is to be funded in 2008.

Additionally, we have certain mortgage revenue bonds that we fund on an as needed basis. The remaining balance to be funded on these drawdown bonds is $1.1 million at December 31, 2007.

Mortgage Loan Loss Sharing Agreements

Pursuant to a master loss sharing agreement under the Fannie Mae DUS program, we assume responsibility for a portion of any loss that may result from borrower defaults, based on Fannie Mae loss sharing formulas. At December 31, 2007, a significant proportion of our loans sold to Fannie Mae consisted of Level I loans, meaning, in most cases, that we are responsible for the first 5% of the unpaid principal balance and a portion of any additional losses to a maximum of 20% of the original principal balance; Fannie Mae bears any remaining loss. Pursuant to this agreement, we are responsible for funding 100% of mortgagor delinquency (principal and interest) and servicing (taxes, insurance and foreclosure costs) advances until the amounts advanced exceed 5% of the unpaid principal balance at the date of default. Thereafter, we may request interim loss sharing adjustments which allow us to fund 25% of such advances until final settlement under the agreement.

We also participate in loss sharing transactions under Freddie Mac's DUI program whereby we originate loans that are purchased by Freddie Mac. Under the terms of our master agreement with Freddie Mac, we are obligated to reimburse Freddie Mac for a portion of any loss that may result from borrower defaults on DUI transactions. For such loans, if a default occurs, our share of the standard loss will be the first 5% of the unpaid principal balance and 25% of the next 20% of the remaining unpaid principal balance to a maximum of 10% of the unpaid principal balance. The loss on a defaulted loan is calculated as the unpaid principal amount due, unpaid interest due and default resolutions costs (taxes, insurance, operation and foreclosure costs) less recoveries.

Our maximum exposure at December 31, 2007, pursuant to these agreements, was $834.7 million (representing what we would owe in accordance with the loss sharing percentages with Fannie Mae and Freddie Mac described above if every loan defaulted and losses were incurred in amounts equal to or greater than these levels for which we are responsible), although this amount is not indicative of our actual potential losses. We maintain an allowance for loan losses for loans originated under these product lines at a level that, in management's judgment, is adequate to provide for estimated losses. At December 31, 2007, that reserve was $13.1 million, which represents our estimate of potential losses as of that date.

As of December 31, 2007, we maintained collateral consisting of commercial paper and Fannie Mae and Freddie Mac securities of $9.1 million and a money market account of $2.0 million, which is included in restricted cash in the Consolidated Balance Sheet, to satisfy the Fannie Mae collateral requirements of $10.9 million.

We are also required by the master agreement with Freddie Mac to provide a letter of credit in the amount of 8% of the original principal balance as collateral security for payment of the reimbursement obligation. A reimbursement agreement with the Bank of America to provide a master letter of credit covering the collateral requirement up to $8.0 million covers this letter of credit requirement. At December 31, 2007, commitments under this reimbursement agreement totaled $8.0 million.

YIELD TRANSACTIONS

We have entered into several credit intermediation agreements with either Natixis or Merrill Lynch & Co., Inc. ("Merrill Lynch") (each a "Primary Intermediator") to provide agreed-upon rates of return for pools of multifamily properties to funds sponsored by CAHA. In return, we have or will receive fees, generally at the start of each credit intermediation period. There are a total of 19 outstanding agreements to provide the specified returns:

- through the construction and lease-up phases of the properties;
- for the period from the completion of the construction and lease-up phases through the operating phase of the properties; or
- covering both periods.

Total potential exposure pursuant to these transactions is $1.5 billion, assuming the funds achieve no return whatsoever. We have analyzed the expected operations of the underlying properties and believe there is no risk of loss at this time, as we have never yet been called upon to make payments under these agreements. Should our analysis of risk of loss change in the future, a provision for possible losses might be required pursuant to SFAS No. 5, Accounting for Contingencies. The fair value of these obligations, representing the deferral of the fee income over the obligation periods, was $44.3 million as of December 31, 2007. This amount is included in "deferred revenues" within "Accounts payable, accrued expenses and other liabilities" on our Consolidated Balance Sheet. Refer also to PRS/CRG/ERC above, regarding potential exposure under existing obligations.

OTHER CONTINGENT LIABILITIES

We have entered into several transactions pursuant to the terms of which we will provide credit support to construction lenders for project completion and Fannie Mae conversion. In some instances, we have also agreed to acquire subordinated bonds to the extent the construction period bonds do not fully convert. In some instances, we also provide payment, operating deficit, recapture and replacement reserve guarantees as business requirements for developers to obtain construction financing. Our maximum aggregate exposure relating to these transactions was $199.2 million as of December 31, 2007. The fair value of these obligations, representing the deferral of the fee income over the obligation periods, was $0.7 million as of December 31, 2007. To date, we have had minimal exposure to losses under these transactions and anticipate no material liquidity requirements in satisfaction of any guarantee issued.

At December 31, 2007, we had no unused letters of credit as described in Mortgage Loan Loss Sharing Agreements above.

Centerline Financial has entered into three credit intermediation agreements to provide for monthly principal and interest debt service payments for debt owed by property partnerships only to the extent there is a shortfall payment from the underlying property. In return, we receive fees monthly based on a fixed rate until the expiration of the agreements which occur in 2009 and 2023. Total potential exposure pursuant to these transactions is $44.0 million as well as monthly interest obligations, assuming the bonds default and cannot be sold. The recourse upon default would be to acquire the bond and foreclose on the underlying property at which point the property would either be rehabilitated or sold. The fair value of the obligation, representing the deferral of the fee income over the obligation period, was $1.2 million as of December 31, 2007. This amount is included in "Deferred revenues" within "Accounts payable, accrued expenses and other liabilities" on our Consolidated Balance Sheet.

Legal Contingencies

We are subject to routine litigation and administrative proceedings arising in the ordinary course of business.

Putative Class and Derivative Actions

Through February 29, 2008, we and our trustees have been named as defendants in twelve shareholder putative class and/or derivative actions arising out of our announcements that (i) we have taken steps to transition our business to more of a fund manager and in connection with such action intend to reduce the dividend payable on our common shares from that which has been paid in prior years and (ii) we committed to sell an 11% Convertible Preferred Stock to The Related Companies LP (see Note 27). Six of these cases are putative class actions pending in federal court in New York that assert claims under the federal securities laws. The other six cases are primarily derivative actions, although some purport also to assert class claims, arising under state law. Each of the actions is summarized below.

Federal Securities Cases

On January 18, 2008, the first of the federal securities putative class actions was filed against us and certain of our officers and trustees in the United States District Court for the Southern District of New York. Thereafter, five other, essentially duplicative putative class actions were also filed in the same court. The complaint in each case asserts that we and other defendants allegedly violated federal securities law by failing to disclose in a timely fashion our recently announced transaction with Freddie Mac. Each complaint seeks an unspecified amount of compensatory damages and other relief. After March 18, 2008, the court will designate a lead plaintiff for these cases and we expect that thereafter all six lawsuits will be consolidated into a single action. We intend to defend vigorously the claims that have been asserted against us and our officers and trustees. The federal lawsuits are:

- On January 18, 2008, Goldstein v. Centerline Holding Company, et al., No. 08 CV 00505, was filed against us and against certain of our officers and trustees in the United States District Court for the Southern District of New York;

- On January 31, 2008, Frank v. Centerline Holding Company, et al., No. 08 CV 01026, was filed against us and certain of our officers and trustees in the United States District Court for the Southern District of New York;

- On February 4, 2008, Weinrib v. Centerline Holding Company, et al., No. 08 CV 01158, was filed against us and certain of our officers and trustees in the United States District Court for the Southern District of New York;

- On February 11, 2008, Lyons v. Centerline Holding Company, et al., No. 08 CV 01458, was filed against us and certain of our officers and trustees in the United States District Court for the Southern District of New York; and

- On February 15, 2008, Dechter v. Centerline Holding Company, et al., No. 08 CV 01593, was filed against us and certain of our officers and trustees in the United States District Court for the Southern District of New York.

- On February 26, 2008, Quill v. Centerline Holding Co., Inc, et al., No. 08 CV 01902, was filed against us and certain of our officers and trustees in the United States District Court for the Southern District of New York.

Derivative Lawsuits

On January 15, 2008, the first of the state law cases, a putative class and derivative action, entitled Off v. Ross, CA No. 3468-VCP, was filed against us, our Board of Trustees and The Related Companies, L.P. in the Delaware Court of Chancery. The lawsuit concerns our sale of a new issue of convertible preferred stock to an affiliate of The Related Companies, L.P. The lawsuit alleges claims for breach of fiduciary duty against the Trustees and seeks an unspecified amount of compensatory damages from them as well as injunctive relief against all defendants. Thereafter, five other derivative lawsuits asserting the same or similar claims were filed in state and federal courts in New York and in the Delaware Chancery Court. Two of these later-filed actions also allege that the trustees breached their fiduciary duties to us by allegedly violating the federal securities laws (as alleged in the federal securities lawsuits described above). We are named solely as a nominal defendant in all six derivative actions and no monetary relief is sought against us in any of those cases. The five derivative actions filed subsequent to the Off case are:

- On January 18, 2008, Kramer v. Ross, et al., Index. No. 100861-08, was filed against us and our board of trustees, in New York County Supreme Court;

- On January 25, 2008, Carfagno v. Schnitzer, et al., No. 08 CV 00912, was filed against us and our board of trustees in the United States District Court for the Southern District of New York;

- On January 30, 2008, Ciszerk v. Ross, et al., CA No. 3511, was filed against us, our board of trustees and The Related Companies, L.P. in the Delaware Court of Chancery;

- On February 22, 2008, Kanter v. Ross, et al., 08 Civ. 01827, was filed against us, our board of trustees and The Related Companies, L.P. in the United States District Court for the Southern District of New York; and

- On February 27, 2008, Broy v. Centerline Holding Company et al., No. 08 CV 01971, was filed against us and certain of our officers and trustees in the United States District Court for the Southern District of New York.

We have negotiated a settlement with the plaintiff in the Off case based on the rights offering which we have previously announced (see Notes 17 and 27) and which is subject to court approval. We believe that the settlement in Off will also resolve the similar claims that have been asserted in several of the other derivative lawsuits. If the court does not approve the settlement in Off, and/or to the extent that the Off settlement does not resolve all of the claims in the other cases, the defendants intend to defend themselves vigorously in all of the lawsuits.

In addition, the outside members of the Board of Trustees have received a letter from one of our purported shareholders demanding that they investigate potential claims against our officers and others arising out of the allegations asserted in the federal securities litigation. The Board will consider the letter at its next regularly scheduled meeting.

Other

Claims have been asserted against our subsidiaries in two separate but interrelated lawsuits relating to two properties for which we have provided debt and equity financing, but associated with the same developers. The lawsuits allege, among other things:

- breach of fiduciary duty;
- breach of the implied covenant of good faith and fair dealing;
- intentional misrepresentation, fraud and deceit;
- negligent misrepresentation; and
- tortious interference with contracts.

One of the lawsuits, which was originally filed in Pierce County Superior Court, and thereafter transferred to King County Superior Court, in the State of Washington, is entitled *Silverwood Alliance Apartments, LLC, et al. v. Affordable Housing Partnership Alliance LLC, et al.*, Case No. 06-2-40705-9SEA. Silverwood involves a counterclaim for unspecified damages. The other lawsuit, also was originally filed in Pierce County Superior Court in the State of Washington and thereafter was removed to the United States District Court for the Western District of Washington, is entitled Viewcrest Bremerton, LLC v. Related Capital Housing Partnership I, L.P. - Series 3, et al., Case No. C06-5459RSM. Viewcrest alleges damages of at least $10 - 15 million against our subsidiaries. Silverwood is currently scheduled for trial in June 2008. Viewcrest does not currently have a scheduled trial date. The parties have engaged in discovery and have entered into settlement discussions seeking a global resolution of all of these disputes. If such a settlement cannot be achieved, we intend to defend vigorously against the claims. We are unable at the present time to estimate what potential losses, if any, may arise in connection with this litigation.

Funding Commitments

CUC

Our membership interest in CUC (see Note 22) includes a co-investment obligation amounting to 2.5% of capital invested. Based upon the current funding limit of CUC, our remaining commitment as of December 31, 2007, was $1.0 million.

Investments in CMBS and High-Yield Debt Fund Partnerships

We participate as co-investor in the CMBS and High-Yield Debt Fund Partnerships we sponsor (see Note 23). As of December 31, 2007, our remaining unfunded capital commitments were $11.8 million.

Lease Obligations

The future minimum payments and income from subleases for operating leases as of December 31, 2007, were as follows:

(in thousands)	Minimum lease payments	Sublease income	Net minimum lease payments
Year Ending December 31,			
2008	$ 8,688	$(1,359)	$ 7,329
2009	8,297	(1,221)	7,076
2010	8,720	(1,293)	7,427
2011	7,559	(1,317)	6,242
2012	6,854	(1,317)	5,537
Thereafter	31,444	(302)	31,142
Total	$71,562	$(6,809)	$64,753

We recorded rent expense of $8.9 million in 2007, $8.9 million in 2006 and $8.4 million in 2005.

NOTE 26 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2007 Quarter Ended			
	March 31[2]	June 30	September 30	December 31[3]
Total revenues	$ 117,165	$ 135,064	$ 158,351	$ 162,347
(Loss) income before income taxes	$ (17,691)	$ 4,667	$ 9,081	$ (51,678)
Net (loss) income	$ (14,745)	$ 4,980	$ 10,640	$ (61,003)
Net (loss) income per share[1]				
Basic	$ (0.27)	$ 0.07	$ 0.17	$ (1.15)
Diluted	$ (0.27)	$ 0.06	$ 0.16	$ (1.15)
Weighted average shares outstanding				
Basic	57,957	57,219	56,582	56,959
Diluted	57,957	58,690	57,736	56,959

	2006 Quarter Ended			
	March 31	June 30	September 30[4]	December 31
Total revenues	$ 72,139	$ 79,231	$ 107,947	$ 127,942
Income before income taxes	$ 11,738	$ 3,843	$ 21,804	$ 10,401
Net income	$ 14,657	$ 4,248	$ 14,571	$ 7,818
Net income per share[1]				
Basic	$ 0.23	$ 0.05	$ 0.23	$ 0.11
Diluted	$ 0.23	$ 0.05	$ 0.23	$ 0.11
Weighted average shares outstanding				
Basic	58,578	58,639	58,015	57,878
Diluted	58,895	58,919	58,396	58,458

(1) The total for the year may differ from the sum of the quarters as a result of weighting.
(2) Includes $16.4 million of mortgage revenue bond impairment charges.
(3) In December 2007, the re-securitization of our mortgage revenue bonds was accounted for as a sale, resulting in a loss of $55.4 million ($77.9 million before minority interest allocations).
(4) Includes Centerline Investors beginning in August 2006.

NOTE 27 – SUBSEQUENT EVENTS

11.0% Preferred Shares

In January 2008, we issued 11.2 million 11.0% Cumulative Convertible Preferred Shares, Series A-1 ("11.0% Preferred Shares") in a private placement. The entire issue was purchased by an affiliate of TRCLP. The shares have a liquidation preference of $11.70 per share, are convertible into 12.2 million common shares and are entitled to voting rights as if converted into common shares. In January 2008, we announced a rights offering that entitles shareholders to purchase these shares from the TRCLP affiliate, and the TRCLP affiliate will retain any shares not purchased as part of the rights offering.

Legal Matters

In January 2008, the first of several federal and state arising out of our announcements that (i) we have taken steps to transition our business to more of a fund manager and in connection with such action intend to reduce the dividend payable on our common shares from that which has been paid in prior years and (ii) we committed to sell an 11% Convertible Preferred Stock to an affiliate of TRCLP. For more information, see Note 25.

Purchases from AMAC

In January and February 2008, CRESS purchased investments from AMAC for $55.0 million (see Note 22).

Redeemable Securities

Effective January 1, 2008, we entered into option agreements with holders of 0.4 million of our Convertible CRA shares and 80,000 of our 4.4% Convertible CRA Preferred Shares to allow redemption on terms similar to options executed in December 2007. See Notes 16 and 17.

Management's Report on the Effectiveness of Internal Control over Financial Reporting

The management of Centerline Holding Company and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Trustees regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Centerline management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework. Based upon our assessment we believe that, as of December 31, 2007, our internal control over financial reporting is effective in accordance with those criteria.

Deloitte & Touche LLP, our independent registered public accounting firm, have issued an audit report on the Company's internal control over financial reporting, which appears on page 65 and which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007.

Marc D. Schnitzer
Chief Executive Officer
March 5, 2008

Robert L. Levy
Chief Financial Officer
March 5, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
Centerline Holding Company
New York, New York

We have audited the accompanying consolidated balance sheets of Centerline Holding Company and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Centerline Holding Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 20 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, in 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New York, New York
March 5, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
Centerline Holding Company
New York, New York

We have audited the internal control over financial reporting of Centerline Holding Company and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on the Effectiveness of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and our report dated March 5, 2008 expressed an unqualified opinion on those consolidated financial statements, and includes an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, in 2007.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New York, New York
March 5, 2008

Centerline Holding Company

management's discussion and analysis of financial condition and results of operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Centerline Holding Company. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes.

Forward-Looking Statements

This MD&A contains forward-looking statements. These forward-looking statements are not historical facts, but rather our beliefs and expectations and are based on our current expectations, estimates, projections, beliefs and assumptions about our Company and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Some of these risks include, among other things:

- adverse changes in real estate markets general economic and business conditions;
- adverse changes in credit markets and risks related to the form and structure of our financing arrangements;
- our ability to generate new income sources, raise capital for investment funds and maintain business relationships with providers and users of capital;
- changes in applicable laws and regulations;
- our tax treatment, the tax treatment of our subsidiaries and the tax treatment of our investments;
- competition with other companies;
- risk of loss from direct and indirect investments in CMBS and CDOs;
- risk of loss under mortgage banking loss sharing agreements; and
- risks associated with providing credit intermediation.

We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this annual report on Form 10-K.

OVERVIEW

We are an alternative asset manager with a core focus on real estate and more than $11.9 billion of assets under management as of December 31, 2007. Our consolidated results since 2005 reflect our transformation from direct investing towards growing our business through fund and asset management, while 2007 results were hampered by general economic conditions in the latter half of the year.

We manage our operations through four reportable operating segments and two segments not involved in direct operations. Our four operating segments are:

1. Affordable Housing, which brings together the users and providers of debt and equity capital to the affordable multifamily rental housing industry;

2. Commercial Real Estate, which provides a broad spectrum of financing and investment products for multifamily, office, retail, industrial, mixed-use and other properties;

3. Portfolio Management, which comprises activities for monitoring, managing and servicing the Affordable Housing and Commercial Real Estate assets we own, for funds we manage, and for third parties; and

4. Credit Risk Products, which provides credit intermediation, through our subsidiaries, to affordable housing debt and equity products. Through this segment, we also invest in syndicated corporate debt.

Our two additional segments are Consolidated Partnerships, which includes those entities we are required to consolidate in accordance with various accounting pronouncements, and our Corporate segment.

Significant events during 2007 include:

Market Conditions

- Disruption in credit markets, specifically with respect to CDO financing, repurchase financing for investments such as CMBS and commercial real estate lending, impacted our Commercial Real Estate Group throughout the latter half of 2007;

- Such disruption made credit generally less available and more costly across all of our business lines. This impacted the spread we earned in the Affordable Housing bond investing business and increased our general cost of doing business;

- Changes in interest rates led to significant declines in the fair value of our interest rate swaps and widening credit spreads led to significant declines in the values of CMBS investments we hold or the funds we manage hold.

Affordable Housing

- The re-securitization of our tax-exempt affordable housing bond portfolio with Freddie Mac in December 2007, which for accounting purposes was principally treated as a sale; and

- Raising gross equity of $1.2 billion in 16 LIHTC funds ($1.2 billion in 15 LIHTC funds in 2006).

Commercial Real Estate

- The launch of our third high-yield CMBS Fund in August with committed capital of $585.3 million as of December 31, 2007;

- An increase in capital commitments of $178.6 million in our High-Yield Debt Fund Partnership;

- The origination of over $1.7 billion of commercial mortgage loans for our investor partners; and

- The pricing and closing of a $986.0 million CDO offering in one of our CMBS Fund Partnerships.

Portfolio Management

- An increase in our primary loan servicing portfolio to $30.7 billion.

Credit Risk Products

- The achievement of AAA counterparty rating from S&P for our Centerline Financial subsidiary, which will allow us to expand our ability to offer credit intermediation to third parties.

During 2008, we expect our revenue composition to be principally comprised of investment management fees (e.g., fund sponsorship, asset management, servicing and incentive fees) and transactional fees (e.g., origination fees, credit intermediation fees) and, to a lesser extent, income from investments we hold for our own account. In 2007 and prior, mortgage revenue bond interest income was the most significant component of revenue. In addition, strategic initiatives for 2008 include:

1. the growth of assets under management from our current base of $11.9 billion through raising funds for our Commercial Real Estate debt and equity funds, our Affordable Housing funds, new mortgage revenue bond investments and syndicated corporate debt investments;

2. growth in our credit intermediation business to third parties following the AAA counterparty rating received in 2007; and

3. reduction of our debt.

Profitability

Through 2007, we utilized cash available for distribution ("CAD") as a financial metric with respect to allocation of resources, employee compensation, and compliance with certain covenants. Beginning in the first quarter of 2008, we will no longer utilize CAD for internal purposes or as a condition of any financial covenant, and, therefore we will no longer report it as a performance metric. Instead, the Company will report adjusted earnings per share ("Adjusted EPS") which we define as earnings per share computed pursuant to generally accepted accounting principles ("GAAP") and adjusted for non-cash amortization of acquired intangible assets and acquisition related, share-based compensation. There is no generally accepted accounting method for computing CAD or Adjusted EPS and our computation may not be comparable to similar measurements reported by other companies. For further information see Note 24 to our consolidated financial statements.

(dollars in thousands, except per share amounts)	2007	2006	2005
CAD including costs of re-securitization transaction	$ 5,864	$ 111,030	$ 114,710
CAD excluding costs of re-securitization transaction	$ 94,894	$ 111,030	$ 114,710
Net (loss) income	$ (60,128)	$ 41,294	$ 59,014
Amortization of acquired intangible assets	22,238	16,912	38,774
Acquisition related, share-based compensation	15,091	9,242	3,307
Adjusted net (loss) income	$ (22,799)	$ 67,448	$ 101,095
Loss on re-securitization of mortgage revenue bonds (net of minority interest impact)	(55,376)	--	--
Adjusted net income excluding net loss on re-securitization of mortgage revenue bonds	$ 32,577	$ 67,448	$ 101,095
Adjusted EPS (diluted)	$ (0.54)	$ 1.07	$ 1.70
Adjusted EPS (diluted) excluding loss on re-securitization of mortgage revenue bonds	$ 0.43	$ 1.07	$ 1.70

Our consolidated results since 2005 reflect our ongoing business transformation as an alternative asset manager, as well as the following items impacting comparability:

- The December 2007 re-securitization of our mortgage revenue bonds resulting in a loss of $55.4 million ($77.9 million before minority interest allocations) included within the net loss (or $0.97 per share) and $89.0 million included within CAD (see also Note 4 to the consolidated financial statements);

- The acquisition of Centerline Investors in August 2006 resulting in a full year of operations in 2007 for this business as compared to only 4.5 months of operations included in the 2006 year;

- The 2006 period included the gain on termination of the Capri Capital Advisors LLC ("CCA") loan of $6.9 million; and

- The 2006 period included non-recurring costs of $12.2 million relating to corporate initiatives primarily related to the launch of Centerline Financial.

We recorded a net loss for the 2007 period as compared to net income in the 2006 period. Much of the current year loss was due to:

- the December 2007 re-securitization of our mortgage revenue bonds resulting in a loss of $55.4 million ($77.9 million before minority interest allocations) included within the net loss (see also Note 4 to the consolidated financial statements);

- impairment charges of $19.9 million (primarily in the first quarter of 2007) recognized on mortgage revenue bonds and a charge to reserve against associated receivables;

- a non-cash impairment charge of $7.2 million associated with an intangible asset related to AMAC;

- non-cash expenses of $17.2 million recorded for the decline in fair value of interest rate derivatives;

- non-cash costs stemming from the acquisition of Centerline Investors, such as amortization of restricted shares awarded in connection with the transaction and amortization of intangible assets acquired;

- reduced margins in several of our businesses; and

- severance costs of $3.8 million.

The decline in net income in 2006 as compared to 2005 resulted from a tax charge to record a valuation allowance against deferred tax assets. This charge more than offset increased pre-tax income that resulted from:

- an $9.2 million increase in interest income and $3.8 million of servicing fee income following our acquisition of Centerline Investors (formerly ARCap Investors) and the $15.3 million of equity income earned from our co-investments in the CMBS and High-Yield Debt Fund Partnerships it sponsored; and

- a $6.9 million gain on the repayment of a loan to we had made to CCA.

These factors more than offset an increase in interest, general and administrative expenses resulting from the acquisition. While we recorded a $2.6 million charge in 2006 to write off intangible assets of a subsidiary we recorded a $22.6 million charge in 2005 related to the discontinuance of a trade name

CONSOLIDATED RESULTS

Our summary consolidated results of operations are presented below for the years ended December 31, 2007, 2006 and 2005:

(in thousands)	2007	% of Revenues	2006	% of Revenues	2005	% of Revenues	% Change 2007 vs. 2006	% Change 2006 vs. 2005
Revenues	$ 572,927	100.0%	$ 387,259	100.0%	$ 295,097	100.0%	47.9%	31.2%
Expenses	632,303	110.3	460,647	119.0	351,658	119.2	37.3	31.0
Other items (1)	3,755	0.7	121,174	31.3	86,998	29.5	(96.9)	39.3
(Loss) income before income taxes:								
(Loss) income subject to tax	(36,337)	(6.3)	(31,555)	(8.1)	(48,872)	(16.6)	(15.2)	(35.4)
(Loss) income not subject to tax	(19,284)	(3.4)	79,341	20.5	79,309	26.9	(124.3)	--
	(55,621)	(9.7)	47,786	12.3	30,437	10.3	(216.4)	57.0
Income tax (provision) benefit	(4,507)	(0.8)	(6,492)	(1.7)	28,577	9.7	(30.6)	(122.7)
Net (loss) income	(60,128)	(10.5)	41,294	10.7	59,014	20.0	(245.6)	(30.0)

(1) *2007 includes the $77.9 million loss on the re-securitization of our mortgage revenue bond portfolio.*

REVENUES

The following table presents our revenues for the years ended December 31, 2007, 2006 and 2005:

(in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Mortgage revenue bond interest income	$ 150,609	$ 156,500	(3.8)%	$ 146,024	7.2%
Other interest income	58,988	34,159	72.7	16,162	111.4
Fee income	94,290	90,946	3.7	90,047	1.0
Other revenues	11,019	15,998	(31.1)	14,908	7.3
Subtotal	314,906	297,603	5.8	267,141	11.4
Revenues of LIHTC Fund and Property Partnerships	76,645	48,338	58.6	27,956	72.9
Revenues of CMBS and High-Yield Debt Fund Partnerships	181,376	41,318	339.0	--	--
Total revenues	$ 572,927	$ 387,259	47.9%	$ 295,097	31.2%

The growth in revenues in both 2007 and 2006 is attributable to:

- Growth in revenues of Consolidated Partnerships of $168.4 million and $61.7 million in 2007 and 2006, respectively reflective of the increases in assets under management for both our Affordable Housing segment and Commercial Real Estate segment;

- Increase in revenues of our operating segments due to acquisition of Centerline Investors of $40.8 million and $14.7 million in 2007 and 2006, respectively; and

- Increase in interest income from investments, cash collateral balances and cash escrows in our Commercial Real Estate and Portfolio Management segments, largely in part due to the acquisition of Centerline Investors.

Adjusting to include Centerline Investors' revenues for all periods, revenues would have increased 20.5% in 2007 and 11.9% in 2006.

Detailed discussion of revenues is included in *Results by Segment* later in this section.

Expenses

The following table presents our expenses for the years ended December 31, 2007, 2006 and 2005:

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Interest expense	$ 145,236	$ 97,853	48.4%	$ 57,098	71.4%
Interest expense – preferred shares of subsidiary	18,898	18,898	--	18,898	--
Salaries and benefits	116,764	94,916	23.0	68,983	37.6
Other general and administrative	65,720	65,870	(0.2)	56,412	16.8
Subtotal	182,484	160,786	13.5	125,395	28.2
Depreciation and amortization	45,099	45,395	(0.7)	43,795	3.7
Write-off of intangible assets	7,226	2,644	173.3	22,567	(88.3)
Loss on impairment of assets	20,008	5,003	299.9	4,555	9.8
Subtotal before consolidated partnerships	418,951	330,579	26.7	272,308	21.4
Interest expense of consolidated LIHTC Fund and Property Partnerships	19,245	25,989	(25.9)	26,322	(1.3)
Interest expense of consolidated CMBS Fund and High-Yield Debt Fund Partnerships	81,076	21,937	269.6	--	--
	100,321	47,926	109.3	26,322	82.1
Other expenses of consolidated LIHTC Fund and Property Partnerships	106,360	81,704	30.2	53,028	54.1
Other expenses of consolidated CMBS Fund and High-Yield Debt Fund Partnerships	6,671	438	1,423.1	--	--
	113,031	82,142	37.6	53,028	54.9
Subtotal expenses of consolidated partnerships	213,352	130,068	64.0	79,350	63.9
Total expenses	$ 632,303	$ 460,647	37.3%	$ 351,658	31.0%

The increase in costs for each period is attributable to overall growth of our business and other factors. More specifically, significant drivers of costs for the periods presented include:

- Interest Expense – For 2007 and 2006, higher financing costs are due to higher borrowing levels to support expansion of our businesses and general increases in interest rates. The higher borrowing levels reflect the acquisition of Centerline Investors in August 2006. The year ended December 31, 2007, was also impacted by increased volatility related to freestanding derivatives we wrote to third parties and we expect this volatility to continue in 2008;

- Salaries and Benefits – For periods presented, the increase in salaries and benefits is mostly attributable to the acquisition of Centerline Investors in August 2006 and the resultant increase in salary costs, share-based compensation and deferred incentive based compensation as further discussed below under Commercial Real Estate segment results of operations;

- Other general and administrative – Other general and administrative increased as a result of higher infrastructure costs to support the growth of our businesses, including the acquisition of Centerline Investors, in both periods. For 2006, additional expenses were incurred related to the launch of what now comprises our Credit Risk Products segment and growth in professional fees due, in part, to complying with costs related to Sarbanes-Oxley implementation and legal costs related to protecting our interest in certain properties (see Note 25 to the consolidated financial statements);

- Depreciation and amortization – Amortization of MSRs increased in each of 2007 and 2006 as compared to the prior period. In addition, we recognized a retroactive depreciation charge in 2006 for real estate owned;

- Write off of intangible assets – In 2007, we recorded an impairment associated with the partnership service contract asset associated with our management of AMAC. In 2005, management decided to discontinue the use of "Related Capital Company" trade name. The absence of amortization during 2006, related to this write-off, partially offset depreciation and amortization expense discussed above;

- Loss on impairment of assets – The increase for 2007 was principally attributable to a first quarter impairment of mortgage revenue bonds; and

- Consolidated Partnerships - Interest and other expenses of Consolidated Partnerships is principally related to the acquisition of Centerline Investors and includes the consolidation of CMBS Fund Partnerships and the High-Yield Debt Fund Partnership.

In addition to higher borrowings, interest expense over the three year period reflects an increase in the average borrowing rate, resulting primarily from gradual increases in the Securities Industry and Financial Markets Association Municipal Swap Index ("SIFMA") and LIBOR rates over the three year period, following sharp declines in prior years. Interest expense also includes amounts paid and received pursuant to swap agreements as part of our risk management strategy.

(dollars in thousands)	2007	2006	2005
Average borrowing rate	5.3%	4.6%	3.8%
Average borrowings	$2,492,982	$1,992,862	$1,425,953
Average SIFMA rate	3.62%	3.45%	2.45%
Average LIBOR rate	5.25%	5.13%	3.46%
Swap agreements – notional amount at December 31	$ 275,000	$ 725,000	$ 500,000

Subsequent to the re-securitization of our mortgage revenue bonds, our borrowings based on the SIFMA rate are minimal.

The amount reported as "interest expense – preferred shares of subsidiary" represents dividends on the Equity Issuer Trust subsidiary ("Equity Issuer") preferred shares that are subject to mandatory repurchase (see also Other Items below regarding dividends on shares that are not subject to mandatory repurchase). As of December 31, 2007, the preferred shares of Equity Issuer entitle their holders to a claim on certain residual interests acquired in connection with the re-securitization of the Affordable Housing bond portfolio in December 2007, and, for economic purposes, are defeased (see Note 15 to the consolidated financial statements).

OTHER ITEMS

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Equity and other income (loss)	$ (5,165)	$ 1,978	(361.1)%	$ 7,037	(71.9)%
Gain on termination of loan	$ --	$ 6,916	-- %	$ --	-- %
Gain on sale or repayment of mortgage revenue bonds and other assets	1,063	1,120	(5.1)	1,561	(28.3)
Gain on sale or repayment of loans	10,088	10,334	(2.4)	6,501	59.0
Gain on sale or repayment of loans and mortgage revenue bonds	$ 11,151	$ 18,370	(39.3)%	$ 8,062	127.9%
Loss on re-securitization of mortgage revenue bonds	$ (77,903)	$ --	-- %	$ --	-- %
(Income) / loss allocations:					
Preferred shareholders of subsidiary	$ (6,225)	$ (6,225)	-- %	$ (6,225)	-- %
SCUs	$ 23,852	$ (16,131)	(247.9)%	$ (23,091)	(30.1)%
SMUs	296	(102)	(390.2)	(330)	(69.1)
SCI's	313	(80)	(491.3)	--	--
Other minority interests	(350)	219	(259.8)	--	--
Minority interests in subsidiaries, net	$ 24,111	$ (16,094)	(249.8)%	$ (23,421)	(31.3)%
Partners of consolidated partnerships	$ 398,893	$ 401,377	(0.6)%	$ 349,531	14.8%

Other than the non-recurring gain on the repayment on a Commercial Real Estate loan investment in 2006, principal movements included within other items are equity and other income (loss); loss incurred as a result of our re-securitization of our Affordable Housing bond portfolio as of December 2007; and the allocation of gain or loss to minority interest holders.

EQUITY AND OTHER INCOME (LOSS)

Equity and other income (loss) includes income related to entities in which we invest but do not consolidate. This includes our investments in tax advantaged investment vehicles similar to those we sponsor (which often produce equity losses) as well as our equity loss related to our investment in AMAC, which began in May 2007 (see Note 22 to the consolidated financial statements). The loss in 2007 is attributable to equity losses from these investments.

Before we acquired Centerline Investors in August 2006, we had common and preferred interests in the business, which we accounted for under the equity method. The decrease in 2006 compared to 2005 is due to the a full year of income from that investment as compared to the shorter period prior to the acquisition in 2006.

We co-invest in our CMBS and High-Yield Debt Fund Partnerships and earn equity income from those investments, positively affecting our net income by $22.5 million in 2007 compared to $15.3 million in 2006, which represented a partial period from the acquisition date (see further discussion in *Commercial Real Estate* segment discussion below). Since we consolidate these partnerships and eliminate this income in consolidation, these amounts are not displayed in the amounts presented above.

LOSS ON RE-SECURITIZATION OF MORTGAGE REVENUE BONDS

In December 2007, we re-securitized our Affordable Housing bond portfolio which resulted in a loss more fully discussed in the Affordable Housing segment results and in Note 4 to the consolidated financial statements.

ALLOCATION OF LOSS (INCOME)

The income allocation to SCUs, SMUs and SCIs of subsidiaries represents the proportionate share of after-tax income attributable to holders of subsidiary equity as if they were all converted to common shares and therefore fluctuates along with net income. There was no income allocated to SCIs in 2005 as the units were first issued in August 2006 in connection with our Centerline Investors acquisition. "Other" minority interest in 2007 and 2006 principally represents the portion of one of our Credit Risk Products subsidiaries owned by Natixis. As of December 31, 2007, all SMUs had been redeemed.

LOSS ALLOCATED TO PARTNERS OF CONSOLIDATED PARTNERSHIPS

The loss allocation to partners of consolidated partnerships represents the allocation of operating losses of LIHTC Fund and Property Partnerships and the income or losses of CMBS Fund Partnerships and the High-Yield Debt Fund Partnership to outside investors that hold the majority ownership in these partnerships. With respect to the LIHTC Fund Partnerships and LIHTC Property Partnerships, we have an insignificant equity interest or none at all. With respect to the CMBS Fund Partnerships and the High-Yield Debt Partnership, we have ownership of between 5% and 25%.

Income Taxes

A large majority of our pre-tax income was derived from our tax-exempt mortgage revenue bond investing included in our Affordable Housing segment, which were held within flow-through entities. Likewise, the CMBS and High-Yield Debt Fund Partnership businesses which are included in our Commercial Real Estate segment are similarly structured. As such, the income from those businesses does not subject us to income taxes.

LIHTC fund management, the other Commercial Real Estate businesses and our Portfolio Management and Credit Risk Products business, however, are conducted in corporations and are subject to income taxes. Our Corporate Group is also housed in a corporate entity. Because the distributions paid on the minority interests in our corporate subsidiaries effectively provide a tax deduction, as well as other factors within these businesses, they often have losses for book purposes. In 2005, the other factors included the $22.6 million write-off of an intangible asset (see Expenses above and Note 9 to the consolidated financial statements).

We provide for income taxes for these corporate subsidiaries in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The tax benefit disclosed in 2005 relates to the book losses of the taxable businesses and the tax deductible distributions on their subsidiary equity. As the proportion of our pre-tax income contributed by the businesses generating taxable income and losses changes, the resulting tax benefit or provision may appear incongruous with our consolidated income before income taxes, as illustrated in Note 20 to the consolidated financial statements. In 2007 and 2006, a current tax provision is due to higher currently taxable income and in 2006, is coupled with valuation allowances against deferred tax assets. Management determined that, in light of projected taxable losses in the corporate subsidiaries for the foreseeable future, all of the deferred tax assets will likely not be realized and hence a valuation allowance was provided.

As noted above, we recognized an income tax provision in 2007 and 2006 compared to an income tax benefit for 2005. The effective tax rate on a consolidated basis was (8.1)% in 2007, 13.6% in 2006 and (93.9)% in 2005, due to the factors noted above. The effective rate for our corporate subsidiaries that were subject to taxes was (23.4)% in 2007, (20.6)% in 2006 and 58.5% in 2005. See Note 20 to the consolidated financial statements for further information regarding the effective tax rate.

Accounting Changes

The adoption of several accounting pronouncements has affected our consolidated financial statements.

Statement No. 156. As of January 1, 2007, we adopted Statement of Financial Accounting Standards ("SFAS") No. 156, *Accounting for Servicing of Financial Assets* ("SFAS 156"). SFAS 156 amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* ("SFAS 140"), stipulating the accounting for mortgage servicing rights ("MSRs") and requiring that such rights be recorded initially at fair value. SFAS 156 also permits, but does not require, that we may subsequently record MSRs at fair value with changes in fair value recognized in the statement of operations. Alternatively, we may continue to amortize the MSRs over their projected service periods. We elected to continue amortization of our MSRs and, therefore, there was no impact on our consolidated financial statements upon adoption.

FIN No. 48. As of January 1, 2007, we adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 sets a standard for recognizing tax benefits in a company's statement of operations based on a determination whether it is more likely than not that the position would withstand audit, without regard for the likelihood of an audit taking place. Assuming a position meets the "more-likely-than-not" threshold, FIN 48 also prescribes measurement standards requiring determination of how much of the tax position would ultimately be allowed if challenged (see Note 20 regarding the impact of adoption).

Inflation

Inflation did not have a material effect on our results of operations for the periods presented.

Results by Segment

The following table presents segment revenues, expenses and operating income for the three years ended December 31, 2007 in accordance with GAAP. Transactions between segments are accounted for as third-party arrangements for the purposes of presenting segment results of operations. Typical intersegment eliminations include fees earned from Consolidated Partnerships, asset management fees earned by Portfolio Management with respect to assets held by our other segments and intercompany interest. The table below also includes CAD which is further described, and reconciled to net income, in Note 24 to the consolidated financial statements.

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
REVENUES:					
Affordable Housing	$ 282,956	$ 287,686	(1.6)%	$ 263,127	9.3%
Commercial Real Estate	65,893	55,062	19.7	46,513	18.4
Portfolio Management	61,402	35,372	73.6	22,203	59.3
Credit Risk Products	15,748	3,644	332.2	--	--
Corporate	28,314	23,940	18.3	11,345	111.0
Consolidated Partnerships	258,021	89,656	187.8	27,956	220.7
Eliminations	(139,407)	(108,101)	(29.0)	(76,047)	(42.2)
Total revenues	$ 572,927	$ 387,259	47.9%	$ 295,097	31.2%
EXPENSES:					
Affordable Housing	$ 204,388	$ 179,668	13.8%	$ 134,664	33.4%
Commercial Real Estate	118,175	86,115	37.2	63,422	35.8
Portfolio Management	36,048	18,330	96.7	9,636	90.2
Credit Risk Products	12,784	9,508	34.5	--	--
Corporate	109,383	81,186	34.7	93,618	(13.3)
Consolidated Partnerships	293,232	197,789	48.3	128,869	53.5
Eliminations	(141,707)	(111,949)	(26.6)	(78,551)	(42.5)
Total expenses	$ 632,303	$ 460,647	37.3%	$ 351,658	31.0%
OTHER INCOME (LOSS):					
Affordable Housing	$ (78,116)	$ (540)	N/M	$ 5,739	(109.4)%
Commercial Real Estate (1)	28,838	35,605	(19.0)	9,680	267.8
Corporate	--	568	--	(358)	258.7
Consolidated Partnerships (2)	57,786	123,145	(53.1)	101,545	21.3
Eliminations	(22,639)	(15,285)	(48.1)	38	N/M
Total other income	(14,131)	143,493	(109.8)%	$ 116,644	23.0%
INCOME (LOSS) BEFORE OTHER ALLOCATIONS:					
Affordable Housing	$ 452	$ 107,478	(99.6)%	$ 134,202	(19.9)%
Commercial Real Estate	(23,444)	4,552	(615.0)	(7,229)	163.0
Portfolio Management	25,354	17,042	48.8	12,567	35.6
Credit Risk Products	2,964	(5,864)	(150.5)	--	--
Corporate	(81,069)	(56,678)	(43.0)	(82,631)	31.4
Consolidated Partnerships	22,575	15,012	50.4	632	N/M
Eliminations	(20,339)	(11,437)	(77.8)	2,542	(549.9)
Total (loss) income before other allocations	$ (73,507)	$ 70,105	(204.9)%	$ 60,083	16.7%
CAD (3)					
Affordable Housing	$ 118,289	$ 150,327	(21.3)%	$ 182,221	(17.5)%
Commercial Real Estate	23,906	19,704	21.3	9,001	118.9
Portfolio Management	32,145	17,149	87.4	12,646	35.6
Credit Risk Products	14,857	(5,822)	355.2	--	--
Unallocated Corporate Costs	(94,303)	(70,328)	(34.1)	(89,158)	21.1
Consolidated CAD excluding costs of re-securitization transaction	$ 94,894	$ 111,030	(14.5)%	$ 114,710	(3.2)%
Cash costs of re-securitization transaction	(89,030)	--	--	--	--
Consolidated CAD including cash costs of re-securitization transaction	$ 5,864	$ 111,030	(94.7)%	$ 114,710	(3.2)%

(1) Includes equity income of CMBS Fund and High-Yield Debt Fund Partnerships as more fully described below.
(2) Includes losses allocated to partners of consolidated partnerships.
(3) See Note 24 to the consolidated financial statements for a description of CAD and a reconciliation to net income.

Affordable Housing

Revenues

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Mortgage revenue bond interest income	$ 171,722	$ 167,699	2.4%	$ 146,024	14.9%
Other interest income	1,362	1,447	(5.9)	815	77.6
Fee income from fund sponsorship	100,938	108,119	(6.6)	108,188	(0.1)
Expense reimbursements	6,623	7,112	(6.9)	6,495	9.5
Other revenues	2,311	3,309	(30.2)	1,605	106.2
Total revenues	$ 282,956	$ 287,686	(1.6)%	$ 263,127	9.3%

Our Affordable Housing operation principally derives revenues from the following sources:

Interest Income – We recognize mortgage revenue bond interest income using the effective yield method based on the actual coupon rate and the outstanding principal amount of the underlying mortgages, taking into account differences in interest rate during the construction period as compared to balance of the term, premiums and discounts, any fees received in connection with bond originations and the effects of estimated prepayments. Other interest income pertains to loans receivable related to affordable housing properties and the income is also recognized using the effective yield method.

Fee Income – Our LIHTC Fund sponsorship activities generate fees associated with sponsoring tax-credit equity investment funds, for assisting the funds in acquiring assets and for providing specified yields to investors of certain funds. These include:

(i.) Organization, offering and acquisition allowance fees are for reimbursement of costs we incur for organizing LIHTC investment funds and for providing assistance in acquiring the properties to be included in the funds. We recognize the organization, offering and acquisition allowance fee when the investment funds acquire properties. The related expenses are included in general and administrative expenses.

(ii.) Property acquisition fees are for services we perform for the LIHTC investment funds to acquire interests in property partnerships. We recognize these fees when the investor equity is invested and as the properties' limited partnership interests are acquired by the investment fund.

(iii.) Partnership management fees are for maintaining the books and records of LIHTC investment funds, including requisite investor reporting. We recognize these fees over the five year contractual service period following the initial closing of the fund.

(iv.) Construction service fees from borrowers for servicing mortgage revenue bonds during the construction period are deferred and amortized into other income over the estimated construction period.

(v.) Administration fees charged to the property partnerships or to other entities we manage are recorded as the payments are received due to the uncertainty of collectability.

(vi.) Asset management fees from LIHTC investment funds, based on a percentage of each investment fund's invested assets, are earned for monitoring the acquired property interests and to ensure that their development, leasing and operations comply with LIHTC or other tax credit requirements.

(vii.) Bond acquisition fees are paid by borrowers when we acquire mortgage revenue bonds. These fees are recognized as yield adjustments in mortgage revenue bond interest income if we retain the bond or recognized immediately if we were to sell the bond.

(viii.) Credit intermediation fees for transactions to provide specified rates of return for an LIHTC fund, received in advance, are deferred and amortized over the applicable risk-weighted periods on a straight-line basis. For those pertaining to the construction and lease-up phase of a pool of properties, the periods are generally one to three years. For those pertaining to the operational phase of a pool of properties, the period is approximately 20 years.

Other Revenues – Other revenues principally consist of penalties we receive at the time of prepayment of a mortgage revenue bond and expense reimbursements for amounts billed to investment funds and other affiliated entities for reimbursement of salaries and certain other ongoing operating expenditures, which are recognized as earned.

Mortgage Revenue Bond Investing

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Total acquisition and funding activity	$ 226,393	$ 419,940	(46.1)%	$ 443,517	(5.3)%
Mortgage revenue bonds repaid	$ 21,751	$ 83,746	(74.0)%	$ 104,279	(19.7)%
Mortgage revenue bonds re-securitized with Freddie Mac	$ 2,800,560	$ --	-- %	$ --	-- %
Average portfolio balance (fair value)	$ 2,773,351	$ 2,560,099	8.3%	$ 2,229,654	14.8%
Weighted average permanent interest rate of bonds acquired	5.81%	5.99%		6.19%	
Weighted average yield of portfolio	6.19%	6.72%		6.77%	

For the periods presented, interest income earned on mortgage revenue bonds held in our own account increased primarily due to the higher average portfolio balance due to acquisition activity offset by a lower weighted average yield. Also included in mortgage revenue bond interest income was participating interest of $0.1 million in 2007, $5.2 million in 2006 and $2.6 million in 2005. Subsequent to the re-securitization of the mortgage revenue bonds, we have no remaining participating mortgage revenue bonds.

Historically we earned most of our income and cash flow from a positive spread between the interest earned from our mortgage revenue bond portfolio and the cost of capital we use to purchase the bonds. As a result of the December 2007 re-securitization of the bond portfolio with Freddie Mac, we expect a significant decrease in mortgage revenue bond interest income in future periods, but a higher level of other interest income from our residual interests.

While we re-securitized the majority of our mortgage revenue bonds, we intend to acquire additional bonds and securitize these bonds as well, retaining residual interests. To the extent we maintain residual interests from securitizing the bonds we will continue to earn the interest income allocated to the retained residual interest. In addition, for new mortgage revenue bonds we purchase, we will earn the interest spread until such bonds are sold with the residual interest retained.

LIHTC Fund Sponsorship

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
FEES BASED ON EQUITY RAISED					
Partnership management fees	$ 9,238	$ 6,927	33.4%	$ 5,322	30.2%
FEES BASED ON EQUITY INVESTED					
Organization, offering and acquisition allowance fees	14,434	19,552	(26.2)	22,559	(13.3)
Property acquisition fees	30,383	35,705	(14.9)	34,655	3.0
FEES BASED ON MANAGEMENT OF OTHER ENTITIES					
Asset management fees	29,561	27,022	9.4	25,485	6.0
OTHER FEE INCOME					
Construction service fees	3,547	4,801	(26.1)	4,583	4.8
Administration fees	2,738	2,492	9.9	1,876	32.8
Credit intermediation fees	9,153	8,215	11.4	9,845	(16.6)
Bond acquisition fees	1,884	3,405	(44.7)	3,863	(11.9)
	$ 100,938	$ 108,119	(6.6)%	$ 108,188	(0.1)%
Assets under management – LIHTC funds	$ 9,694,430	$ 8,525,903	13.7 %	$ 7,548,240	13.0%
Equity raised by LIHTC funds	$ 1,168,527	$ 1,184,321	(1.3)%	$ 1,131,274	4.7 %
Equity invested by LIHTC funds [1]	$ 1,200,693	$ 1,113,289	7.9 %	$ 1,074,457	3.6%

(1) Excludes warehoused properties that have not yet closed into an investment fund.

Fees Based on Equity Raised

The increase in partnership management fees over the three year period is primarily the result of additional (and larger) funds closed during the periods. As the fees collected are a percentage of the gross equity in the fund, the amount collected will increase the revenue recognized over the five-year service period following the funds' inception.

Fees Based on Equity Invested

Organization, offering and acquisition allowance fees decreased compared to the 2006 period due to a decrease in both the equity raised as well as in the fee rate realized stemming from heightened competition relating to certain types of funds. These same revenues decreased in 2006 compared to the 2005 period primarily due to a decrease in the fee rate realized, offset by a marginal increase in equity raised.

While we acquire properties on an ongoing basis throughout the year, we do not recognize property acquisition fees until we place the property in a sponsored fund. Therefore, delays in timing of a fund closure may impact the level of revenues we recognize in a given period. Additionally, the type of funds originated (whether for a single investor, multiple investors or one with specified rates of return) can affect the level of revenues as the fee rate for each varies.

These fees decreased in 2007, compared to the 2006 results, due to a decrease in the fee rate realized, stemming from changes in the mix of funds originated. The decrease in fee rates realized was partially offset by an increase in the amount of equity invested period over period. The increase in 2006 compared to the 2005 results is comparable to the increase in funds originated.

Fees Based on Management of Other Entities

As many of these revenues are recognized over time following the sponsorship of a new fund, much of the 2007 and 2006 increases relate to the funds closed in 2005 and 2006. The increase in asset management fees is attributable to:

- the higher level of assets under management as we add to the population of funds sponsored (with 15 added in 2007 and 10 added in 2006); and

- the improvement of the cash position of certain investment funds allowing us to collect management fees in 2007 which we did not previously recognize until collectability was reasonably assured. Some of these funds are now in the disposition stage and were able to pay these fees from the proceeds of the disposition of assets.

The 2006 increase was partially offset due to a decline in the cash positions of certain investment funds from the prior year which prevented us from recognizing any management fees for these funds.

Other Revenues

Construction service fees, credit intermediation, expense reimbursement, and other revenues in this segment consist largely of service fees charged to entities we manage (including consolidated partnerships) and fluctuate with the growth of the number of those entities and their cash flows.

Since mid-2006, the Affordable Housing Group no longer provides credit intermediation for new funds (as credit intermediation of new funds is provided by and fees are earned directly by our Credit Risk Products segment). This segment, however, continues to recognize fees for transactions prior to mid-2006 but we expect the fee stream in this segment to continue to decline in future periods as amortization ends for fees related to older transactions.

Expenses and Other Income (Loss)

Interest expense in this segment represents direct financing costs, including on-balance sheet securitizations of our mortgage revenue bonds prior to the re-securitization of these bonds to Freddie Mac in December 2007, distributions on preferred shares of Equity Issuer and intercompany interest expense on cash we borrow from our corporate credit facility to warehouse LIHTC property partnership investments prior to them being closed into a fund.

Other major expenses include salaries and other costs of employees working directly in this business as well as allocations of corporate costs. This segment also includes costs to subcontract asset management functions to our Portfolio Management Group at estimated market rates as applied to assets under management.

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Interest expense	$ 111,764	$ 87,391	27.9 %	$ 46,781	86.8%
Interest expense – preferred shares of subsidiary	18,898	18,898	--	18,898	--
General and administrative expenses	52,481	61,938	(15.3)	59,205	4.6
Depreciation and amortization	1,312	6,438	(79.6)	5,225	23.2
Impairment of assets	19,933	5,003	298.4	4,555	9.8
Total expenses	$ 204,388	$ 179,668	13.8 %	$ 134,664	33.4%
Equity and other (loss) income	$ (1,016)	$ (1,588)	(36.0)%	$ 4,216	(137.7)%
Loss on re-securitization of mortgage revenue bonds	(77,903)	--	--	--	--
Repayments of mortgage revenue bonds and sales of other assets	803	1,048	(23.4)	1,523	(31.2)
Total other (loss) income	$ (78,116)	$ (540)	N/M	$ 5,739	(109.4)%
Average borrowing rate [1]	4.79%	4.17%		3.65 %	
Average SIFMA rate	3.62%	3.45%		2.45 %	

(1) Includes effect of swaps and in 2006, incremental costs related to restructuring of our securitization programs.

With an increase in our average mortgage revenue bond portfolio balance our level of securitizations also increased which, coupled with rising borrowing rates, resulted in higher interest expense over the three-year period. These costs also include direct borrowings for warehousing of LIHTC investments or intercompany interest charges after the direct borrowing facility was terminated in 2006. We expect interest expense to decrease during 2008 as a result of the re-securitization of the bond portfolio and reduction in related financing arrangements.

The decrease in general and administrative expenses over the three-year period is due to lower fund sponsorship expenses incurred in connection with organizing and offering the LIHTC funds and is consistent with the decrease in the fee rates realized as discussed in the revenue section above. Furthermore, as a result of the re-securitization of bonds with Freddie Mac, swaps we entered into that served to provide variable-rate bond financing are now considered free-standing derivatives. Recognizing changes in fair values of these swaps resulted in additional interest expense of $2.8 million in 2007. We may seek to mitigate the impact of these derivatives by issuing a mirror swap in 2008.

We recognized impairment on nine mortgage revenue bonds in the 2007 period, eight in the 2006 period and four in the 2005 period.

The loss on re-securitization of mortgage revenue bonds principally includes the impact of the December 2007 re-securitization as further discussed in Note 4 to the consolidated financial statements. The gain recognized as a result of selling the bonds at remaining principal outstanding (as compared to the amortized cost basis) of $73.4 million was more than offset by transaction and other costs incurred. For certain bonds included in the re-securitization, we have continuing involvement that precluded sale treatment despite consideration received from Freddie Mac. For those bonds, we did not recognize a gain, but we may when sale treatment is ultimately obtained, which depends on the nature of the continuing involvement.

Income before other Allocations

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Income before other allocations	$ 452	$ 107,478	(99.6)%	$ 134,202	(19.9)%

The decrease in income before other allocations in 2007 as compared to 2006 is principally due to:

- the loss recognized on the re-securitization of the bond portfolio in December 2007 of $57.5 million; and
- increased interest expense.

The decrease in other income (loss) before allocations in 2006 as compared to 2005 is primarily driven by the increase in interest expense.

Affordable Housing CAD

CAD in this segment mostly comprises fee income based on fund sponsorship activity which is seasonal as well as the "spread income" on our mortgage revenue bond investments. With respect to mortgage revenue bond investments, prior to the re-securitization transaction with Freddie Mac, we earned income and cash flow from a positive spread between the interest earned from our mortgage revenue bond portfolio and the cost of financing the bonds. To the extent we maintain residual interests from securitizing the bonds, we will continue to earn the interest income allocated to the retained residual interest. In addition, for new mortgage revenue bonds we purchase, we will earn the interest spread until such bonds are sold with the residual interest retained.

CAD in 2007 (excluding the transaction costs associated with the re-securitization transaction in December 2007) was lower than the 2006 level because of a decline in fee income from fund sponsorship principally as a result of decreased fee rates realized. Additionally, higher interest costs in 2007 more than offset the higher level of mortgage revenue bond interest income during 2007.

CAD in this segment declined in 2006 from the 2005 period level due to higher borrowing costs from steadily increasing interest rates and charges recorded in 2006 associated with the restructuring of our securitization programs. These factors were partially offset by a sharply higher level of prepayment penalty income.

See Note 24 to the consolidated financial statements for a description of CAD and a reconciliation to net income.

Commercial Real Estate

Assets under Management

Assets under management in our Commercial Real Estate segment consisted of:

(dollars in millions)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
CMBS funds	$ 1,475.4	$ 890.1	65.8%	$ 890.1	-- %
High-yield debt investment entities	556.6	442.1	25.9	114.2	287.1
Joint venture equity funds	225.6	76.9	193.4	76.9	--
	$ 2,257.6	$ 1,409.1	60.2%	$ 1,081.2	30.3%

Revenues

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Mortgage origination fees	$ 7,555	$ 8,799	(14.1)%	$ 7,454	18.0%
Mortgage servicing fees	18,477	19,355	(4.5)	18,928	2.3
Other fee income	7,214	3,986	81.0	2,432	63.9
Other interest income	25,385	12,891	96.9	6,644	94.0
Prepayment penalties	3,022	5,194	(41.8)	5,150	0.9
Other revenues	4,240	4,837	(12.3)	5,905	(18.1)
Total revenues	$ 65,893	$ 55,062	19.7%	$ 46,513	18.4%

Our Commercial Real Estate Group principally derives revenues from investment interest and fee income, which includes:

Mortgage Banking Fees – Mortgage origination fees are recorded upon settlement of sale to the purchaser of the loans whereas mortgage servicing fees are recognized on an accrual basis as the services are performed over the servicing period.

Asset Management Fees - We manage certain high-yield debt investment funds including AMAC as well as a joint venture equity, CUC, for which we recognize asset management fees as earned provided that collection is reasonably assured.

Incentive Fees – Subject to the achievement of performance criteria we may earn incentive based fees in connection with our management of CUC and AMAC.

Investment management fees (including incentive fees) pertaining to management of CMBS and High-Yield Debt Fund Partnerships are recorded in the form of equity income.

Interest Income – Interest income in this segment includes interest on our loan to AMAC and also that of retained CMBS interest certificates. We recognize interest income as it accrues, provided collectability of future amounts is reasonably assured.

Originations

Mortgage originations for the years ended December 31 are broken down as follows:

(dollars in thousands)	2007		2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Mortgage originations	$ 1,799,083		$ 1,541,797	16.7%	$1,278,448	20.6%
		% of Total		% of Total		% of Total
Fannie Mae	$ 481,594	26.8%	$ 620,583	40.3%	$ 705,024	55.1%
Freddie Mac	480,052	26.7	280,093	18.2	160,835	12.6
Centerline Direct	708,761	39.4	535,554	34.7	--	--
Conduit and other	128,676	7.1	105,567	6.8	412,589	32.3
Total	$ 1,799,083	100.0%	$1,541,797	100.0%	$1,278,448	100.0%

Despite an overall increase in originations over the 2006 period, origination fees decreased in 2007 as the average rate of origination fees was impacted by the higher proportion of non-agency as well as non-risk sharing loans (which generally result in lower origination fees) and spread compression in the market. Originations for our lending program for AMAC and CRESS ("Centerline Direct") declined sharply beginning in the third quarter of 2007 as CRESS reached its maximum investment level and as a result of market conditions that led to the suspension of AMAC's investing activity. We expect this trend may continue in 2008.

Origination fees in 2006 increased over the 2005 period in proportion to the increase in originations during the same periods.

Servicing

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Primary servicing mortgage portfolio at December 31	$ 8,545,368	$ 8,360,889	2.2%	$ 8,499,955	(1.6)%

Despite an overall increase in the primary servicing mortgage portfolio balance, mortgage servicing fees declined in 2007 due to a decrease in the servicing fee rate resulting from a higher proportion of non-agency and non-loss sharing loans in the portfolio.

Investments

Increased interest income over the three-year period in this segment reflects the acquisition of Centerline Investors in mid-2006 as the operations acquired hold retained interests on securitized assets for investment. The 2007 amount reflects a full year of interest income on these investments while the 2006 results include only the period after acquisition. Also contributing to the 2007 increase was the periodic acquisition of CMBS investments by Centerline Investors, most of which were subsequently sold to a new CMBS Fund Partnership in August 2007.

Other Revenues

The decrease in prepayment penalties in 2007 relates to a lower level of refinancing activity in the current year as compared to last year. The number of loans for which we received prepayment penalty fees in 2007 decreased by close to 50% from the prior period level.

Expenses and Other Income (Loss)

Interest expense in this segment represents direct financing costs, including repurchase facilities (primarily used for CMBS fund investments until permanent financing is arranged for the pool of assets in a fund) and asset-backed warehouse lines (used for mortgage loans we originate).

Other major expenses include amortization of mortgage servicing rights, salaries and other costs of employees working directly in this business as well as allocations of corporate costs. This segment also includes costs to subcontract asset management and loan servicing functions to our Portfolio Management Group at contracted rates.

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Interest expense	$ 25,631	$ 7,518	240.9%	$ 3,093	143.1%
General and administrative expenses	77,076	60,539	27.3	40,711	48.7
Depreciation and amortization	15,468	18,058	(14.3)	19,618	(8.0)
Total expenses	$ 118,175	$ 86,115	37.2 %	$ 63,422	35.8%
Equity income	$ 18,392	$ 18,283	0.6%	$ 3,179	475.1%
Gain on sale or repayment of loans	10,446	10,406	0.4	6,501	60.1
Gain on termination of loan	--	6,916	--	--	--
Total other income (loss)	$ 28,838	$ 35,605	(19.0)%	$ 9,680	267.8%
Carrying value of MSRs at December 31	$ 52,334	$ 56,562	(7.5)%	$ 62,190	(9.0)%

The interest expense increase in the 2007 period is due to a full year of interest on the Commercial Real Estate repurchase facilities that are part of Centerline Investors as compared to only a partial period of interest in the 2006 period subsequent to acquisition. In addition, 2007 includes $13.5 million in interest expense related to three free-standing interest rate swap agreements entered into in connection with a CMBS fund that closed in the third quarter of 2007.

General and administrative expenses increased mostly as a result of the Centerline Investors acquisition, which resulted in:

- approximately 100 employees added upon acquisition in August 2006;
- incremental non-cash compensation costs of $4.8 million in 2007 (over the 2006 period) and $5.1 million in 2006 (over the 2005 period) related to shares issued in connection with the acquisition (of the incremental amount in 2006, approximately $0.5 million related to shares that vested immediately);
- increased deferred incentive sharing based compensation in 2006 related to CMBS Funds we sponsor;
- increased infrastructure costs; and
- increased compliance costs related to Sarbanes-Oxley principally due to Centerline Investors previous status as a private company.

The level of deferred incentive sharing based compensation decreased in 2007 (compared to the 2006 period) due to a corresponding decrease in the accrued incentive income from CMBS Fund Partnerships.

Depreciation and amortization decreased over the three year-period due to reduced amortization related to the declining MSR balance over the same period.

Gain on sale or repayment of loans relates directly to the value of MSRs recorded when loans are sold or servicing contracted is undertaken. The MSRs, in turn, are valued based on projected servicing revenues, which decreased over the three year period due to lower servicing fee rates for new originations as noted above. The gain on repayment of a loan in 2006 relates to a participating loan investment we had in a pension fund advisory business. When the loan was repaid, we received a $6.0 million cash payment and the right to manage CUC, the value of which right was recognized as a $0.9 million gain.

We act as general partner of the CMBS Fund Partnerships and the High-Yield Debt Fund Partnership we sponsor and own a portion of the funds at varying ownership percentages up to 25%. Equity income in this segment primarily represents our proportionate share of profits as well as other allocations for general partner services. The 2007 period includes an equity loss related to our investment in AMAC (in which we co-invested beginning in May 2007) and lower levels of incentive income accrued for CMBS Fund Partnerships stemming from disruption in CMBS markets. The 2006 and 2005 amounts also include the income from our membership interest in Centerline Investors prior to full acquisition.

Income (loss) before other allocations

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Income (loss) before other allocations	$(23,444)	$ 4,552	(615.0)%	$ (7,229)	163.0%

The decrease in income (loss) before other allocations in 2007 as compared to 2006 is due to the lower level of incentive income and higher costs. Cost increases were due to interest expense, principally related to free-standing derivatives, and increased general and administrative expenses, primarily related to salaries and benefits.

Income (loss) before other allocations improved in 2006 as compared to 2005 principally as a result of the Centerline Investors acquisition and the addition of equity and interest income streams in August 2006. Incremental revenues were partially offset by increased infrastructure costs that were due to the addition of the Centerline Investors business and the overall growth of this segment.

Commercial Real Estate CAD

The increase in segment CAD for 2007 and 2006 is attributable to the Centerline Investors acquisition and the addition of equity and interest income streams in August 2006. Incremental revenues were partially offset by increased infrastructure costs that were due to the addition of the Centerline Investors business and the overall growth of this segment. We expect that the increased size of the CMBS Fund Partnerships under management (and the equity income we earn from them) will continue to drive increased CAD growth in this segment but will be offset to a degree by declining origination and servicing fee rates.

See Note 24 to the consolidated financial statements for a description of CAD and a reconciliation to net income.

PORTFOLIO MANAGEMENT

Revenues

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Other interest income	$ 23,666	$ 13,707	72.7%	$ 5,977	129.3%
Asset management fees	14,980	9,803	52.8	9,908	(1.1)
Servicing fees	12,206	8,075	51.2	6,258	29.0
Other fees	9,714	3,751	159.0	60	N/M
Total fee income	$ 36,900	$ 21,629	70.6%	$ 16,226	33.3%
Other revenues	836	36	N/M	--	--
Total revenues	$ 61,402	$ 35,372	73.6%	$ 22,203	59.3%

Our Portfolio Management Group recognizes servicing fee income, including primary and special servicing. These fees are generally based on a percentage of the balance of loans serviced, and we record them as earned on an accrual basis provided that collection is reasonably assured. Assumption and substitution fees, included within other fees, are earned for modifications of loans in the servicing portfolio. This group also earns fees for performing asset management and loan servicing for the Affordable Housing and Commercial Real Estate Groups at estimated market rates as applied to assets under management or contracted rates for loans serviced.

Our Portfolio Management Group also earns interest income on escrow balances serviced on the accrual basis as earned.

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Servicing portfolio at December 31:					
Primary servicing [1]	$ 30,668,203	$ 21,331,571	43.8%	$ 8,947,775	138.4%
Special servicing	926,671	201,207	360.6	--	--
Carrying value of MSRs at December 31	6,195	12,223	(49.3)	--	--

(1) Includes sub-servicing of the Commercial Real Estate servicing portfolio.

Revenues increased over the three-year period as a result of the servicing business added as part of the Centerline Investors acquisition in August 2006 and are reflective of the overall growth of assets under management throughout the Company. That growth is due to the sponsorship of new LIHTC funds and the growth of our Commercial Real Estate business, particularly with regard to the business done with AMAC, CRESS and the CMBS funds.

The increase also includes earnings from escrow accounts maintained for the primary servicing portfolio and increased over the three year period due to higher balances as well as higher rates earned. Costs also include amortization of mortgage servicing rights related to third-party servicing.

Expenses

Expenses in this segment include salaries and other costs of employees working directly in this business as well as allocations of corporate costs.

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Interest expense	$ 82	$ --	--%	$ --	-- %
General and administrative expenses	29,147	18,223	59.9	9,557	90.7
Depreciation and amortization	6,819	107	N/M	79	35.4
Total expenses	$ 36,048	$ 18,330	96.7%	$ 9,636	90.2%

Expenses over the three year-period are principally due to higher infrastructure costs as we expand these businesses. The growth in general and administrative costs in 2007 and 2006 is principally due to the employees added at the time we acquired Centerline Investors, including its servicing affiliate. Included in the increase is incremental non-cash compensation costs of $2.0 million in 2007 (over the 2006 period) and $2.9 million in 2006 (over the 2005 period) related to shares issued in connection with the acquisition (of the incremental amount in 2006, approximately $0.6 million related to shares that vested immediately).

Income before other Allocations

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006	2005	% Change 2006 vs. 2005
Income before other allocations	$ 25,354	$ 17,042	48.8%	$ 12,567	35.6%

The increase in income before other allocations in 2007 as compared to 2006 is principally due to the acquisition of Centerline Investors and increased earnings from escrow accounts. The decrease in 2006 compared to 2005 was principally due to higher general and administrative costs, particularly employee related costs.

Portfolio Management CAD

Segment CAD for the 2007 period reflects an increase over 2006 primarily due to the inclusion of the servicing business we acquired along with Centerline Investors for the full year period as compared to a partial year in 2006 and the growth factors discussed above.

Segment CAD for the 2006 period was higher than the same period in 2005 due primarily to the higher level of assets under management throughout the Company, due in part to our acquisition of Centerline Investors. In addition, the introduction of new revenue streams upon the Centerline Investors acquisition also had a beneficial impact. We expect that the continued expansion of this business and the expected synergies from combining existing operations with Centerline Investors should benefit segment CAD in future periods.

See Note 24 to the consolidated financial statements for a description of CAD and a reconciliation to net income.

Credit Risk Products

Revenues

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006
Credit intermediation fees	$ 11,894	$ 2,471	381.3%
Other interest income	3,714	969	283.3
Other revenues	140	204	(31.4)
Total revenues	$ 15,748	$ 3,644	332.2%

Our Credit Risk Products Group principally derives revenues from investment interest and fee income, which includes:

Credit intermediation fees – Fees for credit intermediation transactions to provide specified rates of return for an LIHTC fund, received in advance, are deferred and amortized over the applicable risk-weighted periods on a straight-line basis. For those pertaining to the construction and lease-up phase of a pool of properties, the periods are generally one to three years. For those pertaining to the operational phase of a pool of properties, the period is approximately 20 years. Fees for other credit intermediation transactions are received monthly and recognized as income when earned.

Interest income – Interest income on temporary investments is recognized as earned. For investments in syndicated corporate debt, interest is recognized on the effective yield method, taking into account discounts or premiums on the investments.

Fee income is related to the credit intermediation of mortgage revenue bond securitizations which began in mid-2006 with the launch of this segment and fees associated with credit intermediation of certain LIHTC funds. The volume of credit intermediation provided to the Affordable Housing segment exceeded $1.4 billion through December 27, 2007. Much of this volume was discontinued upon the re-securitization of the Affordable Housing Group's mortgage revenue bond portfolio (upon which the associated credit default swaps this group issued were unwound). During 2007, however, our subsidiary received a AAA counterparty rating as a credit derivatives products company from S&P. As a result, we expect third party fees generated by this segment to increase.

Interest income in this segment increased along with collateral cash balances and acquisitions of syndicated corporate debt investments beginning in the fourth quarter of 2007.

Expenses

Interest expense in this segment represents direct financing costs, including an asset-backed warehouse line to acquire syndicated corporate debt investments, as well as intercompany interest expense on cash we may borrow from our corporate credit facility. Other expenses in this segment include salaries and other costs of employees working directly in this business as well as allocations of corporate costs.

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006
Interest expense	$ 1,023	$ 462	121.4%
General and administrative expenses	11,686	9,046	29.2
Impairment of other assets	75	--	--
Total expenses	$ 12,784	$ 9,508	34.5%

The increase in total expenses in 2007 is due to:

- the current year representing a full year of expenses as compared to only six months in 2006 (subsequent to the commencement of this segment);
- higher non-cash compensation costs related to stock option and restricted share grants issued in 2007;
- fees incurred to obtain our credit default products enterprise rating; and
- structuring fees paid to Natixis based on a higher volume of credit intermediation on which the fees are based.

The 2006 period included start-up costs and termination and other costs associated with the restructuring of securitization programs in connection with the launch of this segment.

Income (loss) before other Allocations

(dollars in thousands)	2007	2006	% Change 2007 vs. 2006
Income (loss) before other allocations	$ 2,964	$ (5,864)	150.5%

The loss in 2006 principally reflects startup costs that offset fee income as the business was launched in the middle of the year. The 2007 results reflect the full year of operations and the increased revenue streams as described above.

Credit Risk Products CAD

The increase in CAD results is due to expansion of operations since the inception of the business in mid-2006. As we continue to seek opportunities to provide services external to Centerline, we expect revenues and CAD to benefit accordingly.

See Note 24 to the consolidated financial statements for a description of CAD and a reconciliation to net income.

Consolidated Partnerships

The results of Consolidated Partnerships reflected entities in which we have a substantive controlling general partner or management member interest or in which we have concluded we are the primary beneficiary of a variable interest entity in accordance with FIN 46(R). With respect to the LIHTC Fund Partnerships and LIHTC Property Partnerships, we have no equity interest or, in the case of 37 partnerships, an insignificant equity interest. With respect to the CMBS Fund Partnerships and the High-Yield Debt Fund Partnership, we have ownership of up to 25.0% and also receive additional equity income allocations as manager.

A summary of the impact the Consolidated Partnerships have on our consolidated statement of operations is as follows:

	Years Ended December 31,						
	2007			2006			2005
(in thousands)	LIHTC Fund and Property Partnerships	CMBS and High Yield Debt Fund Partnerships	Total	LIHTC Fund and Property Partnerships	CMBS and High Yield Debt Fund Partnerships[1]	Total	LIHTC Fund and Property Partnerships
Revenues	$ 76,645	$ 181,376	$ 258,021	$ 48,338	$ 41,318	$ 89,656	$ 27,956
Interest expense	(19,245)	(81,076)	(100,321)	(25,989)	(21,937)	(47,926)	(26,322)
Other expenses	(106,360)	(6,671)	(113,031)	(81,704)	(438)	(82,142)	(53,028)
Partnership expenses eliminated in consolidation	(79,651)	(229)	(79,880)	(67,721)	--	(67,721)	(49,519)
Income (loss) on investments	(321,798)	(19,309)	(341,107)	(273,892)	(4,340)	(278,232)	(247,986)
Allocations to limited partners	450,437	(51,544)	398,893	400,680	697	401,377	349,531
Net impact	$ (28)	$ 22,547	$ 22,575	$ (288)	$ 15,300	$ 15,012	$ 632

(1) Represents period from date of Centerline Investor's acquisition in August 2006.

The net impact represents the equity income we earn on our co-investments which is included in our net income.

The following table summarizes the number of Consolidated Partnerships over the three year period:

	December 31,		
	2007	2006	2006
LIHTC Fund Partnerships	132	113	99
LIHTC Property Partnerships	54	55	36
CMBS Fund Partnerships	3	2	--
High-Yield Debt Fund Partnership	1	1	--

LIHTC Fund Partnerships and LIHTC Property Partnerships

Our Affordable Housing segment earns fees from LIHTC Fund Partnerships and interest on mortgage revenue bonds for which LIHTC Property Partnerships are the obligors. The LIHTC Fund Partnerships are tax credit equity investment funds we sponsor and manage. The LIHTC Property Partnerships are partnerships for which we have assumed the role of general partner.

The increased revenue, expense, equity loss and allocation amounts in 2007 are due to the addition of 19 LIHTC Fund Partnerships over the past year and the assumption of the general partner interests in 22 LIHTC Property Partnerships which occurred in the fourth quarter of 2006. The current year reflected a full year of activity for these properties.

As third party investors hold virtually all of the equity interests in these entities, we allocate results of operations of these partnerships to such third party investors except for a de minimis amount which represents our nominal ownership.

CMBS Fund Partnerships and High-Yield Debt Fund Partnership

The CMBS Fund Partnerships and the High-Yield Debt Fund Partnership were initially included in this segment upon our acquisition of Centerline Investors in August 2006. The higher amounts of revenue and expenses associated with these funds are due to the inclusion of the results in all of 2007 as compared to the post-acquisition period in 2006. In addition, the growth of the funds and the launching of a third CMBS fund in the third quarter of 2007 contributed to the current year increase.

Included in income (loss) on investments in 2007 is a $20.9 million impairment charge recorded in one of our CMBS Fund Partnerships associated with retained CMBS certificates as the fund is scheduled to liquidate in the next two years and may not hold the assets until recovery.

Liquidity and Capital Resources

Liquidity

A significant part of managing our liquidity includes the ongoing ability to accommodate growth of assets under management, fund and maintain investments including ongoing commitments, pay compensation and other general business operations, including our contractual obligations. Liquidity management involves forecasting funding requirements and maintaining sufficient capital to meet the fluctuating needs inherent in our business operations as well as unanticipated events.

We fund our short-term business needs (including investments) primarily with cash provided by operations, securitization of investments, repurchase agreements and revolving or warehouse credit facilities. Our primary sources of capital to meet long-term liquidity needs (including acquisitions) are debt and various types of equity offerings, including equity of our subsidiaries.

Turbulence in credit markets that began in 2007 has led to decreased availability of many forms of financing. Specifically, since mid-2007 we have experienced a sharp decline in our common share price and more constrained credit in the following areas:

- for our new corporate credit facility, the terms include a higher rate of interest, a more rapid amortization of principal and more stringent covenants than were the norm in prior periods;

- with respect to short term repurchase financing, which we use to accumulate CMBS investments in our Commercial Real Estate Group and CMBS Fund Partnerships within the Consolidated Partnerships segment, advance rates for such agreements have declined, compounding the effect on borrowing as market values of the collateral assets have declined. Additionally, the market for issuing CDO financing has deteriorated, impeding our ability to replace the repurchase financing with more cost effective permanent financing; and

- lenders for our mortgage loan warehouse line (some of which have also experienced recent credit restrictions) have sought to lower their exposure to specific borrowers or collateral types, resulting in lower borrowing capacity for us.

We believe that our existing financing capacity and cash flow from current operations are adequate to meet our immediate and long term liquidity requirements with respect to our operations. Nonetheless, as business needs warrant, we may issue other types of debt or equity in the future, although current market conditions could make such forms of financing very costly.

Our access to capital markets can be affected by factors outside our control, as discussed above. In addition, with respect to both short- and long-term business needs, access to capital markets is impacted by market conditions and the short- and long-term debt ratings assigned by independent rating agencies. The table below summarizes the credit ratings for us and our consolidated subsidiaries as of December 31, 2007:

	Centerline Holding Company Rating	Centerline Financial LLC Rating	Equity Issuer Rating
Moody's Investor Services			
Corporate credit	Ba3	--	--
Senior debt	Ba3	Aaa	--
Mezzanine debt	--	A1	--
Preferred shares	--	--	Aaa
Standard & Poor's			
Corporate credit	BB	AAA	
Senior debt	BB	AAA	--
Mezzanine debt	--	A+	--

We believe that our credit ratings provide us adequate access to the capital markets given our current expected cash needs.

Cash Flows

(in thousands)	2007	2006	2006
Cash provided by (used in) operating activities	$ 259,884	$ 103,309	$ (3,553)
Cash provided by (used in) investing activities	1,218,354	(540,583)	(368,755)
Cash (used in) provided by financing activities	(1,519,940)	454,792	462,316
Net change in cash	$ (41,702)	$ 17,518	$ 90,008

Operating Activities

Despite the net loss in 2007, our cash flows from operations increased over the 2006 level. As much of the net loss was caused by non-cash charges (such as fair value changes in interest rate derivatives, impairment charges and non-cash compensation) and realized losses from investing activities (such as the loss on the mortgage revenue bond re-securitization) those amounts are excluded from the calculation of operating cash flows. The underlying increase in cash flows in this category was due to increased liability balances and receipts of fees and markedly lower receivable balances at the end of 2007 as compared to the prior year.

Operating cash flows in 2006 were higher than in 2005 due primarily to a sharp reduction in the level of mortgage loans receivable during 2006 as a result of the high level of December 2005 originations that were not sold until the first quarter of 2006. Conversely, in the 2005 period, the increasing level of mortgage loan originations resulted in a net addition to the asset balance during that period. In addition, liabilities increased in the 2006 period to a greater extent than in 2005 due to higher collections of deferred revenues in connection with fund origination activity. These increases were partially offset by increased collateral deposits in connection with commencement of our Credit Risk Products Group and higher receivable balances, particularly with respect to advances to partnerships.

Investing Activities

Investing inflows were principally due to the cash received in the mortgage revenue bond re-securitization transaction coupled with a lower level of mortgage revenue bond origination activity prior to the transaction and lower levels of net investing activity in our other businesses. Additionally, outflows in the 2006 period included the acquisition of Centerline Investors. These factors were offset by a higher level of net cash placed as collateral due to escrow requirements associated with the re-securitization and the replacement of investment assets collateral with cash following the transaction and a $62.7 million increase in our loan to AMAC.

Cash used in investing activities was higher in 2006 as compared to 2005 primarily due to the Centerline Investors acquisition, offset in part by an investment sold to AMAC in April 2006, a decrease in restricted cash due to reduced restricted cash requirements when we restructured our securitization programs and returns of capital from Centerline Investors prior to our acquisition.

Financing Activities

Financing outflows in 2007 were primarily associated with the re-securitization transaction whereby we repaid virtually all of our existing securitization debt. Additionally, we repaid a substantial portion of our credit facility debt as part of the transaction while 2006 included an increase due to the Centerline Investors acquisition. Contributing to the decrease in outflows was the higher level of share repurchases in the first half of 2007. Offsetting these factors was the cash received in the resecuritization transaction that pertained to mortgage revenue bonds treated as financed rather than sold.

Financing inflows in the 2006 period were lower than in 2005. While we borrowed through a new credit facility to finance the Centerline Investors acquisition, the level of financing inflows was offset by the repayment of warehouse line borrowings associated with 2006 mortgage loan sales as noted in the discussion of operating cash flows above. Also included in financing activities are the proceeds and repayments related to the restructuring of our securitization programs and borrowings to capitalize our Credit Risk Products Group. Also contributing to the overall decrease in financing activities were treasury stock purchases made during the year.

Liquidity Requirements after December 31, 2007

During February 2008, equity distributions were paid as follows:

		(In thousands)
Common/CRA shareholders	$	24,879
SCU/SCI holders		8,663
4.4% CRA Preferred shareholders		1,193
Equity Issuer Preferred shareholders		6,281
Total	$	41,016

In January 2008, we loaned $20.2 million (in addition to $13.5 million advanced prior to December 31, 2007) to a CMBS Fund Partnership that we sponsored to allow it to cover margin calls for its repurchase facility borrowings. In the first quarter of 2008, investors in the fund provided bridge loans to allow the fund to fully repay its repurchase facility borrowings and we expect to recover a portion of the loans. The remainder will remain as loans due from the fund, of which $22.3 million will be a two-year loan earning 14% interest.

A portion of the cash received from the mortgage revenue bonds re-securitized with Freddie Mac (see Note 4 to the consolidated financial statements) was required to be placed in escrow in connection with stabilization requirements for certain properties securing some of the mortgage revenue bonds. Of the required amount, $50.0 million was unfunded as of December 31, 2007, although the required amount will decrease as the associated bonds satisfy stabilization requirements. Also in connection with the transaction, we incurred transaction costs of $35.3 million that were not paid at the time of closing. The escrow amount will be funded and the transaction fees paid upon receiving additional commitments for our new credit facility, with the escrow funding taking precedence.

Management is not aware of any trends or events, commitments or uncertainties, which have not otherwise been disclosed, that will or are likely to impact liquidity in a material way (see also Commitments and Contingencies below).

Capital Resources

Financing Obligations

(in thousands)	2007	2006	December 31, 2007 Available to Borrow	Maximum Commitment
Credit Facilities:				
Term loan	$ 140,000	$ 249,375	$ --	$ 140,000
Revolving credit facility	210,000	177,500	15,000	225,000
Other Notes Payable:				
CMC warehouse line	32,302	122,459	117,698	150,000
Multifamily ASAP plus facility	58,413	--	N/A	N/A
Commercial Real Estate repurchase lines	56,912	41,598	--	--
Syndicated corporate debt warehouse Line	5,423	--	94,577	100,000
Other	2,838	233	N/A	N/A
Financing Arrangements:				
P-FLOATs/RITES	14,275	403,381	N/A	N/A
Floats/Residuals	--	944,799	N/A	N/A
Fixed-Rate Securitizations	--	452,990	N/A	N/A
Secured Financing	548,227	--	N/A	N/A
Capital Structure (excluding Consolidated Partnerships)	$ 1,068,390	$ 2,392,335	$ 227,275	$ 615,000
Consolidated Partnerships	1,997,332	1,547,651	N/A	N/A
Total	$ 3,065,722	$ 3,939,986	$ 227,275	$ 615,000

Credit Facilities

In connection with the re-securitization of our mortgage revenue bond portfolio in December 2007, we terminated our existing credit facilities and entered into a Revolving Credit and Term Loan Agreement (the "Credit Facilities"). The Credit Facilities provide us with:

1. a $140.0 million term loan (subject to an increase of up to $10.0 million upon additional lenders' commitments), which matures on December 26, 2008 (the "Term Loan"); and

2. a $225.0 million revolving credit facility (subject to an increase of up to $75.0 million upon additional lenders' commitments and subject to a step-down to $275.0 million on March 30, 2009). The revolving credit facility matures on June 26, 2009, subject to a six-month extension at our option (the "Revolving Credit Facility").

The Credit Facilities bear interest at a rate of LIBOR plus a margin of 3.00% or a rate based on the prime rate.

Our Credit Facilities are available for general corporate needs, with up to $25.0 million (increasing to $50.0 million at such time Revolving Credit Facility lender commitments exceed $275.0 million) exclusively allocated to funding equity partnership investments of our Affordable Housing segment.

Our Credit Facilities require us to satisfy certain financial and other covenants including (as defined in the agreement):

- a minimum level of consolidated net worth;
- a minimum ratio of consolidated EBITDA to fixed charges;
- a minimum ratio of funded debt to consolidated EBITDA; and
- certain limitations on distributions (including distributions to minority interest holders).

As of December 31, 2007, we believe we were in compliance with all covenants of our Credit Facilities.

For more information see Note 11 to the consolidated financial statements.

Other Notes Payable

Other notes payable consist principally of asset backed debt arrangements. The CMC warehouse line the Multifamily ASAP Plus facility are warehouse lines utilized by our Commercial Real Estate loan originations business and are collateralized by loans for which we have pre-arranged sale commitments. Other credit lines support the syndicated corporate debt investing business included within our Credit Risk Products segment and repurchase facilities for Commercial Real Estate investments we hold for our own account or held prior to placement in CMBS Funds.

Our repurchase facilities provide us with liquidity based on specified advance rates and the fair value of collateral assets. Although we may experience margin calls in the ordinary course of business due to fluctuations in those fair values, as of the date of this filing we have not experienced any significant additional margin calls despite recent turbulence in the credit markets.

For more information see Note 11 to the consolidated financial statements.

Financing Arrangements and Secured Financing

In December 2007, we completed the re-securitization of most of our mortgage revenue bond portfolio. As a result, we terminated all existing financing arrangements with the exception of one securitization under our P-FLOATs/RITES program. For certain bonds included in the re-securitization, we have continuing involvement which precluded sale treatment despite consideration received from Freddie Mac. For such mortgage revenue bonds, we established a liability for the amount received pursuant to the re-securitization from Freddie Mac. For more information see Notes 4 and 12 to the consolidated financial statements.

Consolidated Partnerships

The capital structure of our Consolidated Partnerships comprises debt facilities that are non-recourse to us, including:

- three CDO financing arrangements of the CMBS Fund Partnerships;

- notes payable by LIHTC Fund Partnerships collateralized either by the funds' limited partners' equity subscriptions or by the underlying investments of the funds; and

- repurchase agreements for the CMBS Fund Partnerships and the High-Yield Debt Fund Partnership.

The funds we manage may and, due to recent market conditions, have experienced margin calls in the ordinary course of business due to fluctuations in fair values. As manager, we are not obligated to provide liquidity or capital resources outside of those available within the fund to cover such margin calls; however, we may choose to provide financing, generally in the form of short-term loans, to fund the margin call. In addition, we generally have the right to call capital from the investors, which would also result in additional capital required by us to the extent we have a co-investment in the impacted fund. For more information see Note 23 to the consolidated financial statements.

For the year ended December 31, 2007, our CMBS Fund Partnerships made net cash payments due to margin calls/margin receipts on repurchase facilities. These margin calls increased in 2008 due to volatility in CMBS markets and tightening of credit by many lenders, leading us to secure bridge financing from one fund's investors (including our subsidiary) in the first quarter of 2008 to replace the existing repurchase facilities. Upon securing this bridge financing, and upon the termination of a subscription line in our High-Yield Debt Fund Partnership, our Consolidated Partnerships will no longer be subject to such margin calls.

Equity

Other than our common shares, we have several classes of equity outstanding, provided in the table below, with varying claims upon our income and cash flows:

(in thousands)	2007	2006
Mezzanine equity:		
Minority interests in subsidiaries	$ 176,716	$ 247,390
Preferred shares of subsidiary (not subject to mandatory repurchase)	104,000	104,000
Redeemable CRA Shares	69,888	--
Permanent equity:		
CRA Shares	118,160	203,101

Minority Interests in Subsidiaries

Minority interests in subsidiaries as of December 31, 2007, consisted of SCUs and SCIs both of which were issued in connection with acquisitions. SCUs entitle their holders to a claim on the income and cash flows of certain of our subsidiaries through which we operate our LIHTC fund sponsorship business, are convertible into common shares on a one-for-one basis and are entitled to tax-adjusted dividends based on the common dividend rate. SCI holders are entitled to distributions at the same time as, and only if, we pay distributions on our common shares. As of December 31, 2007, SCI distributions were $1.72 per year, subject to an adjustment in the amount of 95% of the percentage increases or decreases in the dividends paid by us on our common shares. The SCIs are convertible into common shares on a one-for-one basis. In December 2007, we announced our intention to pay dividend on our common share at a rate of $0.60 per share on an annualized basis in 2008, subject to declaration and approval by our Board of Trustees.

SMUs (which were economically similar to SCIs but were associated with another subsidiary) were all redeemed or converted prior to December 31, 2007.

For more information see Note 15 to the consolidated financial statements.

Preferred shares of subsidiary

As of December 31, the preferred shares of Equity Issuer entitle their holders to a claim on certain residual interests retained in connection with the re-securitization of the Affordable Housing bond portfolio in December 2007. As the interest income we will earn from those retained interests matches the preferred dividend requirement of the shares and the principal amounts and terms of the certificates and preferred shares are equivalent, the preferred interest are effectively matched funded for economic purposes. They have no voting rights with respect to Centerline Holding Company and are not convertible into Centerline Holding Company common shares. See also Note 15 to the consolidated financial statements.

Community Reinvestment Act Shares

Community Reinvestment Act ("CRA") shares consist of:

- Convertible CRA Preferred Shares ("Convertible CRA Shares"); and

- 4.4% Perpetual Convertible CRA Preferred Shares ("4.4% Convertible CRA Shares").

Certain of the holders of Convertible CRA Shares and 4.4% Convertible CRA Shares have exercised options allowing them to redeem the shares at an unspecified time in the future. These are collectively referred to as "Redeemable CRA Shares".

The Convertible CRA Shares are economically equivalent to our common shares, receiving the same dividend. Unlike the common shares, however, these shares are not publicly traded and do not have voting rights. Our CRA shares were initially intended to entitle the holders to "credit" under the US government's Community Reinvestment Act. As a result of the re-securitization transaction with Freddie Mac in December 2007, we do not believe that these shares will continue to qualify for credits under the Community Reinvestment Act. These shares are convertible into common shares at the holders' option, mostly on a one-for-one basis. We first issued Convertible CRA Shares during 2000 and the program became popular with a broad range of banks that invest in our shares to both make an investment in us and to make qualifying Community Reinvestment Act investments.

The 4.4% Convertible CRA Shares are similar to the Convertible CRA Shares in that they entitle the holder to CRA "credit" and are convertible into common shares without having voting rights prior to conversion. Unlike the Convertible CRA Shares; however, these shares carry a fixed dividend and each will be convertible into common shares at the option of the shareholder at a rate of approximately 1.81:1 beginning in July 2008 (a total of 2.1 million common shares, subject to adjustment). Also beginning July 2008, we may redeem the shares at a price equal to their liquidation amount plus any accrued and unpaid distributions.

The Redeemable CRA Shares retain the economic characteristics described above except that some holders have forfeited their rights to convert the shares to common shares and the redeemable 4.4% Redeemable Convertible CRA Shares have increased the dividend rate to 5.2%. All of the Redeemable CRA Shares can be redeemed (at the holders' option) for the original issuance price of the shares. Due to the redemption feature no associated with these shares, they are now classified as temporary or "mezzanine" equity.

Preferred Shares

In January 2008, we issued 11.2 million 11.0% Cumulative Convertible Preferred Shares, Series A-1 ("11.0% Preferred Shares") in a private placement. The entire issue was purchased by an affiliate of TRCLP. The shares have a liquidation preference of $11.70 per share, are convertible into 12.2 million common shares and are entitled to voting rights as if converted into common shares. In January 2008, we announced a rights offering that entitles shareholders to purchase these shares from the TRCLP affiliate, and the TRCLP affiliate will retain any shares not purchased as part of the rights offering, which we expect to complete in April 2008.

Shelf Registration

In October 2004, we filed a shelf registration with the SEC providing for the issuance of up to $400.0 million in common shares, preferred shares and debt securities. The shelf registration was declared effective on March 1, 2005 and was available for use beginning April 1, 2006.

Further information about our equity instruments is included in Notes 15, 16 and 17 to the consolidated financial statements.

Commitments and Contingencies

Contractual Obligations

The following table provides our commitments as of December 31, 2007, to make future payments under our debt agreements and other contractual obligations:

(in thousands)	Payments due by Period Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financing arrangements and secured financing [1][2]	$ 562,502	$ 4,660	$ 13,513	$ 14,275	$ 530,054
Notes payable [1][2]	505,888	295,888	210,000	--	--
Operating lease obligations	71,562	8,688	17,017	14,413	31,444
Subleases	(6,809)	(1,359)	(2,514)	(2,634)	(302)
Unfunded investment commitments [3]	308,445	137,418	171,027	--	--
Preferred shares of subsidiary (subject to mandatory repurchase)	273,500	--	--	--	273,500
Subtotal before Consolidated Partnerships	1,715,088	445,295	409,043	26,054	834,696
Notes payable of consolidated partnerships [4]	458,367	262,153	35,527	159,675	1,012
Financing arrangements of consolidated partnerships	1,128,376	5,471	--	298,500	824,405
Repurchase agreements of consolidated partnerships	410,589	410,589	--	--	--
Consolidated Partnership unfunded investment commitments [5]	970,602	294,804	458,147	217,651	--
Subtotal of Consolidated Partnerships	2,967,934	973,017	493,674	675,826	825,417
Total	$ 4,683,022	$ 1,418,312	$ 902,717	$ 701,880	$ 1,660,113

(1) The amounts included in each category reflect the current expiration, reset or renewal date of each facility or security certificate. Management has the intent and believes it has the ability to renew, refinance or remarket the borrowings beyond their current due dates. Of the financing arrangements and secured financing balance, $548.2 million represents a liability established related to mortgage revenue bonds re-securitized in December 2007 which was not accounted for as a sale due to continuing involvement with the underlying assets. Amounts are based upon the expected repayment dates of the underlying bonds (see Notes 6 and 12 to the consolidated financial statements).

(2) Recourse debt represents principal amount only. The weighted average interest rate at period end, including the impact of swaps, was 6.63%.

(3) Of this amount, $292.3 million represents mortgage loan origination commitments with corresponding sale commitments.

(4) Of the notes payable of consolidated partnerships, $256.0 million are collateralized by equity subscriptions of certain equity partners of the investment funds. Under the partnership agreements, the equity partners are also obligated to pay the principal and interest on the notes. Of the remaining balance, $167.0 million is collateralized with the underlying properties of the consolidated operating partnerships. All of this debt is non-recourse to us.

(5) To be funded from capital of Consolidated Partnerships. Payments of investment commitments are based on property performance thresholds as defined in the partnership agreements. The estimated scheduled payments can vary based on the actual performance of the properties.

Off Balance Sheet Arrangements

The following table reflects our maximum exposure and the carrying amounts as of December 31, 2007 for guarantees we and our subsidiaries have entered into and other contingent liabilities:

(in thousands)	Maximum Exposure	Carrying Amount
Development deficit guarantees [1]	$ 18,421	$ 431
Operating deficit guarantees [1]	7,567	126
ACC transition guarantees [1]	3,245	--
Recapture guarantees [1]	147,246	--
Replacement reserve [1]	3,132	126
Guarantee of payment [1]	19,620	36
LIHTC credit intermediation [2]	1,519,095	44,296
Mortgage banking loss sharing agreements [3]	834,726	13,116
Centerline Financial credit default swaps [4]	44,015	1,223
	$ 2,597,067	$ 59,354

(1) Generally relate to business requirements for developers to obtain construction financing. As part of our role as co-developer of certain properties, we issue these guarantees in order to secure properties as assets for the funds we manage. To date, we have had minimal exposure to losses under these guarantees and anticipate no material liquidity requirements in satisfaction of any guarantee issued. The carrying values disclosed above relate to the fees we earn for the transactions, which we recognize as the fair values.

(2) We see these transactions as opportunities to expand our Affordable Housing business by offering broad capital solutions to customers. To date, we have had minimal exposure to losses and anticipate no material liquidity requirements in satisfaction of any arrangement. The carrying values disclosed above relate to the fees we earn for the transactions, which we recognize as the fair values.

(3) The loss sharing agreements with Fannie Mae and Freddie Mac are a normal part of the DUS and DUI lender programs and afford a higher level of fees than we earn for other comparable funding sources. The carrying value disclosed above is our estimate of potential exposure under the guarantees, although any funding requirements for such exposure is based on the contractual requirements of the underlying loans we sell to Fannie Mae and Freddie Mac, which vary as to amount and duration, up to a maximum of 30 years.

(4) We see these transactions as opportunities to expand our Credit Risk Products business by offering broad capital solutions to customers. To date, we have had minimal exposure to losses and anticipate no material liquidity requirements in satisfaction of any arrangement. The carrying values disclosed above relate to the fees we earn for the transactions, which we recognize at their fair values.

The maximum exposure amount is not indicative of our expected losses under the guarantees. For details of these transactions, see Note 25 to the consolidated financial statements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are based on the selection and application of GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions sometimes involve future events that cannot be determined with absolute certainty. Therefore, our determination of estimates requires that we exercise judgment. While we have used our best estimates based on the facts and circumstances available to us at the time, different results may actually occur and any such differences could be material to our consolidated financial statements. Unless otherwise noted, we applied our critical accounting policies and estimation methods consistently in all material respects and for all periods presented, and have discussed such policies with our Audit Committee.

We believe the following policies may involve a higher degree of judgment and complexity and represent the critical accounting estimates used in the preparation of our consolidated financial statements.

FAIR VALUE

Fair value measurements are an integral part of the preparation of financial statements in accordance with GAAP. In determining fair value, the selection of the appropriate valuation technique as well as determination of inputs, assumptions and estimates for each technique requires significant judgment. Although we believe that the inputs used in our valuation techniques are reasonable as of the measurement date, a change in one or more of the inputs could result in an increase or decrease in the fair value of certain assets or liabilities. Either instance would have an impact both on our consolidated financial statements.

Provided below are those instances where the determination of fair value could have the most significant impact on our financial condition or results of operations:

Valuation of Investments in Mortgage Revenue Bonds. SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, provides guidance on determining the valuation of investments owned. The initial classification of our investments in the "available-for-sale" category rather than as "held to maturity" is due to a provision in most of the mortgage revenue bonds under which we have a right to require redemption prior to maturity, although we can and may elect to hold them up to their maturity dates unless otherwise modified, and the ability of the borrower to prepay the bond after a lockout period. Because of this classification, we must carry our investments at fair value. We base the fair value of our mortgage revenue bonds on observable market transactions, which may indicate a fair value approximating the unpaid principal balance. Because mortgage revenue bonds typically have a limited market, in the absence of observable market transactions we must exercise judgment in determining what constitutes "fair value". In those instances, we estimate the fair value by calculating the present value of expected future cash flows under the bonds using a discount rate dependent upon whether the bonds is secured by a non-stabilized or stabilized property. For non-stabilized properties, the discount rate is based upon the average rate of new originations for the quarter leading up to the valuation date. For bonds secured by stabilized properties, the discount rate is reflective of the lower inherent risk. If the property underlying the bond has substandard performance, a factor is added to the discount rate to allow for the additional risk. Conversely, if the underlying property is performing much better than expected, the discount rate may be reduced to allow for the reduced risk.

In making these determinations, we evaluate, among other factors:

- issues regarding timely completion of the construction, even if there is no apparent risk of financial loss.
- whether stabilization requirements (i.e., minimum occupancy level and debt service coverage for specified periods) not yet met;
- whether weaknesses exist calling into question the viability of the project in the near to intermediate term; or
- whether project viability is in question and defaults exist.

We use these criteria to assess all of our mortgage revenue bonds and, any bonds meeting these criteria are assessed for risk of other-than-temporary impairment. If our analysis indicates that no other-than-temporary impairment has occurred, the fair value of a bond is considered to be the lower of outstanding face amount or the present value of expected future cash flows, with the discount rate adjusted to provide for the applicable risk factors.

Valuation of Series B Freddie Mac Certificates. We determine fair value of the Series B Freddie Mac Certificates, which represent the residual interests of the re-securitized portfolio, based upon a discounted cash flow model. The assumptions include:

- estimating the default and prepayment rates of the mortgage revenue bonds in the managed portfolio, which estimates are based on our historical experience and industry studies related to properties comparable to those underlying the bonds; and
- applying an appropriate discount rate, which we consider in comparison to comparable residual interests secured by multifamily loans, along with consideration of the tax free nature of the associated income.

Valuation of Mortgage Servicing Rights. SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as amended, requires that servicing rights retained when mortgage loans are sold be recorded as assets at fair value and amortized in proportion to, and over the period of, estimated net servicing income. Significant judgment is required in accounting for these assets, including:

- Determining the fair value of the asset retained when the associated mortgage is sold and in subsequent reporting periods, including such factors as costs to service the loans, the estimated rate of prepayments, the estimated rate of default and an appropriate discount rate to calculate the present value of cash flows; and
- Estimating the appropriate proportion and period for amortizing the asset.

Changes in these estimates and assumptions could materially affect the determination of fair value.

We assess our mortgage servicing rights for impairment based on the fair value of the assets as compared to carrying values. We estimate the fair value by obtaining market information from one of the primary mortgage servicing rights brokers. To determine impairment, the mortgage servicing portfolio is stratified by the risk characteristics of the underlying mortgage loans and we compare the estimated fair value of each stratum to its carrying value. With respect to our primary servicing portfolio, we have determined that the predominant risk characteristic is interest rate and type of loan. For our other servicing portfolios we have determined that the predominant risk characteristic is the ability to generate a consistent income stream per loan due to the short-term nature of the loans being serviced or due to the fact that certain servicing revenues are not recurring.

When the carrying value of servicing assets exceeds fair value, we recognize impairment through a valuation allowance; fair value in excess of the amount capitalized is not recognized.

Impairment of Goodwill and Intangible Assets. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment regarding the fair value of each reporting unit which is estimated using a discounted cash flow methodology. This, in turn, requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business and the life over which cash flows will occur. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

In addition, should we determine that goodwill is impaired, we would also review intangible assets for the same business to determine if they were also impaired. As with goodwill, any indicators of impairment of a specific intangible asset would also lead to a review. As the methods for determining fair values of intangible assets are similar to those for determining the fair value of goodwill, the same judgments and uncertainties apply to these determinations as well.

Our impairment analysis, which is performed annually during the fourth quarter, did not result in an impairment charge for goodwill or indefinite lived intangible assets in the years presented.

Accounting for Income Taxes

SFAS 109 establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns as well as the recoverability of amounts we record, including deferred tax assets. Furthermore, these projected future tax consequences include our assumption as to the continuing tax-free nature of a portion of our earnings. Variations in the actual outcome of these future tax consequences could materially impact our financial position or our results of operations. In addition, determining our exposure in connection with uncertain tax positions in accordance with FIN 48 requires judgment by management including determination of whether it is more likely than not that a position would withstand audit and the measurement of the tax position and related interest and penalties if challenged.

Consolidation

Our consolidated financial statements include the accounts of the parent trust, its wholly owned and majority owned subsidiary and statutory trusts, other non-trust subsidiary companies it controls and entities consolidated pursuant to FIN 46(R) or other similar accounting pronouncements including those governing partnerships. The analysis as to whether to consolidate an entity is subject to significant judgment. Some of the criteria we are required to consider include:

- determination of degree of control over an entity by its various equity holders;
- design of the entity;
- relationships between equity holders;
- determination of primary beneficiary; and
- ability to replace general partners, among others.

These analyses involve estimates, probability weighting of subjective factors included within cash flow models, and other estimates based on the judgment of management.

Our consolidated financial statements reflect the assets, liabilities, revenues and expenses of the Consolidated Partnerships on a gross basis. The interests of investors in these funds, which comprise the majority ownership interest, have historically been reflected as limited partners' interests in consolidated partnerships. As a result of consolidation, management fees and incentive fees earned by other segments related to the Consolidated Partnerships segment are eliminated in consolidation; however, our allocated share of the net income is adjusted accordingly such that the consolidation has no effect on our net income or loss. The deconsolidation of the funds would have the impact of significantly lowering our revenues and related expenses and restoring the presentation of management fees, including incentive fees that had previously been eliminated in consolidation.

In addition, we use the equity method to account for investments for which we have the ability to exercise significant influence over operating and financial policies. Our consolidated net income includes our share of net earnings of these companies. Our judgment regarding the level of influence over each equity method investment includes the consideration of key factors such as voting interest, representation on the board of directors, participation in policy-making decisions and materiality of intercompany transactions.

RELATED PARTY TRANSACTIONS

American Mortgage Acceptance Company

Through one of our subsidiaries, we manage the operations of AMAC. In addition, in March 2007, we entered into a share purchase plan under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, whereby we may purchase up to 9.8% of the outstanding common shares of AMAC in open-market purchases based on pre-determined parameters. Through December 31, 2007, we purchased 0.6 million common shares (for $5.3 million) under this plan, or 6.9% of the outstanding common shares of beneficial interest. Furthermore, in July 2007, we purchased 0.3 million shares of 7.25% Series A Cumulative Convertible Preferred Shares issued by AMAC for $7.0 million in connection with AMAC's public offering of such shares. We account for these investments on the equity method as we can exercise significant influence over AMAC's financial and operating policies via our advisory agreement.

In April 2007, we increased the capacity of the revolving credit facility to AMAC from $50.0 million to $80.0 million and extended the term to June 2008 with a one year optional extension. This facility, bearing interest at LIBOR plus 3.0%, is used by AMAC to purchase new investments and for general corporate purposes and had a balance of $77.7 million as of December 31, 2007. Income we earn from this facility is included in "Other interest income" in the Consolidated Statements of Operations. In the opinion of management, the terms of this facility are consistent with similar transactions with independent third parties.

Although AMAC has notified us that it is in default under the covenants of the line of credit, we have not exercised our rights to demand repayment as we believe the advances are recoverable.

The Related Companies L.P.

Subsequent to December 31, 2007, we issued and sold 11.2 million 11.0% Preferred Shares to a company affiliated with TRCLP in a private offering for an aggregate purchase price of $131.2 million. The shares have a liquidation preference of $11.70 per share and are convertible into 12.2 million common shares. The convertible preferred shares pay cash distributions, subject to declaration by our Board of Trustees. To the extent distributions are not declared, they will accrue.

The issuance of the shares was a condition to obtaining the new credit facility into which we entered at the time we re-securitized our mortgage revenue bond portfolio. While other buyers were considered for the share issuance, the terms desired by those parties would have resulted in a significantly higher cost of capital.

Subsequently, we initiated a rights offering to allow shareholders (excluding TRCLP and its affiliates) to purchase the shares that the TRCLP affiliate purchased. The TRCLP affiliate will "backstop" the rights offering by retaining any of the 11.0% Preferred Shares that are not purchased by participants in the rights offering.

RECENT PRONOUNCEMENTS

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 ("SFAS 160"). SFAS 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS 160 is effective for us on January 1, 2009. We are currently evaluating the impact of adopting SFAS 160 on our consolidated financial condition, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS 141(R)"). SFAS 141(R) broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141(R) expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS 141(R) is effective for us on January 1, 2009. We do not expect the adoption of SFAS 141(R) to have a material effect on our financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement was issued with the intent to provide an alternative measurement treatment for certain financial assets and liabilities. The alternative measurement would permit fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings as those changes occur. We did not elect the fair value option for any of our existing financial statements on the effective date and have not determined whether or not we will elect this option for any eligible financial instruments we acquire in the future.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 define fair value, establishes a framework for measuring fair value with respect to GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for our financial assets and liabilities on January 1, 2008. The FASB has deferred the provisions of SFAS 157 relating to nonfinancial assets and liabilities to January 1, 2009. Due to the requirement to consider nonperformance factors in determining the fair value for liabilities, and based on our evaluation to date, we do not expect the adoption of SFAS 157 to have a material effect on our financial position and results of operations. This statement, however, will require additional disclosures.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings ("SAB 109"). SAB 109 rescinds an existing prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB 109 also applies to any loan commitments for which fair value accounting is elected under SFAS 159. SAB 109 is effective as of our 2008 fiscal year. We are currently assessing the financial impact of adopting this pronouncement.

Quantitative and Qualitative Disclosures about Market Risks

We invest in certain financial instruments, primarily mortgage revenue bonds and other investments that are subject to various forms of market risk, including interest rate risk. We seek to prudently and actively manage such risks to earn sufficient compensation to justify the undertaking of such risks and to maintain capital levels which are commensurate with the risks we undertake.

The assumptions related to the following discussion of market risk involve judgments involving future economic market conditions, future corporate decisions and other interrelating factors, many of which are beyond our control and all of which are difficult or impossible to predict with precise accuracy. Although we believe that the assumptions underlying the forward-looking information are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking information included herein will prove to be accurate. Due to the significant uncertainties inherent in forward-looking information, the inclusion of such information should not be regarded as our representation that our objectives and plans would be achieved.

Interest Rate Risk

The nature of our investments and the instruments used to raise capital for their acquisition expose us to income and expense volatility due to fluctuations in market interest rates. Market interest rates are highly sensitive to many factors, including governmental policies, domestic and international economic and political considerations and other factors beyond our control. A rising interest rate environment could reduce the demand for multifamily tax-exempt and taxable financing, which could limit our ability to invest in mortgage revenue bonds or to structure transactions. Conversely, falling interest rates may prompt historical renters to become homebuyers, in turn potentially reducing the demand for multifamily housing.

Impact on Earnings

Many of our investments bear interest at fixed rates, or pay interest which do not fluctuate with changes in market interest rates.

In contrast, we have variable-rate debt related to our credit and warehouse facilities, with rates based on LIBOR. Other long-term sources of capital, such as our preferred shares of our subsidiary and our 4.4% Convertible CRA preferred shares, carry a fixed dividend rate and as such, are not impacted by changes in market interest rates.

Of the December 31, 2007, total amount of our liabilities labeled on our Consolidated Balance Sheet as "Financing Arrangements and Secured Financing" and "Notes Payable", $512.4 million is variable rate debt and not hedged via interest rate swap agreements. We also have large escrow balances maintained by our Portfolio Management Group and we are entitled to the interest earned on those balances. A 1.0% increase in interest rates would therefore result in a net decrease of our pre-tax income by $11.1 million.

We manage this risk through the use of interest rate swaps as described in Note 14 to the consolidated financial statements. In addition, we manage our exposure by striving for diversification in our businesses, including analysis of our susceptibility to interest rate changes and by managing our leverage.

Credit Spread and Margin Risk

Credit spreads measure the yield demanded on loans and securities by the market based on their credit relative to U.S. Treasuries, for fixed rate credit or LIBOR, for floating rate credit. Our fixed rate loans and securities are valued based on a market credit spread over the rate payable on fixed rate U.S. Treasuries of like maturity. Our variable rate investments are valued based on a market credit spread over LIBOR. Excessive supply of such loans and securities combined with reduced demand will generally cause the market to require a higher yield on such loans and securities, resulting in the use of higher (or "wider") spread over the benchmark rate used to value them.

Widening credit spreads would result in higher yields being required by the marketplace on loans and securities. This widening would reduce the value of the loans and securities we hold at the time because higher required yields result in lower prices on existing securities in order to adjust their yields upward to meet the market.

At December 31, 2007, a 1.0% movement in credit spreads would impact the book value of the applicable assets by approximately 5.0%. Under the terms of our repurchase agreements, when the estimated fair value of the existing collateral declines, the lenders may demand additional collateral or repayment of debt (i.e., a margin call). This could result from principal reductions due to scheduled amortization payments, unscheduled principal payments on the mortgages underlying our investments, changes in market interest rates and other market factors.

Should market interest rates and/or prepayment speeds on our investments continue to increase, margin calls on our repurchase agreements could substantially increase, causing an adverse change in our liquidity position and strategy. The sources mentioned above may not be sufficient to meet our obligations, including margin calls, as they come due; as a result, further margin calls may result in additional asset sales.

Stock Performance Graph

The following stock performance graph compares total shareholder return for the Company at December 31, 2007 to the Standard & Poor's 500 Index and the Russell 2000 Index. We are currently one of the companies included in the Russell 2000 stock index, an index that measures the performance of small market capitalization companies. The graph assumes a $100 investment on December 31, 2002. All stock price performance figures include the reinvestment of dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Centerline Holding Company, the S&P 500 Index and the Russell 2000 Index



250
200
150
100
50
0
DOLLARS
12/02
12/03
12/04
12/05
12/06
12/07
CENTERLINE
S&P 500
RUSSELL 2000

** $100 invested on 12/31/02 in stock or index; includes reinvestment of dividends. Fiscal year ending December 31.*

Cumulative Total Return

Company / Index	Base Period 12/02	Years Ending 12/03	12/04	12/05	12/06	12/07
Centerline Holding Company	100.00	130.57	161.94	151.53	167.00	66.24
S&P 500	100.00	128.68	142.69	149.70	173.34	182.87
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26

TRADING AND DIVIDEND INFORMATION

	Common Stock Market Price Low	Common Stock Market Price High	Dividends Declared
2007 *Quarter Ended:*			
March 31	$18.50	$21.87	$0.42
June 30	$16.75	$19.95	$0.42
September 30	$10.35	$18.47	$0.42
December 31	$ 6.28	$16.02	$0.42
2006 *Quarter Ended:*			
March 31	$19.52	$22.65	$0.42
June 30	$16.86	$20.13	$0.42
September 30	$18.10	$21.05	$0.42
December 31	$19.52	$21.76	$0.42

As of March 31, 2008, there were 2,876 registered common shareholders owning 51,014,497 common shares.

SHAREHOLDER INFORMATION

SHAREHOLDER INFORMATION

Corporate Office
625 Madison Avenue
New York, NY 10022
(212) 317-5700

Website
www.centerline.com

Employees
Centerline had over 500 employees as of December 31, 2007

Independent Accountants
Deloitte & Touche LLP

Counsel
Paul, Hastings, Janofsky & Walker LLP

Stock Listing
The New York Stock Exchange
Symbol: CHC

Transfer Agent & Registrar
Computershare Trust Company,
N.A. Centerline Holding Company
P.O. Box 43010
Providence, RI 02940-3010
(800) 730-6001
www.computershare.com

Dividend Reinvestment Plan
Centerline Holding Company offers its common shareholders a Dividend Reinvestment Plan. Shareholders who enroll in the Plan will have their quarterly dividend automatically reinvested toward the purchase of additional shares of Centerline Holding Company common stock. Costs and commissions associated with the Plan are paid for by the Company. For more information, please contact our Transfer Agent, Computershare, at (800) 730-6001.

Direct Deposit of Dividends
Centerline Holding Company's direct deposit dividend program provides for free, automatic deposit of quarterly dividend payments into a checking or savings account. For more information, please contact our Transfer Agent, Computershare, at (800) 730-6001.

Investor Relations
(800) 831-4826

Tax Information
Shareholders may obtain a copy of their Centerline Schedule K-1 at www.centerline.com

Form 10-K and CEO/CFO Certifications
A copy of the Trust's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge by written request to our Investor Relations Department.

Our Form 10-K is also available on our website at www.centerline.com.

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We also have filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Shareholder Account Access
Shareholders of record can receive online account information and answers to frequently asked questions regarding shareholder accounts via Centerline's website at www.centerline.com.

Annual Meeting
The Annual Meeting of Shareholders will be held on June 12, 2008, at 10:00a.m. at the offices of Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, NY.

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